As filed with the Securities and Exchange Commission on April 29, 2013

Registration No. 333-187787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST NBC BANK HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Louisiana	6022	14-1985604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashton J. Ryan, Jr.

Chairman, President and Chief Executive Officer

First NBC Bank Holding Company

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Chet A. Fenimore Geoffrey S. Kay Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900	Mitchell S. Eitel Robert Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $1.00 per share	4,791,667	$26.00	$124,583,342	$16,993.17

(1)	Includes shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.
(3)	$15,686 of such fee was previously paid.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2013

4,166,667 Shares

PROSPECTUS

Common Stock

This prospectus relates to the initial public offering of First NBC Bank Holding Company’s common stock. We are offering 4,166,667 shares of our common stock.

Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price per share of our common stock will be between $22.00 and $26.00 per share. We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “NBCB.”

See “Risk Factors,” beginning on page 10, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding the underwriting discount and certain expenses payable to the underwriters by us.

We have granted the underwriters an option to purchase up to an additional 625,000 shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on             , 2013.

SANDLER O’NEILL + PARTNERS, L.P.	Keefe, Bruyette & Woods A Stifel Company

Sterne Agee

FIG Partners LLC	Monroe Financial Partners

Prospectus dated                     , 2013

First
NBC

The historic First National Bank of Commerce building was built in 1927. It is still utilized today as First NBC Bank's main office at 210 Baronne Street in the Central Business District of New Orleans.

Gulf Coast Franchise

Baton Rouge
Lafayette
New Orleans
Branch Office
Mortgage Office

New Orleans Focus

Metairie
New Orleans

The distinctive New Orleans skyline is a spectacular site at night with the world famous Superdome illuminated in Mardi Gras colors of purple, gold and green.

About this Prospectus

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected in this prospectus to take advantage of scaled disclosure relating only to executive compensation arrangements. We do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase common stock in this offering. You should read the entire prospectus carefully, including the section titled “Risk Factors,” our consolidated financial statements and the related notes thereto, and management’s discussion and analysis of financial condition and results of operations, before making an investment decision. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” and “us” refer to First NBC Bank Holding Company, a Louisiana corporation, and its consolidated subsidiaries.

Overview

We are a bank holding company, headquartered in New Orleans, Louisiana, which offers a broad range of financial services through our wholly-owned banking subsidiary, First NBC Bank, a Louisiana state non-member bank. Our primary market is the New Orleans metropolitan area and the Mississippi Gulf Coast. We serve our customers from our main office located in the Central Business District of New Orleans, 31 full service branch offices located throughout our market and a loan production office in Gulfport, Mississippi. We believe that our market exhibits attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. Our strategic focus is on building a franchise with meaningful market share and strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders. As of December 31, 2012, on a consolidated basis, we had total assets of $2.7 billion, net loans of $1.9 billion, total deposits of $2.3 billion, and shareholders’ equity of $248.1 million.

We are the largest bank holding company by assets headquartered in New Orleans as of December 31, 2012. We are led by a team of experienced bankers, all of whom have substantial banking or related experience and relationships in the greater New Orleans market. We believe that recent changes and disruption within our primary market caused by significant acquisitions of local financial institutions and the operating difficulties faced by many local competitors have created an underserved base of small and middle-market businesses and high net worth individuals that are interested in banking with a company headquartered in, and with decision-making authority based in, the New Orleans market. We believe our management’s long-standing presence in the area gives us insight into the local market and the ability to tailor our products and services, particularly the structure of our loans, to the needs of our targeted customers. We seek to develop comprehensive, long-term banking relationships by cross-selling loans and core deposits, offering a diverse array of products and services and delivering high quality customer service. In addition to the reputation and local connections of our management, we believe that our strong capital position gives us an instant advantage over our competitors.

Our History and Growth

First NBC Bank was chartered with a commitment to the revival of the New Orleans metropolitan area, which was severely damaged by Hurricane Katrina in August 2005. Led by New Orleans native and veteran banker, Ashton J. Ryan, Jr., First NBC Bank commenced banking operations in May 2006. Since inception, First NBC Bank has experienced tremendous growth, both organically and acquisitively, in becoming a premier banking institution in New Orleans. Below are a few of our notable milestones:

•

May 2006 – Chartered with an initial capitalization of $61.8 million from local investors and highly sophisticated institutional investors, making it the largest initial capitalization of a de novo financial institution to commence operations under a Louisiana charter.

•	April 2008 – Completed acquisition of Dryades Bancorp, Inc., which contributed approximately $74 million in assets and four branches located in Orleans and Jefferson Parishes.

•	May 2008 – Completed the acquisition of a branch of Statewide Bank located in Jefferson Parish having approximately $60 million in deposits.

•	June 2011 – Achieved the top deposit market share in the New Orleans market of any bank holding company headquartered in the New Orleans market.

•

November 2011 – Completed the FDIC-assisted acquisition of Central Progressive Bank assuming $345 million in deposits and purchasing $368 million in assets, followed by the sale to outside investors of certain nonperforming assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets.

•

December 2011 – Had $2.2 billion in assets, becoming one of only seven de novo institutions established since 2006 (out of 397) to reach that mark, and the largest de novo institution that has relied primarily on organic growth.

•	December 2012 – Achieved deposit growth of $168.7 million, or 49.5%, from the branches acquired from Central Progressive Bank.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of the following competitive strengths:

•

Experienced core management team with a local banking tradition of success. Our management team is led by Ashton J. Ryan, Jr., who has more than 40 years of financial services experience, including 20 years in Arthur Andersen’s financial institutions audit practice and more than 20 years of commercial banking experience. Following his service as President and Chief Executive Officer of the former First National Bank of Commerce, Mr. Ryan served as President and Chief Executive Officer of First Bank & Trust (New Orleans) for approximately seven years before chartering First NBC Bank. Our senior management team, which also includes William J. Burnell, our Chief Credit Officer; Marsha S. Crowle, our Chief Compliance Officer; and Mary Beth Verdigets, our Chief Financial Officer, has been with the bank since inception. These officers have an average experience of approximately 33 years in banking or related fields in the New Orleans market. Additionally, 14 of our top 18 senior executives worked for First Commerce Corporation or its lead bank, First National Bank of Commerce, at the time of their acquisition by Bank One Corporation in 1998. At the time of its acquisition, First National Bank of Commerce was the largest financial institution in the New Orleans market, with approximately $6.0 billion in assets and a 28% deposit market share.

•

Strong brand and reputation in our market. We believe that our strong brand and market reputation have become and will remain a competitive advantage within our market. We have developed a reputation as an active lender in our community. Recently, other financial institution competitors in our market have been dealing with legacy asset problems associated with national economic conditions, which have had far less impact on us given the timing of our formation. By capitalizing on the business and personal relationships of our senior management team and relationship managers, we believe that we are positioned to continue taking advantage of the market dislocation in the New Orleans market resulting from several significant acquisitions of local financial institutions and the operating difficulties faced by many local competitors. We expect to accomplish this by continuing to attract talented bankers and customers, acquiring other institutions, and growing organically.

•

Stable and scalable platform. Since the current economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges and, as a result, we believe, have been unable to effectively service their customers’ needs and compete in our market. Throughout our operating history, we have maintained a stable banking platform with strong capital levels and sound asset quality. At December 31, 2012, we had a 7.15% tangible common equity ratio, a 9.04% tier 1 leverage capital ratio, a 11.26% tier 1 risk-based capital ratio and a 12.51% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.19% in 2011, and our average annual rate of net loan charge-offs to average loans over the same period was 0.08%. Furthermore, utilizing the prior experience of our management team at larger banks, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting acquisitions and continued growth while improving operational efficiencies. We believe that our strong capital and asset quality levels will allow us to grow and that our operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.

•

Growing deposit base. A significant driver of our franchise is the growth and stability of our deposits, which we use to fund our loans and investment portfolio. From December 31, 2008 through December 31, 2012, our total deposits grew at a compound annual growth rate of approximately 40%. Our deposit growth has been driven significantly by the growth in our transaction account deposits, which represented approximately 50% of our total deposits at December 31, 2012, up from 34% of our total deposits at December 31, 2009. We seek to cross-sell deposit products at loan origination, which provide a basis for expanding our banking relationships and a stable source of funding. Except for our utilization of Promontory Interfinancial Network, LLC’s CDARS® Reciprocal products to serve the needs of our higher balance deposit customers, we had no brokered deposits at December 31, 2012.

Our Operating Strategy

Our business model focuses on a traditional, relationship-based, community bank structure guided by the following principles: disciplined risk management; responsive, high-quality service; focus on building long-term relationships; credibility within our communities; creativity; and efficiency. We value our flexible organizational structure and strong risk management culture and believe that our level of market knowledge acquired by our management over the past 30 years and customer service differentiate us from other financial institutions. We are convinced that delivering our products and services through long-term relationship managers leads to successful outcomes for our customers and contributes to the retention of profitable customers, the keystone of our philosophy. We believe focusing on these principles will enable us to expand our capabilities for providing value-added services to our customer base and generate steady, long-term growth.

We are committed to the concept that a successful community bank must serve the needs of its community as well as its customers. Our officers and employees are heavily involved in civic and community organizations, and we provide substantial sponsorship dollars to activities that benefit our community. We believe that our business development strategies, which are focused on building market share through personal relationships as opposed to formal advertising, are consistent with our customer centric culture and are a cost effective way of developing new relationships and enhancing existing ones.

Organic and Acquisitive Growth

Our organic growth has focused on expanding market share in our existing and contiguous markets by attracting new customers with our personalized service and our ability to tailor commercial, consumer and specialized loans closely to local needs, particularly with respect to loan structure. We can then generate stable core deposits from these customers. We believe that our focus on and strong relationships in our market will provide long-term opportunities for organic growth, particularly in an improving economic environment.

Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our existing market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden. Our management team has a long history of identifying targets, assessing and pricing risk and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities.

Our Market

Our primary market is broadly defined as the Greater New Orleans metropolitan area and the Mississippi Gulf Coast. Reconstruction efforts in response to Hurricane Katrina and vibrant energy and tourism industries have revitalized the region and created a highly attractive demographic, economic and competitive landscape for us.

New Orleans serves as a major economic hub of the Gulf Coast region, providing major medical, financial, professional, governmental, transportation and retail services to Louisiana, Mississippi, and East Texas. The New Orleans metropolitan area had a population of 1.2 million people in 2012, which represented a growth rate of approximately 3.1% from 2010, a rate substantially higher than the national population growth rate of 1.4%.

The New Orleans economy has been traditionally driven by tourism and port activity, but recently a more diversified landscape has developed that includes petrochemical companies and growing medical services, technology and modern manufacturing industries. In 2012, 9.0 million visitors spent a new record of $6.0 billion, and the city seeks to increase visitors to 13.7 million and tourist spending to $11 billion by 2018. New Orleans hosted the NCAA Football BCS National Championship game and the NCAA Men’s Basketball Final Four Tournament in 2012 and the Super Bowl and the NCAA Women’s Basketball Final Four Tournament in 2013. All of these events were expected to generate significant tourism revenue for the local economy. Additionally, including offshore production, Louisiana is one of the top producers of crude oil and natural gas in the United States.

New Orleans is also the gateway to the Port of South Louisiana and the home of the Port of New Orleans, which are the largest and seventh largest ports in the United States by cargo tonnage and are fueled by the economic activity of the Mississippi River and the Gulf Coast region. The Panama Canal expansion, which is planned for completion in late 2014, is expected to provide an incremental boost to the region, as it will allow for shipping of more cargo between the Eastern United States and Asia that was previously transported by rail from West Coast ports.

In addition, the New Orleans economy has been and we expect will continue to benefit from substantial special funding from governmental and insurance sources. The New Orleans economy has been bolstered from insurance proceeds of more than $13 billion paid to Louisiana policyholders under the National Flood Insurance Program and approximately $25.3 billion from private insurers. In addition, the U.S. Government authorized $13.4 billion from its Community Development Block Grant program for recovery, $15 billion for restoration and enhancement of our flood protection system, $12.7 billion in the form of Gulf Opportunity Zone tax incentives allocated to Louisiana for economic development activities, and over $19.1 billion of funds through the Federal Emergency Management Agency to replace governmental infrastructure destroyed by Hurricanes Katrina and Rita, such as government buildings, schools, universities, drainage systems, and sewage and water systems, and aid individuals and households affected by the storm, among other things.

Recent Developments

The following is a discussion of certain unaudited financial information as of and for the three months ended March 31, 2013, all of which is preliminary in nature and based upon currently available information. The following quarterly results are also subject to revision based upon actual results, the review of those results by our independent auditors and an audit by our independent auditors of our annual results for the year ended December 31, 2013. Accordingly, we cannot assure you that upon completion of our review and the review of our independent auditors, we will not report materially different financial results than those set forth below. In addition, you should not assume that our operating results for the three months ended March 31, 2013 will be indicative of our operating results for the entire year ending December 31, 2013.

Results for the three months ended March 31, 2013 reflected similar trends as those experienced for the year ended December 31, 2012. As of March 31, 2013, we had total assets of approximately $2.8 billion, total loans of approximately $2.0 billion, total deposits of approximately $2.4 billion, and shareholder’ equity of approximately $255.9 million. As of March 31, 2013, book value per share was $15.83, an annualized increase of 15.5% from December 31, 2012.

Net interest income for the three months ended March 31, 2013 increased 10.0%, or approximately $1.8 million, to approximately $19.8 million, as compared to the same period in 2012. Total interest income for the three months ended March 31, 2013 increased 13.3%, or approximately $3.4 million, to approximately $28.7 million, primarily as a result of the growth in the average balance of interest-earning assets. Total interest expense for the three months ended March 31, 2013 increased 21.2%, or approximately $1.6 million, to $8.9 million, as compared to the same period in 2012, primarily due to an increase in the average balance of interest-bearing deposits. We estimate that our earnings per share, on a fully diluted basis, for the three months ended March 31, 2013 will be approximately $0.58 per share.

Following the end of the first quarter of 2013, First NBC Community Development Fund, LLC received an allocation of $50.0 million from the Community Development Financial Institutions Fund of the U.S. Treasury under its New Markets Tax Credit program. The allocation will generate $19.5 million in tax credits to us. The allocation represented a 25.0% increase over the Fund’s prior year allocation and increased the Fund’s total allocations under the program to $118 million.

Our Challenges

There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 10, and include, but are not limited to:

•	Our business may be adversely affected by general business and economic conditions;

•	We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers;

•	Our business is concentrated in the New Orleans metropolitan area, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy;

•	As recovery from Hurricane Katrina winds down in New Orleans, local economic activity may be depressed, which would adversely affect our growth;

•	The market in which we operate is susceptible to hurricanes and other natural disasters and adverse weather, as well as man-made disasters;

•	We operate in a highly regulated environment, which could restrain our growth and profitability; and

•	The lack of seasoning of our loan portfolio could increase the risk of credit defaults in the future.

Additional Information

Our principal executive office is located at 210 Baronne Street, New Orleans, Louisiana 70112, and our telephone number is (504) 566-8000. Our website address is www.firstnbcbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Securities offered by us	4,166,667 shares of common stock.

Underwriter purchase option	625,000 shares of common stock.

Securities offered as a percentage of outstanding shares of common stock	31.9%, assuming the underwriters do not exercise their purchase option.

Common shares outstanding after completion of the offering	17,229,692 shares of common stock, assuming the underwriters do not exercise their purchase option.(1)

Securities owned by directors and executive officers	Our directors and executive officers own 3,872,039 shares of our common stock, which amount is not expected to materially change as a result of the offering.

Use of proceeds	Assuming an initial public offering price of $24.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $91.5 million (or $105.6 million if the underwriters exercise in full their purchase option), after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds to us generated by this offering to support our organic growth and for other general corporate purposes. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. For additional information, see “Use of Proceeds.”

Dividends	We do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our Board of Directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that the Board deems relevant. For additional information, see “Dividend Policy.”

Rank	Our common stock is subordinate to our Series D preferred stock, and on parity with our Series C preferred stock, with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any debt that we may issue in the future and may be subordinate to any new series of preferred stock that we may issue in the future.

Listing	We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “NBCB.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 10, for a discussion of certain factors that you should carefully consider before making an investment decision.

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on 13,063,025 shares of our common stock issued and outstanding as of April 15, 2013. Unless otherwise noted, these references exclude:

•

942,617 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $13.20 per share (of which options to purchase 396,100 shares have vested);

•	319,124 shares of common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plan;

•	916,841 shares of our outstanding Series C preferred stock, which will become convertible, and are expected to be converted in part, into shares of common stock upon completion of the offering;

•	162,500 shares of common stock issuable upon the exercise of warrants issued to the organizers of First NBC Bank at an exercise price of $10.00 per share; and

•

87,059 shares of common stock issuable upon the exercise of warrants issued to the shareholders of Dryades Bancorp, Inc. at an exercise price of $19.50 per share in connection with our acquisition of that entity.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. The historical financial information as of and for the years ended December 31, 2012 and 2011 and for the year ended December 31, 2010, except for the selected ratios, is derived from our audited financial statements included elsewhere in this prospectus. The historical financial information as of December 31, 2010 and as of and for the years ended December 31, 2009 and 2008, except for the selected ratios, is derived from our audited financial statements not included in this prospectus. Average balances have been computed using daily averages, except for average total assets, which is computed using beginning and end of month average balances. Our historical results may not be indicative of our future performance. We have presented certain information in the table below on a non-GAAP basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for all non-GAAP measures included in the table below are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Use of Non-GAAP Financial Measures.”

	As of and for the year ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands, except share data)
Income Statement Data:
Interest income	$106,457	$79,014	$60,691	$45,192	$33,349
Interest expense	31,666	26,367	24,328	21,925	17,634

Net interest income	74,791	52,647	36,363	23,267	15,715
Provision for loan losses	11,035	8,010	5,514	2,466	1,574

Net interest income after provision	63,756	44,637	30,849	20,801	14,141
Noninterest income	13,136	5,951	5,647	2,673	1,387
Noninterest expense	55,007	36,247	26,287	19,186	13,160

Income before income taxes	21,885	14,341	10,209	4,288	2,368
Income tax expense (benefit)	(7,565)	(5,407)	147	90	206

Net income	29,450	19,748	10,062	4,198	2,162

Net income attributable to noncontrolling interests	510	308	—	—	—
Preferred stock dividends	510	792	972	634	—
Accretion of discount on preferred stock	—	580	179	134	—

Net income available to common shareholders	$28,430	$18,068	$8,911	$3,430	$2,162

Period-End Balance Sheet Data:
Investment securities, available-for-sale	$486,399	$326,489	$220,990	$117,568	$61,991
Loans, net of allowance for loan losses	1,895,240	1,633,214	1,099,975	840,644	583,446
Allowance for loan losses	26,977	18,122	12,508	7,889	5,504
Total assets	2,670,867	2,216,456	1,459,943	1,076,875	711,205
Noninterest-bearing deposits	239,538	221,423	115,071	56,169	59,506
Interest-bearing deposits	2,028,990	1,680,587	1,179,710	911,896	533,020
Long-term borrowings	75,220	56,845	15,440	550	900
Preferred shareholders’ equity	49,166	58,517	18,105	17,927	—
Common shareholders’ equity	198,935	163,353	111,281	71,479	66,239
Total shareholders’ equity	248,101	221,870	129,386	89,406	66,239

	As of and for the year ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands, except share data)
Per Share Data:
Earnings
Basic	$2.04	$1.55	$1.14	$0.52	$0.33
Diluted	2.02	1.54	1.13	0.51	0.32
Book value	15.24	13.44	11.63	10.66	9.97
Tangible book value(1)	14.58	12.70	11.07	9.84	9.13
Weighted average common shares outstanding
Basic	12,952,751	10,794,639	7,800,425	6,652,688	6,641,168
Diluted	13,112,791	10,860,928	7,858,410	6,689,713	6,786,835
Performance Ratios:
Return on average common equity	15.77%	14.28%	11.42%	6.11%	3.38%
Return on average equity	12.40	11.25	9.48	5.07	3.38
Return on average assets	1.19	1.17	0.79	0.45	0.40
Net interest margin	3.36	3.44	3.09	2.67	3.15
Efficiency ratio(2)	62.56	61.86	62.57	73.97	76.95
Asset Quality Ratios:
Nonperforming assets to total loans, other real estate owned and other assets owned(3)(4)	1.66%	1.11%	0.89%	0.95%	0.97%
Allowance for loan losses to total loans(4)	1.40	1.10	1.12	0.93	0.93
Allowance for loan losses to nonperforming loans(3)	115.19	173.92	333.99	140.27	96.17
Net charge-offs to average loans	0.12	0.19	0.09	0.01	0.01
Capital Ratios:
Total shareholders’ equity to assets	9.29%	10.01%	8.86%	8.30%	9.31%
Tangible common equity to tangible assets(5)	7.15	6.99	7.28	6.16	8.60
Tier 1 leverage capital	9.04	10.69	8.92	8.10	9.20
Tier 1 risk-based capital	11.26	12.02	10.07	9.91	9.68
Total risk-based capital	12.51	13.02	11.05	10.71	10.33

(1)	Tangible book value per common share is a non-GAAP financial measure. Tangible book value per common share is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, divided by the number of common shares outstanding at the balance sheet date. We believe that the most directly comparable GAAP financial measure is book value per share.

(2)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income.

(3)	Nonperforming assets consist of nonperforming loans and real estate and other property that we have repossessed. Nonperforming loans consist of nonaccrual loans and restructured loans.

(4)	Total loans are net of unearned discounts and deferred fees and costs.

(5)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to assets.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements” on page 26.

Risks Relating to our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. In particular, we believe that retaining Ashton J. Ryan, Jr., Marsha S. Crowle, William J. Burnell, George L. Jourdan, William M. Roohi and Mary Beth Verdigets is important to our success. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market, years of industry experience, long-term customer relationships, and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is concentrated in the New Orleans metropolitan area, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

We conduct substantially all of our operations in Louisiana, and more specifically, within the New Orleans metropolitan area. Substantially all of the real estate loans in our loan portfolio are secured by properties located in Louisiana. In addition, as of December 31, 2012, approximately 79% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the New Orleans metropolitan area. The New Orleans economy is particularly sensitive to oil and gas prices and tourism demand. We compete against a number of financial institutions who maintain significant operations located outside of the New Orleans metropolitan area and outside the State of Louisiana. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects Louisiana and New Orleans or existing or prospective property or borrowers in Louisiana and New Orleans may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.

As recovery from Hurricane Katrina winds down in New Orleans, local economic activity may be depressed, which would adversely affect our growth.

New Orleans was devastated by Hurricane Katrina in 2005, which resulted in severe loss of life, property and infrastructure damage estimated to between $75-$100 billion, and depressed real estate and labor markets and economic activity. Rebuilding continues, aided by more than $70 billion in federal government spending to date. We believe that our growth since inception has been accelerated because of the economic growth in New Orleans stimulated by this spending. The expected reduction in government spending on rebuilding in New Orleans could reduce economic activity in the region, which would adversely affect our growth and could have a material adverse effect on our business, financial condition, results of operations and prospects.

The market in which we operate is susceptible to hurricanes and other natural disasters and adverse weather, as well as man-made disasters, which may adversely affect our business and operations.

Substantially all of our business is in the New Orleans metropolitan area, which is an area that has and will continue to be damaged by major hurricanes, floods, tornadoes, tropical storms, and other natural disasters and adverse weather. These natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. Man-made disasters, like the 2010 Deepwater Horizon oil spill off the Louisiana coast, can also depress sectors that are critical to the New Orleans economy, such as tourism, energy and fishing, and other economic activity in the area. Economic losses from 2011 through 2013 for Louisiana commercial fisheries resulting from the oil spill are projected to be approximately $115-173 million. We believe that the moratorium on offshore drilling has also had an adverse impact on economic growth in the region. Any economic decline as a result of a natural disaster, adverse weather, oil spill or other man-made disaster can reduce the demand for loans and our other products and services. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A disaster could, therefore, result in decreased revenue and loan losses that have a material adverse effect our business, financial condition, results of operations and prospects.

We may not be able to adequately measure and limit our credit risk, which could adversely affect our profitability.

Our business model is focused primarily on lending to customers. The business of lending is inherently risky, including risks that the principal of or interest on the loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio.

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their examination process, periodically review our loan portfolio and the adequacy of our allowance for loan losses and may require adjustments based on judgments different than those of management. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2012, our non-owner-occupied commercial real estate loans totaled $345.5 million, or 18.0% of our total loan portfolio. Nonperforming non-owner-occupied commercial real estate loans totaled $59,000 as of December 31, 2012. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.

As of December 31, 2012, approximately 55% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country, and, along with the damage from

Hurricane Katrina, in New Orleans specifically, values may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past three years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of December 31, 2012, our 10 largest borrowing relationships ranged from approximately $27.0 million to $45.7 million (including unfunded commitments) and averaged approximately $31.1 million in total commitments. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our nonperforming loans and our provision for loan losses could increase significantly, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Delinquencies, defaults and foreclosures in residential mortgages have recently increased, creating a higher risk of repurchases and indemnity requests, which could adversely affect our profitability.

We originate residential mortgage loans for sale to government-sponsored enterprises, such as Fannie Mae, and other investors. As a part of this process, we make various representations and warranties to these purchasers that are tied to the underwriting standards under which the investors agreed to purchase the loan. If a representation or warranty proves to be untrue, we could be required to repurchase one or more of the mortgage loans or indemnify the investor. Repurchase and indemnity obligations tend to increase during weak economic times, as investors seek to pass on the risks associated with mortgage loan delinquencies. If we are forced to repurchase delinquent mortgage loans that we have previously sold to investors, or indemnify those investors, our business, financial condition, results of operations and prospects could be adversely affected.

We face significant competition to attract and retain customers, which could adversely affect our growth and profitability.

We operate in the highly competitive banking industry and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Our competitors are generally larger and have significantly more resources, greater name recognition, and more extensive and established branch networks than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could materially and adversely affect our business, financial condition, results of operations and prospects.

As a community bank, our ability to maintain our reputation is critical to the growth of our business.

We are a community bank, and our reputation is one of the most valuable components of our business. Our growth over the past several years has depended on attracting new customers from competing financial institutions and increasing our market share, primarily by the involvement of our employees in the community and word-of-mouth advertising, rather than on growth in the market for banking services in New Orleans. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new customers, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our growth has been aided by acquisitions of our local competitors, which may not continue.

In recent years, several of our local competitors have been acquired by larger, regional or nationwide institutions. As a result of these acquisitions, whether because of disruptions caused by merger integration problems, a desire to stay with a New Orleans-based institution or otherwise, many customers of the target institutions have chosen instead to bank with us. However, since 2011, we have been the largest bank holding company based in New Orleans by a significant margin, and acquisitions of our New Orleans-based competitors in the future would be unlikely to result in a comparable number of customers seeking a new, locally based institution. The absence of these growth opportunities could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, which could adversely affect our profitability.

Our business strategy includes evaluating strategic opportunities to grow organically through the expansion of First NBC Bank’s branch banking network, and we believe that branch expansion has been meaningful to our growth since inception. De novo branching carries with it certain risks, including: significant costs and anticipated initial operating losses associated with establishing a de novo branch; the inability to secure the services of qualified senior management to operate the de novo branch; local market reception for de novo branches established outside of the New Orleans metropolitan area; local economic conditions in the market served by the de novo branch; challenges associated with securing attractive locations within a new market at a reasonable cost; and the additional strain on management resources and internal systems and controls. If we are unable to manage the risks associated with our anticipated growth through de novo branching, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to overcome the integration and other risks associated with acquisitions, which could adversely affect our growth and profitability.

Although we plan to continue to grow our business organically, we may from time to time consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•

incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	intense competition from other banking organizations and other inquirers for acquisitions;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	significant problems relating to the conversion of the financial and customer data of the entity

•	integration of acquired customers into our financial and customer product systems; or

•	risks of impairment to goodwill or other than temporary impairment.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to correct the material weakness that we have identified in our internal control over financial reporting or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the

Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report.

During 2012, we identified a material weakness in our internal control that related to the accounting for the deferred tax aspects of certain of our investments in the entities that generate tax credits. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control was the lack of a sufficient number of accounting employees with the appropriate technical skills and knowledge regarding tax credit investments. We have taken what we believe are the appropriate actions to address the weakness including, hiring additional accounting personnel, providing training to our personnel to develop the expertise in tax credits, using outside accountants and consultants to supplement our internal staff when necessary, and implementing additional internal control procedures. See “Management’s Discussion and Analysis – Restatement of Previously Issued Financial Statements and Internal Control Remediation Initiatives.” We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. However, our actions may not be sufficient to result in an effective internal control environment.

If our actions are insufficient to fully correct the internal control weakness that we have identified, if we identify other material weaknesses in our internal control over financial reporting in the future, if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an opinion as to the effectiveness of our internal control over financial reporting when required, we may not be able to report our financial results accurately and timely. As a result, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial reports; our liquidity, access to capital markets, and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, the Federal Reserve or the FDIC, or other regulatory authorities, which could require additional financial and management resources. These events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should hold higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us as a result of these policies could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We maintain a significant investment in tax credits, which we may not be able to fully utilize.

At December 31, 2012, we maintained an investment of $67.4 million in entities for which we receive allocations of tax credits, which we utilize to offset our taxable income. We earned and recognized $17.1 million and $13.1 million in tax credits in 2012 and 2011, respectively, and as of December 31, 2012, we had tax credit carryforwards of approximately $37.4 million. We also expect to receive an additional $63.7 million in tax credits related to New Markets Tax Credits for which qualified equity investments have already been made. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to recapture or restructuring. Any of these events could have a material effect on our business, financial condition, results of operations and prospects.

Our effective federal income tax rate may increase.

As a result of our utilization of tax credits, we have recognized federal income taxes at effective tax rates substantially below statutory tax rates in every year since our inception. In some years, we paid no federal income taxes, even though we were profitable. We expect that tax credit-motivated investments will continue to be a material part of our business strategy for the foreseeable future. However, our ability to continue to access tax credits in the future will depend, among other factors, on federal and state tax policies, as well as the level of competition for future tax credits. Any of these tax credit programs could be discontinued at any time by future legislative action. If we are unable for any reason to maintain a level of federal tax credits consistent with our historical allocations, our effective federal income tax rate and taxes paid would be expected to increase, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The dividend rate on our Series D preferred stock fluctuates based on the changes in our “qualified small business lending” and other factors and may increase, which could adversely affect income to common shareholders.

We issued $37.9 million in Series D preferred stock to the U.S. Treasury in August 2011 in connection with the Small Business Lending Fund program. The dividend rate is subject to adjustment over the second through tenth dividend periods and could be as high as 5% per annum if our “qualified small business lending” decreases below certain levels or we fail to comply with certain other terms of our Series D preferred stock. From the eleventh dividend period through 4.5 years from our issuance of the Series D preferred stock, the annual dividend rate will be fixed at a rate between 1% and 7%, based upon the level of our “qualified small business lending” at the end of the ninth dividend period. In addition, if our “qualified small business lending” at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a lending incentive fee of 2% per annum, payable quarterly, calculated based on the liquidation value of our Series D preferred stock, beginning with dividend payment dates on or after April 1, 2014 and ending on April 1, 2016. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series D preferred stock. Since issuance, we have maintained our “qualified small business lending” at levels that would enable us to qualify for the lowest dividend rate. If we are unable to maintain our “qualified small business lending” at certain levels, if we fail to comply with certain other terms of our Series D preferred stock, or if we are unable to redeem our Series D preferred stock within 4.5 years following issuance, the dividend rate on our Series D preferred stock could result in materially greater dividend payments, which in turn could adversely impact our business, financial condition, results of operations and prospects.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We have positioned our asset portfolio to benefit in a higher or lower interest rate environment, but this may not remain true in the future. Our interest sensitivity profile was somewhat asset sensitive as of December 31, 2012, meaning that our net interest income and economic value of equity would increase more from rising interest rates than from falling interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for loan losses which may materially and adversely affect our business, results of operations, financial condition and prospects.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. In particular, approximately 50% of First NBC Bank’s liabilities as of December 31, 2012 were checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, 72% of the assets of First NBC Bank were loans, which cannot be called or sold in the same time frame. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other customer needs, which could have a material adverse effect on business, financial condition, results of operations and prospects.

By engaging in derivative transactions, we are exposed to credit and market risk, which could adversely affect our profitability and financial condition.

We manage interest rate risk by, among other things, utilizing derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Hedging interest rate risk is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2012, the fair value of our investment securities portfolio was approximately $486.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. However, in addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our information technology and telecommunications systems and third-party servicers, and any systems failures or interruptions could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. For example, FIS Banking Solutions provides our entire core banking system through a service bureau arrangement. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may bear costs associated with the proliferation of computer theft and cybercrime.

We necessarily collect, use and hold data concerning individuals and businesses with whom we have a banking relationship. Threats to data security, including unauthorized access and cyber attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory requirements. It is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Patching and other measures to protect existing systems and servers could be inadequate, especially on systems that are being retired. Controls employed by our information technology department and cloud vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Our systems and those of our third-party vendors may become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to the Regulation of our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

We are subject to extensive regulation and supervision that governs almost all aspects of our operations. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect consumers, depositors, the Deposit Insurance Fund and the banking system as a whole, and not shareholders and counterparties. These laws and regulations, among other matters, affect our lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the Louisiana Office of Financial Institutions periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of First NBC Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The short-term and long-term impact of the newly proposed regulatory capital rules is uncertain.

On June 7, 2012, the federal banking agencies announced proposed rulemaking for the purpose of strengthening the regulatory capital requirements of all banking organizations in the United States. The proposal is designed to implement the recommendations of the International Basel Committee on Bank Supervision. The proposed regulatory capital standards, commonly known as Basel III, were subject to public comment through October 22, 2012. Although the Basel III proposals were expected to begin phasing in on January 1, 2013, the federal banking agencies have delayed the implementation of the Basel III proposals to enable the agencies to consider the volume of comments received with respect to the proposals. Basel III creates a new regulatory capital standard based on tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process. Moreover, although we expect that the rulemaking process will result in generally higher regulatory capital standards, it is not certain at this time how any new standards will ultimately be applied to First NBC Bank and us. A significant increase in our capital requirement could reduce our growth and profitability and materially adversely affect our business, financial condition, results of operations and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to an Investment in our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•

publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	future issuances of our common stock or other securities;

•	additions or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

An active, liquid market for our common stock may not develop or be sustained following the offering, which may impair your ability to sell your shares.

Before this offering, there has been no established public market for our common stock. We intend to apply to have our common stock listed on the Nasdaq Global Select Market, but our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. In addition, 435,000 shares that are owned by Mr. Ryan, our Chief Executive Officer, are pledged as collateral to secure outstanding debt obligations and may be sold by the pledgees under certain circumstances. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All 4,166,667 of the shares of common stock sold in this offering (or 4,791,667 shares if the underwriters exercise in full their purchase option) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining 13,063,025 million outstanding shares of our common stock, or 76.5% of our outstanding shares, will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be sold in the market over time in private transactions or future public offerings. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 1.3 million shares of common stock issued or reserved for future issuance under our stock incentive plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $7.64 per share, based on an assumed initial offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $16.36 per share as of December 31, 2012. In addition, upon completion of the offering, the Series C preferred stock will be convertible in part into shares of common stock, and we expect the conversion to occur promptly following the offering, which would result in additional dilution of approximately $0.11 per share. Additional dilution will occur upon the conversion of the remaining shares of Series C preferred stock. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through our bank subsidiary. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

The rights of our common shareholders are subordinate to the rights of the holders of our Series D preferred stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

We have issued 37,935 shares of our Series D preferred stock to the U.S. Treasury in connection with our participation in the Small Business Lending Fund program. These shares have rights that are senior to our common stock. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series D preferred stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our Board of Directors has the authority to issue in the aggregate up to 10,000,000 shares of preferred stock, and to determine the terms of each issue of preferred stock, without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We do not intend to pay dividends in the foreseeable future.

Our Board of Directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies as well as our participation in the Treasury’s Small Business Lending Fund program. Finally, because First NBC Bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock. For additional information, see “Dividend Policy.”

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our Board of Directors to issue additional shares of authorized, but unissued capital stock;

•	enable our Board of Directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board;

•	enable our Board of Directors to increase the size of the Board and fill the vacancies created by the increase;

•	enable our Board of Directors to amend our bylaws without shareholder approval;

•	require advance notice for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	business and economic conditions generally and in the financial services industry, nationally and within our local market area;

•	changes in management personnel;

•	changes in government spending on rebuilding projects in New Orleans;

•

hurricanes, other natural disasters and adverse weather; oil spills and other man-made disasters; acts of terrorism, an outbreak of hostilities or other international or domestic calamities, acts of God and other matters beyond our control;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	deterioration of our asset quality;

•	changes in real estate values;

•	ability to execute our strategy;

•	increased competition in the financial services industry, nationally, regionally or locally, which may adversely affect pricing and terms;

•	our ability to identify potential candidates for, and consummate, acquisitions of banking franchises on attractive terms, or at all;

•	our ability to achieve organic loan and deposit growth and the composition of that growth;

•	changes in federal tax law or policy;

•	volatility and direction of market interest rates;

•	changes in the regulatory environment, including changes in regulations that affect the fees that we charge or expenses that we incur in connection with our operations;

•	changes in trade, monetary and fiscal policies and laws;

•	governmental legislation and regulation, including changes in accounting regulation or standards;

•	changes in interpretation of existing law and regulation;

•	further government intervention in the U.S. financial system; and

•	other factors that are discussed in the section titled “Risk Factors,” beginning on page 10.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $91.5 million, or approximately $105.6 million if the underwriters elect to exercise in full their purchase option, assuming an initial public offering price of $24.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $3.9 million, or $4.5 million if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds to us generated by this offering to support our organic growth and for other general corporate purposes. We believe that these net proceeds can be deployed to support our organic growth without significantly diluting our earnings per share. Although we may, from time to time in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our Board of Directors. We are not obligated to pay dividends on our common stock.

As a Louisiana corporation, we are subject to certain restrictions on dividends under the Louisiana Business Corporation Law. Generally, a Louisiana corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies, as well as our participation in the Treasury’s Small Business Lending Fund program. For additional information, see “Supervision and Regulation – Dividends.”

Because we are a holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from First NBC Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.

The present and future dividend policy of First NBC Bank is subject to the discretion of its Board of Directors. First NBC Bank is not obligated to pay dividends.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2012, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of 4,166,667 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $24.00 per share, the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and offering expenses. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2012
	Actual	As adjusted for the offering(1)
	(dollars in thousands)

Shareholders’ equity:
Common stock, par value $1.00 per share, 20,000,000 shares authorized, 13,052,583 shares issued and outstanding; and 17,219,250 shares issued and outstanding, as adjusted	$13,052	$17,219
Preferred stock, no par value, 10,000,000 shares authorized
Series C, 1,680,219 shares authorized, 916,841 shares issued and outstanding, actual and as adjusted	11,231	11,231
Series D, 37,935 shares authorized, issued and outstanding, actual and as adjusted	37,935	37,935
Additional paid-in capital	128,984	216,280
Accumulated earnings	59,825	59,825
Accumulated other comprehensive loss, net	(2,926)	(2,926)

Total shareholders’ equity	248,101	339,564
Noncontrolling interest	1	1

Total equity	$248,102	$339,565

Capital ratios:
Total shareholders’ equity to assets	9.29%	12.29%
Tangible common equity to tangible assets(2)	7.15	10.23
Tier 1 leverage capital	9.04	12.03
Tier 1 risk-based capital	11.26	15.49
Total risk-based capital	12.51	16.73

(1)	References in this section to the number of shares of our common stock outstanding do not include the 916,841 shares of Series C preferred stock that will become convertible, and are expected to be converted in part, into common stock upon completion of the offering. The conversion of shares of Series C preferred stock into shares of common stock will have no impact on the total equity or capital ratios shown, but will result in a reduction of $5.7 million in Series C preferred stock outstanding and a corresponding increase in common stock outstanding and additional paid-in capital.

(2)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Use of Non-GAAP Financial Measures.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per common share is equal to our total shareholders’ equity, excluding preferred stock, less intangible assets, divided by the number of common shares outstanding. As of December 31, 2012, the tangible book value of our common stock was $190.3 million, or $14.58 per share.

After giving effect to our sale of 4,166,667 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of 24.00 per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of our common stock at December 31, 2012 would have been approximately $281.7 million, or $16.36 per share. Therefore, this offering will result in an immediate increase of $1.78 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $7.64 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 31.8% of the assumed public offering price of $24.00 per share.

In addition, promptly following the offering, we expect that 464,482 shares of our Series C preferred stock will be converted on a one-for-one basis into shares of our common stock, which will result in additional dilution to new investors. After giving effect to the offering, in the manner described above, and assuming the subsequent conversion of 464,482 shares of Series C preferred stock into common stock, the pro forma net tangible book value per share of our common stock at December 31, 2012 would have been $16.25 per share. Accordingly, taking into account the conversion of 464,482 shares of Series C preferred stock, this offering will result in an immediate increase of $1.68 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $7.75 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 32.3% of the assumed public offering price of $24.00 per share. Additional dilution will occur upon the conversion of the remaining shares of Series C preferred stock.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Net tangible book value per common share at December 31, 2012	$14.58
Increase in net tangible book value per common share attributable to new investors	1.78
Pro forma tangible book value per common share after the offering	16.36
Initial public offering price	24.00

Dilution per common share to new investors from offering	7.64
Additional dilution per common share as a result of conversion of Series C preferred stock	0.11

Dilution per common share to new investors from offering and conversion	$7.75

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis as of April 15, 2013, after giving effect to our sale of 4,166,667 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $24.00 per share. The table also assumes the conversion of 464,482 shares of our outstanding Series C preferred stock into an equal number of shares of our common stock.

	Shares Purchased/Issued		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Shareholders as of February 28, 2013	13,527,507	76.45%	$149,683,587	59.95%	$11.07
New investors in this offering	4,166,667	23.55%	$100,000,008	40.05%	$24.00

Total	17,694,174	100.00%	$249,683,595	100.00%	$14.11

The table above excludes 1,192,176 shares of common stock issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of $13.83 per share, which includes 645,659 shares of common stock issuable upon exercise of stock options and warrants that have vested. To the extent that any of the foregoing options or warrants are exercised, investors participating in the offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of April 15, 2013, there were approximately 270 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Overview

We are a bank holding company, headquartered in New Orleans, Louisiana, which offers a broad range of financial services through our wholly-owned banking subsidiary, First NBC Bank, a Louisiana state non-member bank. Our primary market is the New Orleans metropolitan area and the Mississippi Gulf Coast. We serve our customers from our main office located in the Central Business District of New Orleans, 31 full service branch offices located throughout our market and a loan production office in Gulfport, Mississippi. We believe that our market exhibits attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. Our strategic focus is on building a franchise with meaningful market share and strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders. As of December 31, 2012, on a consolidated basis, we had total assets of $2.7 billion, net loans of $1.9 billion, total deposits of $2.3 billion, and shareholders’ equity of $248.1 million.

We are the largest bank holding company by assets headquartered in New Orleans as of December 31, 2012. We are led by a team of experienced bankers, all of whom have substantial banking or related experience and relationships in the greater New Orleans market. We believe that recent changes and disruption within our primary market has created an underserved base of small and middle-market businesses and high net worth individuals that are interested in banking with a company headquartered in, and with decision-making authority based in, the New Orleans market. We believe our management’s long-standing presence in the area gives us insight into the local market and, as a result, the ability to tailor our products and services, particularly the structure of our loans, more closely to the needs of our targeted customers. We seek to develop comprehensive, long-term banking relationships by cross-selling loans and core deposits, offering a diverse array of products and services and delivering high quality customer service. In addition to the reputation and local connections of our management, we believe that our strong capital position gives us an instant advantage over our competitors.

Our History and Growth

First NBC Bank was chartered with a commitment to the revival of the New Orleans metropolitan area, which was severely damaged by Hurricane Katrina in August 2005. Led by New Orleans native and veteran banker, Ashton J. Ryan, Jr., First NBC Bank commenced banking operations in May 2006. Since inception, First NBC Bank has experienced tremendous growth, both organically and acquisitively, in becoming a premier banking institution in New Orleans. In 2007, First NBC Bank shareholders exchanged their shares of common stock for shares of common stock of First NBC Bank Holding Company, and the bank thereby became our wholly-owned subsidiary. Below are a few of our notable milestones:

•

May 2006 – Chartered with an initial capitalization of $61.8 million from local investors and highly sophisticated institutional investors, making it the largest initial capitalization of a de novo financial institution to commence operations under a Louisiana charter.

•	April 2008 – Completed acquisition of Dryades Bancorp, Inc., which contributed approximately $74 million in assets and four branches located in Orleans and Jefferson Parishes.

•	May 2008 – Completed the acquisition of a branch of Statewide Bank located in Jefferson Parish having approximately $60 million in deposits.

•	June 2011 – Achieved the top deposit market share in the New Orleans market of any bank holding company headquartered in the New Orleans market.

•

November 2011 – Completed the FDIC-assisted acquisition of Central Progressive Bank assuming $345 million in deposits and purchasing $368 million in assets, followed by the sale to outside investors of certain nonperforming assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets.

•

December 2011 – Had $2.2 billion in assets, becoming one of only seven de novo institutions established since 2006 (out of 397) to reach that mark, and the largest de novo institution that has relied primarily on organic growth.

•	December 2012 – Achieved deposit growth of $168.7 million, or 49.5%, from the branches acquired from Central Progressive Bank.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of the following competitive strengths:

Experienced core management team with a local banking tradition of success. Our management team is led by Ashton J. Ryan, Jr., who has more than 40 years of financial services experience, including 20 years in Arthur Andersen’s financial institutions audit practice and more than 20 years of commercial banking experience. Following his service as President and Chief Executive Officer of the former First National Bank of Commerce, Mr. Ryan served as President and Chief Executive Officer of First Bank & Trust (New Orleans) for approximately seven years before chartering First NBC Bank. Our senior management team, which also includes William J. Burnell, our Chief Credit Officer; Marsha S. Crowle, our Chief Compliance Officer; and Mary Beth Verdigets, our Chief Financial Officer, has been with the bank since inception. Each member of our senior management team has management experience at growing bank franchises. Members of our senior management team have worked together in executive management capacities at local New Orleans institutions. These officers have an average experience of 33 years in banking or related fields in our primary market. Moreover, 14 of our top 18 senior executives worked for First Commerce Corporation or its lead bank, First National Bank of Commerce, at the time of their acquisition by Bank One Corporation in 1998. At the time of its acquisition, First National Bank of Commerce was the largest financial institution in the New Orleans market with approximately $6.0 billion in assets and a 28% deposit market share.

Strong brand and reputation in our market. We believe that our strong brand and market reputation have become and will remain a competitive advantage within our market. We have developed a reputation as an active lender in our community at a time when other financial institution competitors in our market have been dealing with legacy asset problems associated with national economic conditions. By capitalizing on the business and personal relationships of our senior management team and relationship managers, we believe that we are positioned to continue taking advantage of the market dislocation in the New Orleans market resulting from several significant acquisitions of local financial institutions and the operating difficulties faced by many local competitors. We expect to accomplish this by continuing to attract talented bankers and customers, acquiring other institutions and growing organically.

Stable and scalable platform. Since the current economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges and, as a result, have been unable to effectively service their customers’ needs and compete in our market. Throughout our operating history, we have maintained a stable banking platform with strong capital levels and sound asset quality. At December 31, 2012, we had a 7.15% tangible common equity ratio, a 9.04% tier 1 leverage capital ratio, a 11.26% tier 1 risk-based capital ratio and a 12.51% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.19% in 2011, and our average annual rate of net loan charge-offs to average loans over the same period was 0.08%. Furthermore, utilizing the prior experience of our management team at larger banks, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting acquisitions and continued organic growth, while improving operational efficiencies. We believe that our strong capital and asset quality levels will allow us to grow and that our operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.

Growing deposit base. A significant driver of our franchise is the growth and stability of our deposits, which we use to fund our loans and investment portfolio. At December 31, 2012, our total deposits were $2.3 billion. From December 31, 2008 through December 31, 2012, our total deposits have grown at a compound annual growth rate of approximately 40%. Our deposit growth has been driven significantly by the growth in our transaction account deposits, which represented approximately 50% of our total deposits at December 31, 2012, up from 34% of our total deposits at December 31, 2009. We seek to cross-sell deposit products at loan origination, which provide a basis for expanding our banking relationships and a stable source of funding. Except for our limited utilization of Promontory Interfinancial Network, LLC’s CDARS® Reciprocal products to serve the needs of our higher balance local deposit customers, we had no brokered deposits at December 31, 2012.

Our Operating Strategy

Our business model focuses on a traditional, relationship-based, community bank structure guided by the following principles: disciplined risk management; responsive, high-quality service; focus on building long-term relationships; credibility within our communities; creativity and efficiency. We value our flexible organizational structure and strong risk management culture and believe that the level of market knowledge acquired by our management over their banking careers and customer service differentiates us from other financial institutions. We believe focusing on these principles will enable us to expand our capabilities for providing value-added services to our customer base and generate steady, long-term growth.

Our organizational culture is focused on providing products and services that meet customer needs in a way that leads to increased depth of relationship, enhanced long-term profitability, customer referral and exceptional customer retention. A key aspect of this philosophy is a clear understanding of customer profitability and a differentiation of service value for the most profitable customer segments. We assign each customer who meets our profitability standards a relationship manager whose role it is to understand the customer’s needs and ensure that we meet those needs in providing products and services. We believe our clients prefer this type of highly personalized service. Our relationship managers are able to offer traditional banking services and also collaborate with certain specialists, such as investment consultants, mortgage originators, trust experts and cash management specialists, among others. We are convinced that delivering our products and services through long-term relationship managers leads to successful outcomes for our customers and contributes to retention of profitable customers, the keystone of our philosophy.

We are committed to the concept that a successful community bank must serve the needs of its community as well as its customers. Our officers and employees are also heavily involved in civic and community organizations, and we provide substantial sponsorship dollars to activities that benefit our community. In addition, we focus the vast majority of our advertising budget on sponsorships for important civic causes, rather than on traditional forms of media. We believe that our business development strategies, which are focused on building market share through personal relationships as opposed to formal advertising, are consistent with our customer centric culture and are a cost effective way of developing new relationships and enhancing existing ones. We also believe that our employees appreciate our investment in our local community. We have been selected as one of the “Best Places to Work” in the New Orleans metropolitan area each of the last four years by City Business, one of New Orleans’ leading business publications. We believe that our positive reputation as an employer and the experience of our senior management in the community will allow us to opportunistically hire relationship managers, loan officers and other revenue-generating employees who can bring an established customer base with them.

We earned a Community Reinvestment Act rating of “outstanding” in our first year of existence and have consistently maintained that rating since that time. Initially, the aftermath of Hurricane Katrina created a number of opportunities for us to help in the economic recovery of the area. From inception through December 31, 2012, we invested approximately $99.1 million in tax credit projects that have rebuilt affordable housing, created employment and supported redevelopment projects in our city and the surrounding areas. We organized First NBC Community Development Fund, LLC as a subsidiary of First NBC Bank and have obtained total investment allocations of $68 million in New Markets Tax Credits, which are expected to produce $26.5 million in income tax benefit. As of December 31, 2012, the entire $68 million allocation had been invested, $18.8 million by us and $49.2 million by outside lenders. As a result of these investments, $1.1 million was earned and recognized in our tax provision in 2011, $3.4 million was earned and recognized in our tax provision in 2012, and $22.0 million is expected to be earned and recognized in 2013 and future periods. These investment allocations also enable us to, among other things, develop hundreds of affordable single family residences and commit to develop more.

We view ourselves as traditional community bankers from a customer service viewpoint, but we pride ourselves in the use of non-traditional investments in serving our customer base and our market. We are actively engaged in Small Business Administration and United States Department of Agriculture guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning substantial fee income on the sale of these loans. We hold the distinction of being an SBA Preferred Lender.

Organic Growth

Our deposits, excluding deposits assumed in acquisitions and brokered deposits, increased by approximately $1.2 billion from December 31, 2008 to December 31, 2012. In addition, our assets increased by approximately $2.0 billion from December 31, 2008 to December 31, 2012, more than 80% of which we estimate represented organic asset growth.

Core deposits. We believe that our growth in core deposits is principally attributable to our efforts to penetrate deeper into the communities we serve and leverage existing relationships. We believe that we have developed a strong sales and customer service based culture that is an effective platform for future organic growth. Our acquisition of Central Progressive Bank has also allowed us to actively solicit deposits throughout the North Shore region of the New Orleans market, which we expect will offer meaningful growth opportunities.

Loans. Our loan operations grew substantially over the past several years despite challenges in the macroeconomic environment. Since our inception, we have focused on serving the credit needs of qualified borrowers and taking advantage of opportunities in the marketplace due to financial challenges faced by many of our competitors. Many of the larger national or regional banks with whom we compete in our local market, and even many of our local community bank competitors, have chosen not to increase lending in the market. We have experienced strong loan demand driven by recovery efforts to rebuild housing, commercial real estate and public sector infrastructure following Hurricane Katrina, the revival of the hospitality industry in our market and customer disruption associated with increased bank consolidation activity. We also believe that the long-term relationships that our relationship managers have with the commercial and middle-market businesses and private banking customers in our market have been a critical factor in the growth of our loan portfolio.

Capital. Our success in quickly raising new capital has significantly contributed to our ability to grow over the past several years. Over the past three years, we have consummated private offerings of our capital stock raising an aggregate of $84.7 million of tier 1 capital from private investors, each of which was completed quickly enough to give us the necessary capital to take advantage of specific growth or acquisition opportunities. We believe that the proceeds from this offering and the improved access to the capital markets as a public company will enhance our ability to pursue future growth opportunities as they arise.

Employee base. Our ability to achieve attractive organic loan and deposit growth has been directly related to our ability to attract and retain qualified relationship managers and other employees with deep and broad ties to the market we serve. We have grown our employee base from 33 at inception to approximately 433 full-time equivalent employees at December 31, 2012 (including former Central Progressive Bank employees), primarily by recruiting from all of our competitors and specifically targeting many employees who worked with members of our senior management team at the former First National Bank of Commerce. We also believe that the recent disruptions in our market and turnover associated with consolidation activity involving our competitors, our ability to remain an active lender in our market at a time when many competitors have pulled back, and our reputation for supporting the efforts of our managers in growing their portfolios, have enhanced our ability to attract qualified relationship managers and other employees. We expect that our position as the largest bank holding company headquartered in the New Orleans market will allow us to continue to attract qualified employees to support and enhance future organic growth.

Acquisition Strategy and Recent Acquisitions

Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our existing market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden. Our management team has a long history of identifying targets, assessing and pricing risk and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities. All of our acquisition activity is evaluated and overseen by a standing Merger and Acquisition Committee of our Board of Directors.

We have completed three acquisitions since our inception, each with a different structure: a whole bank acquisition, a branch purchase transaction and a failed bank purchase and assumption transaction with the FDIC. The whole bank acquisition and branch purchase have been, and the failed bank acquisition is expected to be, accretive to our earnings in the first full year following the acquisition, and we believe that each has enhanced our long-term growth prospects.

Central Progressive Bank. On November 18, 2011, we purchased substantially all of the assets, and assumed substantially all of the liabilities, of Central Progressive Bank from the FDIC, acting as receiver of the failed bank. In the transaction, we purchased assets totaling approximately $368 million and assumed approximately $345 million of deposits. In addition, the FDIC has paid approximately $60 million in connection with the transaction. The transaction did not involve any loss-sharing agreements with the FDIC. In connection with and following the transaction, First NBC Bank sold certain assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets, to unaffiliated third party purchasers. The third-party purchasers also assumed any liabilities and obligations arising under the transferred assets (i.e. the loans, tenant leases, notes, participation agreements and other contracts).

The acquisition of Central Progressive Bank strategically expanded the geographic footprint of First NBC Bank into an area that we believe is particularly attractive for core deposit generation and loan growth. Founded in 1967, Central Progressive Bank operated from 17 locations exclusively on the North Shore, which is north of Lake Pontchartrain and approximately a 30 to 45 minute drive north of downtown New Orleans. We identified the North Shore as a highly attractive area for expansion based on, among other things, the affluent demographics of the area, its proximity to First NBC Bank’s existing footprint, and our executive officers’ familiarity with the market. Since December 31, 2011 through December 31, 2012, we have grown deposits from the branches acquired from Central Progressive Bank by approximately $168.7 million, or 49.5%. We continue to remain open to further opportunities to make FDIC-assisted acquisitions in the markets in which we seek to grow.

Dryades Savings Bank. To supplement our organic growth and further expand our footprint, we acquired Dryades Bancorp, Inc. and its subsidiary bank, Dryades Savings Bank, F.S.B., in April 2008. In that transaction, we acquired $41 million in loans and $61 million in deposits. Dryades Savings Bank operated from three banking offices in Orleans Parish, one banking office in Jefferson Parish and a loan production office in Gulfport, Mississippi. We initially operated Dryades Savings Bank as a separate financial institution before merging it into First NBC Bank in November 2010.

Statewide Bank branch acquisition. We expanded our presence in Jefferson Parish in May 2008 through the acquisition of a branch facility of Statewide Bank in which we acquired approximately $60 million in deposits.

Our Markets

Our current market is broadly defined as the Greater New Orleans metropolitan area and the Mississippi Gulf Coast. Reconstruction efforts in response to Hurricane Katrina and vibrant energy and tourism industries have revitalized the region and created a highly attractive demographic, economic and competitive landscape for us.

New Orleans serves as a major economic hub of the Gulf Coast region, providing major medical, financial, professional, governmental, transportation and retail services to Louisiana, Mississippi, and East Texas. The New Orleans metropolitan area had a population of 1.2 million people in 2012, which represented a growth rate of approximately 3.1% from 2010, a rate substantially higher than the national population growth rate of 1.4%.

Immediately following Hurricane Katrina, the hospitality industry in the New Orleans metropolitan area experienced a decline in visitors and significant damage to infrastructure. However, the hospitality industry has significantly improved, and tourism has returned to pre-hurricane levels. In 2012, 9.0 million visitors spent a new record of $6.0 billion, and the city seeks to increase visitors to 13.7 million and tourist spending to $11 billion by 2018. New Orleans hosted the NCAA Football BCS National Championship game and the NCAA Men’s Basketball Final Four Tournament in 2012 and the Super Bowl and NCAA Women’s Basketball Final Four Tournament in 2013. All of these events were expected to generate significant tourism revenue for the local economy.

New Orleans is also the gateway to the Port of South Louisiana and the home of the Port of New Orleans, which are the largest and seventh largest ports in the United States by cargo tonnage and are fueled by the economic activity of the Mississippi River and the Gulf Coast region. The Panama Canal expansion, which is planned for completion in late 2014, is expected to provide an incremental boost to the region, as it will allow for shipping of more cargo between the Eastern United States and Asia that was previously transported by rail from West Coast ports.

The New Orleans economy has been traditionally driven by tourism and port activity, but recently a more diversified landscape has developed that includes petrochemical companies and growing medical services, technology and modern manufacturing industries.

The Gulf Coast region is the heart of the United States petrochemical industry, and the New Orleans metropolitan area houses substantial operations for many refining and production companies, such as Royal Dutch Shell and Chevron. Given the change in outlook for domestic natural gas supply over the past five years, Cheniere Energy has announced plans and received $3.4 billion in committed financing to build a liquefied-natural-gas export facility located in Louisiana that will allow natural gas producers to ship the fuel overseas. Also, Chevron recently announced a $1.4 billion expansion to its Pascagoula, Mississippi refinery, which is expected to double its premium base oil production. Additionally, including offshore production, Louisiana is one of the top producers of crude oil and natural gas in the United States.

Hurricane Katrina, which resulted in property and infrastructure damage estimated to between $75-$100 billion, devastated the New Orleans metropolitan area and its economy. However, recovery activities to rebuild housing, commercial real estate and public sector infrastructure following Hurricane Katrina have resulted in a significantly positive impact to the local economy. The New Orleans economy has been bolstered from insurance proceeds of more than $13 billion paid to Louisiana policyholders under the National Flood Insurance Program and approximately $25.3 billion from private insurers. In addition, the U.S. Government authorized $13.4 billion from its Community Development Block Grant program for recovery, $15 billion for restoration and enhancement of our flood protection system, $12.7 billion in the form of Gulf Opportunity Zone tax incentives allocated to Louisiana for economic development activities, and over $19.1 billion of funds through the Federal Emergency Management Agency to replace governmental infrastructure destroyed by Hurricanes Katrina and Rita, such as government buildings, schools, universities, drainage systems, and sewage and water systems, and aid individuals and households affected by the storm, among other things.

Competition

We compete with a wide range of financial institutions in our market, including local, regional and national commercial banks, thrifts and credit unions, and our primary competitors are the larger regional and national banks. Consolidation activity involving out-of-state financial institutions has altered the competitive landscape in our market within recent years. As of June 30, 2005, approximately 70% of the deposits in the New Orleans market were held in banks that were based in this market. Based on deposit data as of June 30, 2012, that number had decreased to less than 25%, due in large part to the acquisition of several large, locally-based financial institutions by large out-of-state banks, two of which held in the aggregate more than 50% of the in-market deposits at the time of their respective acquisitions. Although competition within our market area is strong, we believe that the customer disruption associated with these acquisitions, as well as the loss of in-market decision-making and relationship-based banking, will continue to provide us with additional growth opportunities as the largest bank holding company headquartered in the New Orleans market.

The following table depicts the top depository institution competitors within our marketplace, by holding company, and presents the respective market share of each competitor within the New Orleans market as of June 30, 2012. These figures have been adjusted to reflect subsequent acquisitions.

Rank	Institution (ST)	Branches	Deposits	Market Share
		(dollars in millions)

1	Capital One Financial Corp. (VA)	55	$9,025	31.7%
2	Hancock Holding Co. (MS)	50	4,832	16.4
3	JP Morgan Chase & Co. (NY)	37	4,362	14.8
4	Regions Financial Corp. (AL)	32	2,373	8.1
5	First NBC Bank Holding Co. (LA)	26	1,923	6.5
6	IBERIABANK Corp. (LA)	21	1,393	4.7
7	Fidelity Homestead Savings Bank (LA)	14	735	2.5
8	Gulf Coast Bank & Trust Co. (LA)	14	734	2.5
9	CB&T Holding Corp. (LA)	3	568	1.9
10	First Trust Corp. (LA)	8	522	1.8
	Total New Orleans market	360	$29,426	100.0%

We also compete with mortgage companies, investment banking firms, brokerage houses, mutual fund managers, investment advisors, and other “non-bank” companies for certain of our products and services. Some of our competitors are not subject to the degree of supervision and regulatory restrictions that we are.

Interest rates, both on loans and deposits, and prices on fee-based services are significant competitive factors among financial institutions generally. Many of our competitors are much larger financial institutions that have greater financial resources than we do and that compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Due to the benefits of scale, our larger regional and national bank competitors can, in many cases, offer pricing that is more attractive than that which we can offer, although this pricing has historically been reserved for customers of a size for which we generally would not compete.

Other important competitive factors in our market area include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated cash management and other commercial banking services. Many of our competitors are organized along lines of business and use efficient but impersonal approaches to providing products and services to customers.

While we seek to be competitive with respect to rates, we believe that we compete most successfully on the basis of our service and relationship-based culture. We adjust our pricing to maximize our share of each customer’s total financial service spending. Because we are unburdened by legacy main frame computer systems, we believe that our technology platform enables us to be more flexible in developing and implementing new services in a competitive marketplace.

Lending Activities

General. Our primary lending focus is to serve commercial and middle-market businesses and their executives, high net worth individuals, not-for-profit organizations and consumers with a variety of financial products and services, while maintaining strong and disciplined credit policies and procedures. We offer a full array of commercial and retail lending products to serve the needs of our customers. Commercial lending products include owner-occupied commercial real estate loans, commercial real estate investment loans, commercial loans (such as business term loans, equipment financing and lines of credit) to small and mid-sized businesses and real estate construction and development loans. Retail lending products include residential first and second mortgage loans, home equity lines of credit and consumer installment loans such as loans to purchase cars, boats and other recreational vehicles. Our retail lending products are offered primarily as an accommodation to our commercial customers, and their executives and employees. We focus our lending activities on loans that we originate from borrowers located in our market areas.

We market our lending products and services to qualified borrowers through conveniently located banking offices, relationship networks and high touch personal service. We target our business development and marketing strategy primarily on businesses with between $500,000 and $50 million in annual revenue. Our relationship managers actively solicit the business of companies entering our market areas as well as long-standing businesses operating in the communities we serve. Our senior loan officers have an average of 36 years of experience. We seek to attract new lending customers through professional service, relationship networks, competitive pricing and innovative structure, including the utilization of federal and state tax incentives.

Commercial loans. We offer a wide range of commercial loans, including business term loans, equipment financing and lines of credit to small and midsized businesses. Our target commercial loan market is retail and professional establishments and small- to medium-sized businesses. The terms of these loans vary by purpose and by type of underlying collateral, if any. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from cash flow. We make equipment loans with conservative margins generally for a term of five years or less at fixed or variable rates, with the loan fully amortizing over the term. Loans to support working capital typically have terms not exceeding one year and usually are secured by accounts receivable, inventory and personal guarantees of the principals of the business and often by the commercial real estate of the borrower. For loans secured by accounts receivable or inventory, principal typically is repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness. Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower. Risks associated with our commercial loan portfolio include those related to the strength of the borrower’s business, which may be affected not only by local, regional and national market conditions, but also changes in the borrower’s management and other factors beyond the borrower’s control; those related to fluctuations in value of any collateral securing the loan; and those related to terms of the commercial loan, which may include balloon payments that must be refinanced or paid off at the end of the term of the loan. Our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Commercial real estate loans. We offer real estate loans for commercial property that is owner-occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loan. Commercial real estate loan terms generally are limited to 20 to 25 years or less, although payments may be structured on a longer amortization basis. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five to 10 years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, hotels, mixed-use residential/commercial, retail centers and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Construction loans. Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. Construction and development loans are generally made with a term of one to two years and interest is paid monthly. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed industry standards. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in market trends since the time that we funded the construction loan.

Consumer real estate loans. We offer first and second one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner-occupied primary residences. Our retail consumer real estate lending products are offered primarily as an accommodation to our commercial customers, and their executives and employees. We also originate for resale one-to-four family mortgage loans, and those loans are included as a part of our consumer real estate loan portfolio until sold to investors. However, as of December 31, 2012, we held only $25.9 million in mortgages for resale. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial, commercial real estate and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship.

Consumer loans. We offer consumer loans as an accommodation to our existing customers, but do not market consumer loans to persons who do not have a pre-existing relationship with us. As of December 31, 2012, our consumer loans represented less than 1% of our total loan portfolio. We do not expect our consumer loans to become a material component of our loan portfolio at any time in the foreseeable future. Although we do not engage in any material amount of consumer lending, our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in many cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including those discussed above.

Credit Policy and Procedures

General. We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. However, our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long term value of our organization to our customers, employees, shareholders and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Accordingly, substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas that we have are made to borrowers who are well-known to us.

Credit concentrations. In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. These limits are reviewed annually as part of our annual review program. In general, loan product concentration levels are monitored on a quarterly basis, and our commercial real estate concentrations are monitored at least monthly, by our Chief Credit Officer and the bank’s Loan Committee, and industry concentration levels are monitored on a quarterly basis.

Loan approval process. We seek to achieve an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision-making and responsiveness to our customers, on the other hand. Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Credits in excess of these individual lending authorities are referred to the bank’s Senior Loan Committee, Board Loan Committee or full Board of Directors, as appropriate, based on the size of the loan. These authorities are periodically reviewed and updated by our Board of Directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.

We also manage concentration of credit to individual borrowers. We have established in-house borrower lending limits for each of our lending officers, up to a maximum of $5 million for our Chief Executive Officer. Loans presenting aggregate lending exposure in excess of $5 million, but not more than $12 million, are subject to approval of the bank’s Senior Loan Committee, which is composed of six bank officers, including the Chief Executive Officer and Chief Credit Officer. Loans presenting aggregate lending exposure in excess of $12 million, but not more than $20 million, are subject to the approval of the bank’s Board Loan Committee. Loans presenting aggregate lending exposure in excess of $20 million are subject to review and approval by the full Board of Directors. These limits are reviewed periodically by the Board Loan Committee and Board of Directors of First NBC Bank.

Credit risk management. Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. We conduct monthly loan meetings, attended by substantially all of our relationship managers, related loan production staff and credit administration staff at which asset quality and delinquencies are reviewed. Our evaluation and compensation program for our relationship managers includes significant goals that we believe motivate the relationship managers to focus on high quality credit consistent with our strategic focus on asset quality.

It is our policy to discuss each loan that has one or more past due payments at our monthly meeting with all lending personnel. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Relationship managers, credit administration personnel and senior management proactively support collection activities in order to maximize accountability and efficiency.

In accordance with our procedures, we perform annual asset reviews of our larger multifamily and commercial real estate loans. As part of these asset review procedures, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. Upon completion, we update the grade assigned to each loan. Relationship managers are encouraged to bring potential credit issues to the attention of credit administration personnel. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.

Loans that are downgraded or classified undergo a detailed quarterly review by the Board Loan Committee. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we have an independent, third-party review performed on our loan grades and our credit administration functions each year. Finally, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. Management reviews these reports and presents them to the Board Loan Committee. These asset review procedures provide management with additional information for assessing our asset quality. In addition, for business and personal loans that are not secured by real estate, we perform frequent evaluations and regular monitoring.

Investments in Community Development Corporations

To support the redevelopment of our community following Hurricane Katrina, we organized First NBC Community Development, LLC as a wholly-owned “for profit” subsidiary of First NBC Bank. Through First NBC Community Development and its subsidiaries, we build or re-build affordable housing throughout our market area using government subsidies available for that purpose. We generate income from the sale or rental of these real estate projects and from profit sharing agreements that we maintain with the non-profit organizations that we assist. Over the past two years, through our community development corporation subsidiaries, we have developed hundreds of single family residences in the greater New Orleans area and throughout the state and have recently entered into agreements with three non-profit organizations to develop additional affordable housing. As of December 31, 2012, we had $6.9 million in investments through First NBC Community Development.

Investments in Tax Credit Entities

We make material investments in tax credit-motivated projects. We believe that these investments present attractive after tax economic returns, further our Community Reinvestment Act responsibilities and support the communities that we serve. To obtain the benefit of the tax credits, we are required to invest in the entity undertaking the project, and we do so through direct or indirect subsidiaries of First NBC Bank. At this time, our investments are directed at tax credits issued under the New Markets Tax Credit, Federal Historic Rehabilitation Tax Credit and Low Income Housing Tax Credit programs. We generate our returns on tax credit-motivated projects through the receipt of federal and, if applicable, state tax credits. We expect to expand our investments in tax credit entities as our earnings increase.

New Markets Tax Credits. The New Markets Tax Credit program is administered by the U.S. Department of the Treasury and designed to stimulate economic and community development and job creation in low-income communities, which includes certain census tracts within our market area. We participate in the New Markets Tax Credit program in two ways. First, we have organized First NBC Community Development Fund, LLC, or the Fund, as a wholly-owned subsidiary of First NBC Bank. In 2011, the Fund received an allocation of $28 million under the program, which will generate a total of $10.9 million in tax credit benefits. In 2012, the Fund received an allocation of $40 million under the program, which will generate a total of $15.6 million in tax credit benefits. Under the terms of the program, the Fund is required to make a total of $68 million in qualified equity investments in our community to enable us to obtain the full allotment of tax credits, subject to certain limitations. At December 31, 2012, the entire $68 million had been invested in qualified equity investments, with $46.5 million invested during 2012. Under the New Markets Tax Credit program, we receive a credit in each of the first three years equal to 5% of each of the Fund’s qualified equity investments and a credit in each of the following four years equal to 6% of each of the Fund’s qualified equity investments. The tax credits are subject to recapture if less than substantially all of the Fund’s proceeds are used by the Fund to make qualified investments, if the Fund ceases to be a certified development entity, or if the Fund redeems its investment prior to the designated term set forth in the program. At December 31, 2012, none of the recapture events had occurred, and we are not aware of any event or circumstance that would likely result in a recapture event in the foreseeable future. Tax benefits attributable to these partnerships totaled $3.4 million for the year ended December 31, 2012. We have applied for an additional allocation of New Markets Tax Credits for 2013, and that application is pending.

In addition to our investment in the Fund, we are also a limited partner in a number of limited partnerships whose purpose is to invest in approved New Markets Tax Credit projects that are not associated with the Fund. At December 31, 2012, we had $35.0 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $8.0 million for the year ended December 31, 2012. At December 31, 2012, the amount of tax credits attributable to these partnerships remaining available to offset future taxable income was $41.7 million.

We maintain an equity interest in each entity from which we receive New Markets Tax Credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, and upon completion of the compliance period, the interest is subject to exchange for a nominal amount.

Federal Historic Rehabilitation Tax Credits. We invest in a number of limited partnerships whose purpose is to invest in approved Federal Historic Rehabilitation Tax Credit projects, which are aimed at the restoration or preservation of historic buildings. At December 31, 2012, we had $7.1 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $3.2 million for the year ended December 31, 2012.

As a part of our investment in projects that generate Federal Historic Rehabilitation Tax Credits, we may receive state tax credits. Because of the manner in which financial institutions are taxed by the State of Louisiana, we cannot utilize these tax credits. As a result, we generate additional income on the sale of the state tax credits. We earned $578,000 from the sale of state tax credits associated with Federal Historic Rehabilitation Tax Credit projects during 2012.

We maintain an equity interest in each entity from which we receive Federal Historic Rehabilitation Tax Credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, as management believes that any potential residual value in the real estate will have limited value.

Low Income Housing Tax Credits. We invest in a number of limited partnerships whose purpose is to invest in approved Low Income Housing Tax Credit projects, which are aimed at developing and maintaining affordable housing. At December 31, 2012, we had $25.3 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $2.5 million for the year ended December 31, 2012.

We maintain an equity interest in each entity from which we receive Low Income Housing Tax Credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, and upon completion of the compliance period, the interest is subject to exchange for a nominal amount.

Loans to Tax Credit Entities

In addition to our equity investments in tax credit-motivated projects, from time to time, we also make loans to the limited partnerships involved in the projects. In each case, the loan is unrelated to the generation or use of the tax credits associated with the project, underwritten according to our normal underwriting criteria and made on market terms. Moreover, because of the level of equity investment associated with each tax credit-motivated project, these loans generally carry loan-to-value ratios significantly lower than other similarly-situated real estate loans that we make that do not involve tax credits. Finally, these loans are repayable out of the cash flows from the underlying projects and are not tied to the tax credits. As of December 31, 2012, the balance of our loans to New Markets Tax Credit projects in which we maintained investments was $64.1 million, and the balance of our loans to Low Income Housing Tax Credit projects in which we maintained investments was $42.2 million. We had no long term loan commitments related to Federal Historic Rehabilitation Tax Credit projects in which we maintained investments at December 31, 2012. Because the loans have normal credit exposure and are made on market terms, they are included in “Loans” on our balance sheet.

Deposits

Deposits are our primary source of funds to support our earning assets. We offer traditional depository products, including checking, savings, money market and certificates of deposit with a variety of rates. We also offer sweep accounts, which are guaranteed through repurchase agreements, to our business and municipal customers. Deposits at First NBC Bank are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business, and our loan pricing gives value to deposits from our loan customers.

Our deposit mix has changed substantially over our six year history. At inception, we relied almost exclusively on certificates of deposit, which require limited customer interaction or convenience in location, while our transactional account customer base and branch networks expanded. Since that time, we have built out a network of 31 deposit-taking branch offices, in addition to our full service main office, and attracted significant transaction account business through our relationship-based approach. As a result of our significant deposit growth in transaction accounts, which we define as demand, NOW and money market deposits, we have achieved a deposit mix between transaction accounts and certificates of deposit that is approximately equal.

Trust Services

We deliver a comprehensive suite of trust services through First NBC Bank. Enhancing and expanding our trust department is an important component of our strategic plan because trust and wealth management services can generate stable and recurring revenue and enhance banking customer loyalty, which can result in increased core deposits and greater cross-selling opportunities. Among other things, we serve as custodian for many large class action litigation settlements ranging from $5 million to $150 million. We also provide traditional trustee, custodial and escrow services for institutional and individual accounts, including corporate escrow accounts, serving as custodian for self-directed individual retirement accounts and other retirement accounts. In addition, we offer clients comprehensive investment management solutions whereby we manage all or a portion of a client’s investment portfolio on a discretionary basis. At this time, our investment management solutions are administrated through strategic or outsourced relationships. We may, in the future, provide those services directly. Finally, we provide retirement plan services, such as 401(k) programs, through a national vendor.

As of December 31, 2012, we had $68.5 million of trust assets under administration and 28 trust services accounts. At this time, our trust department does not generate significant earnings for our organization. We expect trust department asset growth and diversification to continue over the next several years, including through the possible acquisition of trust and other wealth management accounts from community banks seeking to exit this specialized, scale-dependent business, the opening of new trust offices and the hiring of established trust and wealth management professionals.

Investments

Due to the significant growth in our loan portfolio since inception, we manage our investment portfolio primarily for liquidity purposes, with a secondary focus on returns. We separate our portfolio into two categories: (1) short-term investments, including federal funds sold and 60 to 90 day commercial paper; and (2) investments with a two to four year duration (the current average is three years), all of which are classified as available-for-sale and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. The latter category is invested in a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities, highly rated corporate bonds and municipal securities. We regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although we may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is our policy not to sell investment securities unless we can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.

The investment policy is reviewed annually by First NBC Bank’s Board of Directors. Overall investment goals are established by the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Asset/Liability Management Committee of First NBC Bank. The Board of Directors has delegated the responsibility of monitoring our investment activities to the Asset/Liability Management Committee of First NBC Bank. Day-to-day activities pertaining to the investment portfolio are conducted within our accounting department under the supervision of our Chief Financial Officer.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics. Risk management with respect to our lending philosophy focuses, among other things, on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting undertaken by experienced bank officers and credit policy personnel. Our risk mitigation techniques include quarterly loan reviews by an independent loan review team that reports directly to our Board of Directors and quarterly criticized asset action plans for those borrowers who display deteriorating financial conditions in order to monitor those relationships and implement corrective measures on a timely basis to minimize losses. In addition, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. The stress test focuses only on the cash flow and valuation of the properties and ignores the liquidity, net worth and cash flow of any guarantors related to the credits. We measure the results of these stress tests against metrics approved by our Board of Directors.

We also focus on risk management in numerous other areas throughout our organization, including with respect to asset/liability management, regulatory compliance and internal controls. We have implemented an extensive asset/liability management process, have our own interest rate risk model and validate the results of that model through the use of an independent model provided by a reputable third party. We utilize hedging techniques whenever our models indicate short term (net interest income) or long term (economic value of equity) risk to interest rate movements.

We are implementing management assessment and testing of internal controls consistent with the Sarbanes-Oxley Act and have engaged an experienced independent public accounting firm to assist us with respect to compliance. We have also engaged another experienced independent public accounting firm to review and assess our controls with respect to technology, as well as to perform penetration testing to assist us in managing the risks associated with information security.

Employees

As of December 31, 2012, we had approximately 433 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our main office is located at 210 Baronne Street in New Orleans, which was built in 1927 and housed the former First National Bank of Commerce in New Orleans until its sale to Bank One in 1998. In addition to our main office, we operate from 31 branch offices located in Orleans, Jefferson, Tangipahoa, St. Tammany, Livingston and Washington Parishes and a loan production office in Gulfport, Mississippi. We lease our main office and 14 of our branch offices, and we own the remainder of our offices. All of our banking offices are in free-standing permanent facilities, except for the Kenner and General De Gaulle banking offices. All of our banking offices are equipped with automated teller machines, and all of which provide for drive-up access, except for the main office.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our annual audited financial statements. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through First NBC Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans and investments, service charges, and gains on the sale of loans and securities. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance through our net interest margin, return on average assets and return on average common equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Restatement of Previously Issued Financial Statements and Internal Control Remediation Initiatives

After the issuance on April 30, 2012 of our audited financial statements for the year ended December 31, 2011, we determined that we were required to restate our previously issued 2011, 2010, and 2009 audited financial statements. The restatement was necessary to properly allocate among the appropriate periods an amount related to our deferred income taxes that was originally recorded and presented only as part of our 2011 results of operations. In connection with the restatement, we also recorded other adjustments, including our final fair value adjustments associated with the Central Progressive Bank acquisition, other identified but previously unrecorded errors that were known when we issued our 2011 audited financial statements, and other amounts that we identified after April 30, 2012 while preparing our 2011 income tax return. The cumulative effect of recording all of these adjustments was not material to our previously reported 2010 or 2011 net income. Our 2009 net income was reduced 23.2%, compared to amounts previously reported.

We determined that the errors that required the restatement were caused by a lack of a sufficient number of accounting employees with the appropriate technical skills and knowledge regarding the income tax accounting for our tax credit investments. We concluded that this was a material weakness in our internal control that related to the accounting for the deferred tax aspects of certain of our investments in the entities that generate the tax credits. We have taken what we believe are the appropriate actions to address the weakness, including hiring additional accounting personnel, providing training to our personnel to develop the expertise in tax credits, using outside accountants and consultants to supplement our internal staff when necessary, and implementing additional internal control procedures. Our board of directors, in coordination with our audit committee, will continually assess the progress and sufficiency of these initiatives and make adjustments, as necessary.

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are appropriate.

Allowance for Loan Losses. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of inherent losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

We determine the amount of the allowance based on our assessment of inherent losses in the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships, an analysis of the migration of commercial loans and actual loss experience, together with qualitative factors as discussed for noncommercial loans. The allowance recorded for noncommercial loans is based on an analysis of loan mix, risk characteristics of the portfolio, delinquency and bankruptcy experiences and historical losses, adjusted for current trends, for each loan category or group of loans. The allowance for loan losses relating to impaired loans is based on the collateral for collateral-dependent loans or the discounted cash flows using the loan’s effective interest rate, if not collateral dependent.

Regardless of the extent of our analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments, the interpretation of economic trends, and industry concentrations. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. We estimate a range of loss factors related to the existence and severity of these exposures. The estimates are based upon our evaluation of risk associated with the commercial and consumer portfolios and the estimated impact of the current economic environment.

Fair Value Measurement. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in a principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, using assumptions market participants would use when pricing an asset or liability. An orderly transaction assumes exposure to the market for a customary period for marketing activities prior to the measurement date and not a forced liquidation or distressed sale. Fair value measurement and disclosure guidance provides a three-level hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad categories:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs such as quoted prices for similar assets and liabilities in active markets, quoted prices for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Fair value may be recorded for certain assets and liabilities every reporting period on a recurring basis or under certain circumstances, on a non-recurring basis. The following represents significant fair value measurements included in the financial statements based on estimates.

We use interest rate derivative instruments to manage our interest rate risk. All derivative instruments are carried on the balance sheet at fair value. Fair values for over-the-counter interest rate contracts used to manage our interest rate risk are provided either by third-party dealers in the contracts or by quotes provided by independent pricing services. Information used by these third-party dealers or independent pricing services to determine fair values are considered significant other observable inputs. Credit risk is considered in determining the fair value of derivative instruments. Deterioration in the credit ratings of customers or dealers reduces the fair value of asset contracts. The reduction in fair value is recognized in earnings during the current period. Deterioration in our credit rating below investment grade would affect the fair value of our derivative liabilities. In the event of a credit down-grade, the fair value of our derivative liabilities would decrease.

The fair value of our securities portfolio is generally based on a single price for each financial instrument provided to us by a third-party pricing service determined by one or more of the following:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

•	Other inputs derived for or corroborated by observable market inputs.

The underlying methods used by the third-party services are considered in determining the primary inputs used to determine fair values. We evaluate the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers’ quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on this evaluation, we determined that the results represent prices that would be received to sell assets or paid to transfer liabilities in orderly transaction in the current market.

We evaluate impaired investment securities quarterly to determine if impairments are temporary or other-than-temporary. For impaired debt securities, management first determines whether it intends to sell or if it is more-likely than not that it will be required to sell the impaired securities. This determination considers current and forecasted liquidity requirements, regulatory and capital requirements and securities portfolio management. All impaired debt securities that we intend to sell or that we expect to be required to sell are considered other-than-temporarily impaired and the full impairment loss is recognized as a charge against earnings.

Tax Credits. We invest in tax credit-motivated projects, including those generating Low Income Housing, Federal Historic Rehabilitation and New Markets Tax Credits. Federal tax credits are recorded as an offset to the income tax provision in the year in which they are earned under federal income tax law. Low Income Housing Tax Credits are earned ratably over a period of either 10 or 15 years, beginning in the period in which rental activity commences. Federal Historic Rehabilitation Tax Credits are earned in the year that the certificate of occupancy is issued. New Markets Tax Credits are earned over a seven year period in the manner described below. The credits, if not used to reduce the income on our tax return in the year of origination, can be carried forward for 20 years. For certain of our investment structures for Federal Historic Rehabilitation and New Markets Tax Credits, we are required to reduce the tax basis of our investment in the entity used to earn the credit by the amount of the credit earned. Deferred taxes are provided in the year that the tax basis is reduced in accordance with ASC 740.

For Low Income Housing and Federal Historic Rehabilitation Tax Credits, we invest in a tax credit entity, usually a limited liability company, which owns the real estate. We receive a 99.9% nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low Income Housing credits and five years for Federal Historic Rehabilitation credits). In most cases, our interest in the entity is reduced from a 99.9% interest to a 10% to 25% interest at the end of the compliance period. Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic or managerial control, and due to the contractual reduction in the investment, we account for our investments by amortizing the investment over the compliance period. Any potential residual value in the real estate at the end of the compliance period will be recognized upon disposition of the investment.

New Markets Tax Credits are allocated to Community Development Entities, or CDEs. The CDE, in most cases, creates a special purpose subsidiary for the project through which the credits are allocated and through which the proceeds from the tax credit investor and a leverage lender, if applicable, flow through to the project, which in turn generate the credit. We participate in CDEs in two ways. First, we organized First NBC Community Development Fund, LLC, or the Fund, to become a CDE, and we serve as the tax credit investor in the Fund. When a project is funded through the Fund, we consolidate the Fund and its special purpose subsidiaries since we maintain control over these entities. Second, we are also a limited partner in a number of limited partnerships that invest in CDEs that are not associated with the Fund. We have no control of these CDEs, their special purpose subsidiaries or the qualifying project entity.

New Markets Tax Credits are calculated at 39% of the total project cost and earned and recognized at the rate of 5% for each of the first three years and 6% for each of the next four years. Federal tax law requires special terms benefitting the qualified project, which may include complete or partial debt forgiveness at the end of the seven-year term or below market rates. We expense the cost of any benefits provided to the project over the seven-year compliance period. When First NBC Bank also has the loan, commonly called a leverage loan, to the project, it is carried on our balance sheet as a loan as we have normal credit exposure to the project and are repaid at the end of the compliance period. In general, the leverage loan has no principal payments during the compliance period, but the bank requires that the borrowers fund a sinking fund over the compliance period to achieve the same risk reduction effect as if principal were being amortized.

For Low Income Housing, Federal Historic Rehabilitation and New Markets Tax Credit transactions when the bank is the CDE, we maintain the risk of credit recapture if the project fails to maintain compliance with applicable standards during the compliance period. These events, although rare, are accounted for when they occur, and no such events have occurred to date.

Income Tax Accounting. We estimate our income taxes for each period for which a statement of income is presented. This involves estimating our actual current tax exposure, as well as assessing temporary differences resulting from differing timing of recognition of expenses, income and tax credits for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We actively participate in tax credit generating investments and accrue any credits in excess of taxes owed for the life of the carryforward period or until offset by eligible income taxes. We must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

Stock-Based Compensation. We utilize a stock-based employee compensation plan, which provides for the issuance of stock options and restricted stock. We account for stock-based employee compensation in accordance with the fair value recognition provisions of ASC 718, Compensation – Stock Compensation. As a result, compensation cost for all share-based payments is based on the grant-date fair value estimated in accordance with ASC 718. Compensation cost is recognized as expense over the service period, which is generally the vesting period of the options and restricted stock. The expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur.

Goodwill and Other Intangibles. Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually, or more frequently if circumstances indicate their value may not be recoverable. Other identifiable intangible assets that are subject to amortization are amortized on a straight line basis over their estimated useful lives, ranging from two to 20 years. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable.

Acquisition Accounting. Acquisitions are accounted for under ASC 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC 820. In connection with the Central Progressive Bank transaction, we recorded the majority of the acquired loans that we retained at fair value in accordance with ASC 310-20 using a discounted cash flow method whereby contractual cash flows were discounted at a rate determined for the risk free rate at the date of acquisition, cost of funding, cost of servicing, credit risk and liquidity risk, all as viewed by a market participant. A small number of loans were determined to be credit impaired, as defined in ASC 310-30, and valued using current appraised values of the underlying collateral together with any other expected cash flows. The difference between the contractual acquired balance and the fair value was split between an accretable and nonaccretable portion, with the accretable portion representing the difference between the fair value and the expected cash flow of the loan. These loans will be assessed quarterly to determine any changes to the expected cash flows. Any favorable differences will result in a revision to the loan’s effective yield over its remaining estimated life. Unfavorable differences will result in an impairment provision. We considered the valuation of these loans to be level 3 input measurements under the fair value hierarchy. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value, and the consideration paid in excess of the net fair value of the acquired assets and liabilities resulted in the recognition of goodwill.

Central Progressive Bank Acquisition

On November 18, 2011, we purchased substantially all of the assets, and assumed substantially all of the liabilities, of Central Progressive Bank from the FDIC, acting as receiver of the failed bank. In connection with the transaction, we sold assets previously associated with Central Progressive Bank, carried at $82.6 million by Central Progressive Bank, all of which were nonperforming assets, to unaffiliated third party purchasers for cash consideration. The third-party purchasers also assumed any liabilities and obligations arising under the transferred assets. The FDIC has paid approximately $60 million in connection with the Central Progressive Bank transaction, and the transaction did not involve any loss-sharing agreements. The final amount received is still subject to adjustment; however, we do not expect any remaining adjustments to be material. Historical financial statements for Central Progressive Bank are not available, nor do we believe that information is relevant given the financial condition of that organization prior to its closing by the FDIC in November 2011 and the significant assets that we disposed of in connection with the transaction. Included within management’s discussion and analysis of financial condition and results of operations as of and for the year ended December 31, 2012 is a full year of the impact of the Central Progressive Bank acquisition. Additional information regarding the fair values of the assets and liabilities acquired as a result of the transaction is contained in note 3 to our audited financial statements for the periods ended December 31, 2012 and 2011 included in this prospectus.

Performance Summary

Income available to common shareholders was $28.4 million for the year ended December 31, 2012, an increase of 56.9% from $18.1 million in 2011, which was an increase of 103.4% from $8.9 million in 2010. This performance resulted in basic earnings per share of $2.04 for the year ended December 31, 2012, an increase of 31.6% over our earnings per share of $1.55 for 2011, which was an increase of 36.0% over our earnings per share of $1.14 for 2010. The increases in net income and earnings per share over the respective periods were primarily the result of the growth of our franchise in the New Orleans market area.

Our return on average assets was 1.19% for 2012, as compared to 1.17% in 2011 and 0.79% in 2010, and our return on average common equity was 15.77% for 2012, as compared to 14.28% in 2011 and 11.42% for 2010. The increase in both ratios was due primarily to the increased net interest income resulting from loan growth, as well as a reduced share of expenses attributable to fixed costs.

Our net interest margin was 3.36% for 2012, as compared to 3.44% in 2011 and 3.09% in 2010. The decrease in our net interest margin during 2012 was primarily attributable to the increase in our tax credit investments, which provide an economic return by reducing our income tax liability, rather than providing an investment yield. The expansion of our net interest margin from 2010 to 2011 was achieved by maintaining our yield on loans over the period, while lowering our cost of interest-bearing deposits by 32 basis points. Our efficiency ratio was 62.56% for 2012, as compared to 61.86% in 2011 and 62.57% in 2010. Our improved efficiency ratio in 2011 was attributable to our increased operating leverage as we continued to grow our franchise throughout our market area, as well as to an increase in noninterest income. The slight increase in the ratio in 2012 resulted from the increased expenses associated with our acquisition in November 2011 of Central Progressive Bank and its less efficient branch network. At the time of the acquisition, we made the strategic decision to retain all of the acquired branches as we focused on market expansion in the acquired markets. To date, we believe that this strategy has been successful as we have grown deposits from those branch offices from $344.8 million at the time of acquisition to $509.6 million at December 31, 2012, which represents deposit growth of 47.8% over approximately 13 months.

Our total assets increased $454.4 million, or 20.5%, to $2.7 billion as of December 31, 2012, compared to $2.2 billion as of December 31, 2011. Total assets increased $756.5 million, or 51.8%, to $2.2 billion as of December 31, 2011, compared to $1.5 billion as of December 31, 2010. Our net loans increased $262.0 million, or 16.0%, to $1.9 billion as of December 31, 2012, compared to $1.6 billion as of December 31, 2011. Net loans increased $533.2 million, or 48.5%, to $1.6 billion as of December 31, 2011, compared to $1.1 billion as of December 31, 2010. Total shareholders’ equity increased $26.2 million, or 11.8%, to $248.1 million as of December 31, 2012, compared to $221.9 million as of December 31, 2011. Total shareholders’ equity increased $92.5 million, or 71.5%, to $221.9 million as of December 31, 2011, compared to $129.4 million as of December 31, 2010.

Results of Operations For the Years Ended December 31, 2012, 2011 and 2010

Net Interest Income

Net interest income, the primary contributor to our earnings, represents the difference between the income that we earn on our interest-earning assets and the cost to us of our interest-bearing liabilities. Our net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates that we earn or pay on them. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”

2012 vs 2011. Net interest income increased to $74.8 million for the year ended December 31, 2012 from $52.6 million for the year ended December 31, 2011, an increase of $22.1 million, or 42.1%. The primary driver was an increase in interest income to $106.5 million from $79.0 million for the year ended December 31, 2012 versus 2011, an increase of $27.5 million, or 34.8%, which was the result of the significant growth in average interest-earning assets to $2.2 billion from $1.5 billion. Interest expense grew to $31.7 million from $26.4 million for the year ended December 31, 2012 versus 2011, an increase of $5.3 million, or 20.1%, primarily as a result of an increase in interest-bearing deposits to $2.0 billion from $1.7 billion. The increase in expense was partially offset by the interest rate paid on these deposits, which decreased 35 basis points to 1.61% from 1.96%. The decrease in rates paid reflects the expansion of our service capabilities and growth in our customer base, which allowed us to continue transitioning our deposit mix from higher cost certificates of deposits into lower cost transaction accounts, which increased to 50.0% of total deposits in 2012 from 48.3% in 2011. The growth in earning assets and interest-bearing deposits during 2012 also reflected a full year of interest income and expense related to $245.5 million in earning assets and $344.8 million in deposits acquired in the Central Progressive Bank transaction. The remainder of the growth in earning assets and deposits was attributable to the continued implementation of our organic growth strategy as our existing branches continued to increase market share in their respective markets.

2011 vs 2010. Net interest income increased to $52.6 million for the year ended December 31, 2011 from $36.4 million for the year ended December 31, 2010, an increase of $16.3 million, or 44.8%. The primary driver was an increase in interest income to $79.0 million from $60.7 million for the year ended December 31, 2011 versus 2010, an increase of $18.3 million, or 30.1%, which was the result of the significant growth in average interest-earning assets to $1.5 billion from $1.2 billion. Interest expense grew to $26.4 million from $24.3 million for the year ended December 31, 2011 versus 2010, an increase of $2.1 million, or 8.6%, primarily as a result of an increase in interest-bearing deposits to $1.7 billion from $1.2 billion. The increase in expense was partially offset by the interest rate paid on these deposits, which decreased 32 basis points to 1.96% from 2.28%. The decrease in rates paid reflects the expansion of our service capabilities and growth in our customer base, which allowed us to continue transitioning our deposit mix from higher cost certificates of deposits into lower cost transaction accounts, which increased to 48.3% of total deposits in 2011 from 43.1% in 2010.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and equity, interest income and resulting yields earned on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis.

	For the Years Ended December 31,
	2012			2011			2010

	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Short term investments	$66,525	$144	0.22%	$81,485	$168	0.21%	$49,609	$97	0.19%
Investment securities	385,007	8,559	2.22	192,581	4,076	2.12	162,767	3,632	2.23
Loans (including fee income)(1)	1,775,436	97,754	5.51	1,254,201	74,770	5.96	963,551	56,962	5.91

Total interest-earning assets	2,226,968	106,457	4.78	1,528,267	79,014	5.17	1,175,927	60,691	5.16
Less: Allowance for loan losses	(21,386)			(14,090)			(9,782)
Noninterest-earning assets	216,765			141,945			102,256

Total assets	$2,422,347			$1,656,122			$1,268,401

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Savings deposits	$41,700	$263	0.63%	$14,937	$121	0.81%	$13,409	$124	0.92%
Money market deposits	397,818	6,433	1.62	331,188	5,807	1.75	265,642	5,705	2.15
NOW accounts	329,691	4,104	1.24	155,435	1,696	1.09	96,885	1.151	1.19
Certificates of deposit under $100,000	446,675	6,937	1.55	314,386	6,931	2.20	280,066	6,974	2.48
Certificates of deposit of $100,000 or more	513,865	9,145	1.78	348,583	7,654	2.20	290,392	7,210	2.48
CDARS®	111,399	2,715	2.44	103,409	2,676	2.59	115,386	2,992	2.59

Total interest-bearing deposits	1,841,148	29,597	1.61	1,267,938	24,885	1.96	1,061,780	24,156	2.28
Fed funds purchased and repurchase agreements	40,343	592	1.47	29,027	448	1.54	8,416	105	1.25
Other borrowings	56,575	1,477	2.61	37,340	1,034	2.77	3,900	67	1.71

Total interest-bearing liabilities	1,938,066	31,666	1.63	1,334,305	26,367	1.98	1,074,096	24,328	2.26
Noninterest-bearing liabilities:
Noninterest-bearing deposits	229,102			133,204			77,194
Other liabilities	20,962			15,781			10,967

Total liabilities	2,188,130			1,483,290			1,162,257

Shareholders’ equity	234,217			172,832			106,144

Total liabilities and equity	$2,422,347			$1,656,122			$1,268,401

Net interest income		$74,791			$52,647			$36,363

Net interest spread(2)			3.15%			3.19%			2.90%
Net interest margin(3)			3.36%			3.44%			3.09%

(1)	Includes average outstanding balances of mortgage loans held for sale of $17,087, $5,084 and $750, respectively.

(2)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

The following table analyzes the dollar amount of change in interest income and interest expense with respect to the primary components of interest-earning assets and interest-bearing liabilities. The table shows the amount of the change in interest income or interest expense caused by either changes in outstanding balances or changes in interest rates. The effect of a change in balances is measured by applying the average rate during the first period to the balance (“volume”) change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the absolute value of the change due to volume and the change due to rate. Changes attributable to the additional leap year day during 2012 are reflected in the number of days column.

	For the Years Ended December 31,
	2012 Over 2011				2011 Over 2010
	Increase/(Decrease) Due to Change In				Increase/(Decrease) Due to Change In
	Volume	Rate	Number of Days	Total	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans (including fee income)	$30,331	$(7,630)	$282	$22,983	$17,187	$621	$17,808
Short term investments	(31)	8	0	(23)	63	8	71
Securities available for sale	4,070	391	22	4,483	656	(212)	444

Total increase (decrease) in interest income	$34,370	$(7,231)	$304	$27,443	$17,906	$417	$18,323

Interest-bearing liabilities:
Savings deposits	$201	$(60)	$1	$142	$13	$(16)	$(3)
Money market deposits	1,126	(518)	18	626	1,270	(1,168)	102
NOW accounts	1,944	454	10	2,408	684	(140)	544
Certificates of deposit	5,922	(4,444)	58	1,536	1,862	(1,777)	85
Borrowed funds	696	(115)	6	587	948	363	1,311

Total increase (decrease) in interest expense	9,889	(4,683)	93	5,299	4,777	(2,738)	2,039

Increase (decrease) in net interest income	$24,481	$(2,548)	$211	$22,144	$13,129	$3,155	$16,284

Provision for Loan Losses

We consider a number of factors in determining the required level of our loan reserves and the provision required to achieve the appropriate reserve level including loan growth, loan quality rating trends, nonperforming loan levels, delinquencies, industry concentrations and economic trends in our market of operation and throughout the nation. We routinely perform stress testing to assess the risk in our portfolio to changes in economic trends. The provision for loan losses represents our determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated losses inherent in the loan portfolio.

Our provision for loan losses was $11.0 million in 2012, $8.0 million in 2011 and $5.5 million in 2010, which represented increases of 37.8% from 2011 to 2012 and 45.3% from 2010 to 2011. The increase in the provision for loan losses during 2012 was attributable to the growth in our loan portfolio; the increase in nonperforming and internally risk-classified loans, particularly with respect to one credit relationship of $11.2 million; the estimated effects of current economic conditions in our primary market, including the volatility within the oil and gas sector; and the slight deterioration in real estate values. The increase in the provision for loan losses during 2011 was attributable to the general growth in the risk in our loan portfolio due to economic factors within our market and loans acquired from Central Progressive Bank. As a result of these factors, our allowance for loan losses to total loans increased from 1.10% to 1.40% over the same time period.

Noninterest Income

Noninterest income was $13.1 million in 2012, compared with $6.0 million in 2011 and $5.6 million in 2010, representing an increase of approximately $7.1 million, or 118.3%, in 2012 and an increase of approximately $0.4 million, or 7.1%, in 2011. We experienced material growth in substantially all components of noninterest income. Excluding net investment securities gains, we experienced an increase in noninterest income of approximately $3.3 million, or 61.2%, during 2012 and $1.9 million, or 51.8%, during 2011. The following table presents the components of our noninterest income for the respective periods.

	For the Years Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Service charges on deposit accounts	$2,486	$1,577	$1,167
Investment securities gains, net	4,324	485	2,047
Certified development entity fees earned	1,136	670	—
Gains on other real estate sold	504	—	—
Gains (losses) on fixed assets, net	(4)	(147)	1
Gains on sales of loans, net	603	779	419
Cash surrender value income on bank-owned life insurance	750	621	526
State tax credits earned	578	951	890
ATM fee income	1,686	500	232
Other	1,073	515	365

Total noninterest income	$13,136	$5,951	$5,647

Service charges on deposit accounts. We earn fees from our customers for deposit-related services, and these fees comprise a significant and predictable component of our noninterest income. These charges increased $909,000, or 57.6%, in 2012 and $410,000, or 35.1%, in 2011. These fees increased over the periods shown as transaction volume increased with our growth. Income from service charges in 2011 and 2012 was further impacted by the acquisition of Central Progressive Bank, which was completed in November 2011. At the time of its acquisition, Central Progressive Bank had as many accounts (approximately 30,000) as we had prior to the acquisition, despite the disparity in asset size. In addition, these acquired accounts generally have had higher activity and lower average balances, resulting in higher fee income.

Investment securities gain. From time to time, we sell investment securities held as available-for-sale to fund loan demand, manage our asset/liability sensitivity or for other business purposes. Although sales of investment securities occur as a part of our banking operations, gains or losses experienced on the sale of investment securities are less predictable than many of the other components of our noninterest income because the amount of realized gains or losses are impacted by a number of factors, including the nature of the security sold, the purpose of the sale, the interest rate environment and other market conditions. We recorded a net investment securities gain of $4.3 million in 2012, compared to net gains of $485,000 in 2011 and $2.0 million in 2010. We elected to sell certain securities in 2012 and 2011 after considering reinvestment opportunities. These sales resulted in realized gains that we believe were attributable to the decline in market interest rates due in part to the financial distress occurring in Europe. The large net gain that we realized in 2010 reflected the impact of the European sovereign debt crisis, which drove U.S. Treasuries to very low rates. We took advantage of the interest rate environment to realize gains and reinvested the proceeds in municipal and corporate securities for which spreads had widened so that the sales had no negative impact on our yield on investment securities.

Community development entity fees earned. We earn management fees from First NBC Community Development Fund, LLC related to the Fund’s New Markets Tax Credit investments. Management fees are earned at the time that qualified equity investments are made and over the seven year term of the investment. These fees commenced in the second half of 2011 at the time of the Fund’s initial investments. The increase in community development entity fees earned in 2012 reflected a full year of management fees earned, as well as the increase in qualified equity investments during 2012 as compared to 2011.

Gains on sale of loans. We have historically been an active participant in Small Business Administration loan programs as a preferred lender and typically sell the guaranteed portion of the loans that we originate. In 2012, as a result of the Central Progressive Bank acquisition, we added a loan officer with extensive experience in loan programs guaranteed by the U.S. Department of Agriculture. As a result, we generated gains on loan sales of $603,000 in 2012, compared to $779,000 in 2011 and $419,000 in 2010. We believe that these government guaranteed loan programs are an important part of our service to the businesses in our communities and expect to continue expanding our efforts and income relating to these programs.

Cash surrender value income on bank-owned life insurance. We invest in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of our key executives. As of December 31, 2012, we held $25.5 million in bank-owned life insurance. We record income based on the growth of the cash surrender value of these policies. Income attributable to bank-owned life insurance increased by $129,000, or 20.8%, during 2012, and by $95,000, or 18.1%, during 2011. The increases were primarily attributable to the purchase of $10.0 million of additional bank-owned life insurance during the second half of 2011. We earned tax-equivalent yields on these policies of 4.59% in 2012, 5.00% in 2011 and 5.96% in 2010. The decline in these yields are the result of interest rate trends in the United States over the three year period from 2010 to 2012.

State tax credits earned. As part of our investment in projects that generate federal income tax credits, we may receive state income tax credits along with our federal credits. Although we cannot utilize state tax credits, we earn income on the sale of state tax credits. For the years ended December 31, 2012, 2011 and 2010, we earned state tax credits of $578,000, $951,000 and $890,000, respectively. The decrease in 2012 was attributable to lower levels of investments in Federal Historic Rehabilitation Tax Credit projects during 2012. State tax credits were available for Federal Historic Rehabilitation Tax Credit and New Markets Tax Credit projects in 2010, but only for Federal Historic Rehabilitation Tax projects beginning in 2011. Moreover, only certain Federal Historic Rehabilitation Tax Credit projects qualify for state tax credits. For additional discussion of tax credits, see “Business – Investment in Tax Credit Entities.”

ATM fee income. This category includes income generated by automated teller machines, or ATMs. We experienced a significant increase in fees from our ATMs during 2011 and 2012 following the Central Progressive Bank transaction, as Central Progressive Bank added a significant number of transaction accounts and ATM locations. In addition, we generated additional fee income from non-bank customers who utilized former Central Progressive Bank ATMs to conduct banking transactions.

Other. This category includes a variety of other income producing activities, including income generated from trust services, credit cards and wire transfers. The increases in other noninterest income over the periods shown, which included increases in all of these other income producing activities, were attributable to increased customer activity resulting from our organic growth and the Central Progressive Bank transaction.

Noninterest Expense

Our noninterest expense consists primarily of salary and employee benefits, occupancy and other expenses related to our operation and expansion. Noninterest expense increased by $18.8 million, or 51.8%, in 2012, and $10.0 million, or 37.9%, in 2011, primarily due to the Central Progressive Bank acquisition as well as our continued organic growth. The following table presents the components of our noninterest expense for the respective periods.

	For the Years Ended December 31,
	2012	2011	2010
Salaries and employee benefits	$21,182	$12,801	$9,433
Occupancy and equipment expenses	9,755	6,428	5,357
Professional fees	3,269	3,969	2,357
Taxes, licenses and FDIC assessments	3,258	2,661	3,197
Tax credit investment amortization	4,808	2,868	611
Write-down of other real estate owned	295	1,212	73
Other	12,440	6,308	5,259

Total noninterest expense	$55,007	$36,247	$26,287

Salaries and employee benefits. Salaries and employee benefits are the largest component of noninterest expense and include employee payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes, all of which have increased in each of the past three years as we have hired more employees and expanded our banking operations, branch network and transaction volumes. These expenses increased approximately $8.4 million, or 65.5%, during 2012 and $3.4 million, or 35.7%, during 2011, as a result of new personnel added to support the higher levels of assets, loan origination, deposit growth and wealth management activities. We had approximately 433 full-time equivalent employees at December 31, 2012, 390 employees as of December 31, 2011, and 213 employees as of December 31, 2010. The increase in 2011 included 137 full-time equivalent employees added during the fourth quarter of 2011 in connection with our acquisition of Central Progressive Bank. The increase in salaries and employee benefits during 2012 reflected a full year of expenses related to the increased employee levels resulting from the Central Progressive Bank acquisition, as compared to slightly more than one month during 2011. The increase in salaries and employee benefits during 2012 was also attributable to an increase in salary levels and an increase in employee bonuses attributable to our increasing profitability.

Occupancy and equipment expenses. Occupancy and equipment expenses, consisting primarily of rent and depreciation, were $9.8 million in 2012, an increase of $3.3 million, or 51.8%, from $6.4 million in 2011. Occupancy and equipment expenses were $6.4 million in 2011, an increase of $1.1 million in 2011, or 20.0%, as compared to $5.4 million in 2010. These expenses materially increased in 2011 and 2012, primarily as a result of our acquisition of Central Progressive Bank’s branch network. We opened one branch in 2011 and, in the fourth quarter of 2011, acquired Central Progressive Bank’s 17 branches. In 2012, we realized a full year of expenses related to the Central Progressive Bank branches acquired. Although we did not add any new branch offices during 2012, we relocated several existing branch offices into more attractive locations. The level of our occupancy expenses is related to the number of branch offices that we maintain, and we expect that these expenses will increase as we continue to implement our strategic growth plan.

Professional fees. Professional fees include fees paid to external auditors, loan review professionals and other consultants, as well as legal services required to complete transactions and resolve legal matters on delinquent loans. These expenses totaled $3.3 million in 2012, a $700,000, or 17.6%, decrease from 2011. The decrease in professional fees in 2012 was primarily related to the absence of the one-time transaction costs associated with our acquisition of Central Progressive Bank in 2011, and our implementation in 2011 of enhanced internal control requirements under the FDIC Improvement Act of 1991. Professional fees increased in 2011 primarily as a result of increased management expenses related to the increase in the volume of our New

Markets Tax Credit and other community development investments, and the aforementioned costs related to internal control requirements and acquisition costs related to Central Progressive Bank.

Taxes, licenses and FDIC assessments. Our FDIC insurance premiums and assessments comprise the largest component of this category. Effective April 1, 2011, the FDIC modified the manner in which FDIC-insured institutions calculate deposit insurance assessments. See the section titled “Supervision and Regulation – Federal Deposit Insurance” for additional information regarding the manner in which our FDIC insurance premiums are calculated. Despite our deposit growth during 2011, the change in the calculation methodology resulted in a decrease in the FDIC assessments by $536,000, as compared to the year ended December 31, 2010. Our FDIC fees and assessments increased $597,000, or 22.5%, during 2012, primarily as a result of an increase in our assessment base. We expect our FDIC fees and assessments to continue to increase as our assessment base increases.

Tax credit investment amortization. Tax credit investment amortization reflects our amortization of investments in entities that undertake projects that qualify for tax credits against federal income taxes. At this time, our investments are directed at tax credits issued under the New Markets, Federal Historic Rehabilitation and Low Income Housing Tax Credit programs. We amortize investments related to New Markets Tax Credits and Low Income Housing Tax Credits over the minimum compliance period associated with the credit, and investments related to Federal Historic Rehabilitation Tax Credits over the period for which we retain ownership under the contracted terms. The following table presents the amortization of tax credit investments by type of credit for the respective periods.

	For the Years Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Low Income Housing	$1,287	$1,602	$318
Federal Historic Rehabilitation	428	171	60
New Markets	3,093	1,095	233

Total tax credit amortization	$4,808	$2,868	$611

The significant increases in amortization expense across all categories reflect the increase in the level of activity throughout the three year period as we invested in additional projects and as some of our large Low Income Housing Tax Credit projects were completed in 2011. These Low Income Housing Tax Credit projects had been delayed for several years by the global financial crisis, which eliminated many of the buyers of these tax credits and caused the state sponsoring agency to substantially delay its tax credit award process. For further discussion regarding tax credits, see “Business – Investment in Tax Credit Entities.”

Other. These expenses include costs related to our information systems, advertising and marketing, insurance, customer service, communications, write-downs of other real estate, supplies and other operations. The increase in other noninterest expense over the periods shown was primarily attributable to an increase in categories of other noninterest expenses proportional to our overall growth and an increase in transaction volume and number of customers resulting from our organic growth and the Central Progressive Bank acquisition. Additionally, during 2011, we incurred a $1.2 million loss primarily attributable to the write-off of two real estate development loans on inner city properties.

Provision for Income Taxes

Our provision for income taxes varies due to the amount of income recognized for generally accepted accounting principles and tax purposes and as a result of the tax benefits derived from our investments in tax-advantaged securities and tax credit projects. As discussed in “Business – Investment in Tax Credit Entities,” we engage in material investments in entities that are designed to generate tax credits, which we utilize to reduce our current and future taxes. These credits are recognized when earned as a benefit in our provision for income taxes.

We recognized an income tax benefit in 2012 and 2011, compared to a modest income tax provision in 2010. The increase in income tax benefit during 2012 was due primarily to the significant increase in New Markets Tax Credit investment activity. The increase in income tax benefit during 2011 was due primarily to increases in tax credit activities over all categories. The increase in Low Income Housing and Federal Historic Rehabilitation tax credits in 2011 was attributable to the significant number of projects that were completed that year. The increase in New Markets Tax Credits in 2011 was generated from our significant New Markets Tax Credit investment activity, following the $28.0 million allocation of New Markets Tax Credits to First NBC Community Development Fund in 2011, which was partially invested in 2011. The increase in New Markets Tax Credits in 2012 was generated from our continued significant New Markets Tax Credit investment activity in 2012, which included investments utilizing the remainder of the 2011 allocation and the $40.0 million New Markets Tax Credit allocation received in 2012.

The following table presents the reconciliation of expected income tax provisions using statutory federal rates to our actual provisions (benefit) for income taxes recognized.

	For the Years Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Tax expense at statutory rates	$7,481	$5,019	$3,471
Tax credits:
Low Income Housing	(2,480)	(2,818)	(547)
Federal Historic Rehabilitation	(3,241)	(2,442)	(1,119)
New Markets	(11,379)	(7,882)	(2,789)

Total tax credits	(17,100)	(13,142)	(4,455)
Tax credit basis reduction	2,767	3,112	1,291
Tax exempt income	(655)	(509)	(395)
Change in statutory rate	—	293	—
Other	(58)	(180)	235

Provision/(benefit) for income taxes	$(7,565)	$(5,407)	$147

Although our ability to continue to access new tax credits in the future will depend, among other factors, on federal and state tax policies, as well as the level of competition for future tax credits, we expect to recognize the following levels of tax credits over the next six calendar years based only on New Markets Tax Credit investments that have been made and over the next seven calendar years based upon the Low Income Housing investments already made.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2018	2019
	(dollars in thousands)
New Markets	$11,724	$12,732	$13,099	$12,122	$10,052	$4,002	n/a
Low Income Housing	$3,580	$3,580	$3,580	$3,580	$3,580	$3,580	$3,580

These projections do not include an aggregate of $37.4 million in tax credit carryforwards for tax return purposes, which were generated primarily from New Markets, Federal Historic Rehabilitation and Low Income Housing Tax Credits that we were unable to utilize in prior years, or $11.5 million in net operating loss carryforwards as of December 31, 2012, which may also be utilized in future periods to offset our liability for taxes payable.

Financial Condition as of December 31, 2012 and 2011

Our assets increased $454.4 million, or 20.5%, to $2.7 billion as of December 31, 2012, compared to $2.2 billion as of December 31, 2011 as we continued to grow in the New Orleans market area. Our net loans increased $262.0 million, or 16.0%, to $1.9 billion as of December 31, 2012, compared to $1.6 billion as of December 31, 2011. Our securities available-for-sale increased $159.9 million, or 49.0%, to $486.4 million as of December 31, 2012, compared to $326.5 million as of December 31, 2011. Our deposits increased $366.5 million, or 19.3%, to $2.3 billion as of December 31, 2012, compared to $1.9 billion as of December 31, 2011. Total shareholders’ equity increased $26.2 million, or 11.8% to $248.1 million as of December 31, 2012, compared to $221.9 million as of December 31, 2011, primarily as a result of our operating earnings.

Our assets increased $756.5 million, or 51.8%, to $2.2 billion as of December 31, 2011, compared to $1.5 billion as of December 31, 2010 as we continued to grow in the New Orleans market area. Our net loans increased $533.2 million, or 48.5%, to $1.6 billion as of December 31, 2011, compared to $1.1 billion as of December 31, 2010. Our securities available-for-sale increased $105.5 million, or 47.7%, to $326.5 million as of December 31, 2011, compared to $221.0 million as of December 31, 2010. Our deposits increased $607.2 million, or 46.9%, to $1.9 billion as of December 31, 2011, compared to $1.3 billion as of December 31, 2010. Total shareholders’ equity increased $92.5 million, or 71.5%, to $221.9 million as of December 31, 2011, compared to $129.4 million as of December 31, 2010, as a result of our operating earnings, additional net capital raised and the issuance of Small Business Lending preferred stock.

This growth was accomplished through expanding our branch network into new parts of our market, growing our market share in existing branches and opportunistic acquisitions, primarily the acquisition of Central Progressive Bank in 2011.

Loan Portfolio

Our primary source of income is interest on loans to small-and medium-sized businesses, real estate owners in our market area and our private banking clients. Our loan portfolio consists primarily of commercial loans and real estate loans secured by commercial real estate properties located in our primary market area. Our loan portfolio represents the highest yielding component of our earning asset base.

The following table sets forth the amount of loans, by category, as of the respective periods.

	As of December 31,
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Construction	$164,043	8.5%	$194,295	11.8%	$93,798	8.4%	$120,057	14.1%	$77,874	13.2%
Commercial real estate	945,443	49.2	805,101	48.7	577,994	52.0	424,657	50.1	280,355	47.6
Consumer real estate	103,516	5.4	81,663	4.9	58,802	5.3	11,369	1.3	15,920	2.7
Commercial	683,713	35.6	540,827	32.8	361,405	32.5	274,904	32.4	194,120	33.0
Consumer	14,073	0.7	14,318	0.9	7,518	0.7	7,670	0.9	5,912	1.0
Other	11,429	0.6	15,132	0.9	12,966	1.1	9,876	1.2	14,769	2.5

Total loans	$1,922,217	100.0%	$1,651,336	100.0%	$1,112,483	100.0%	$848,533	100.0%	$588,950	100.0%

Over the past five years, we have experienced significant growth in our loan portfolio, although the relative composition of our loan portfolio has not changed significantly over that time. Our primary focus has been on commercial real estate and commercial lending, which constituted 84.8% of our loan portfolio, as of December 31, 2012. Although we expect continued growth with respect to our loan portfolio, we do not expect any significant changes over the foreseeable future in the composition of our loan portfolio or in our emphasis on commercial real estate and commercial lending.

Our loan growth since inception has been reflective of the market we serve. We began lending in 2006, shortly after Hurricane Katrina, which heavily damaged a significant percentage of the real estate in our market. Thus, the primary economic driver of our lending activities in our early years was the recovery activities following Hurricane Katrina, which were partially funded by insurance proceeds and government funding in programs and tax credits allocated to rebuild and enhance flood protection and repair infrastructure. These rebuilding activities created substantial commercial real estate and construction lending opportunities for us. Our construction and commercial real estate lending portfolios have continued to experience strong growth over the past several years, as economic conditions within our market have improved and the hospitality industry has become revitalized. A significant portion of our commercial real estate exposure represents loans to commercial businesses secured by owner occupied real estate which, in effect, are commercial loans with the borrowers’ real estate providing a secondary source of repayment. Commercial loans represent the second largest category of loans in our portfolio. We attribute our commercial loan growth primarily to implementation of our relationship-based banking model and the success of our relationship managers in transitioning commercial banking relationships from other local financial institutions and in competing for new business from attractive small to mid-sized commercial customers located in our market for which our approach to customer service is desirable. Many of our larger commercial customers have lengthy relationships with members of our senior management team or our relationship managers that date back to the former First National Bank of Commerce.

The following table sets forth the contractual maturity ranges, and the amount of loans with fixed and variable rates, in each maturity range.

	As of December 31, 2012
	Due Within One Year	After One but Within Five Years	After Five Years	Total
	(dollars in thousands)
Construction	$87,273	$66,814	$9,956	$164,043
Commercial real estate	222,771	647,848	74,824	945,443
Consumer real estate	10,287	41,650	51,579	103,516
Commercial	346,661	271,069	65,983	683,713
Consumer	4,831	8,704	538	14,073
Other	—	11,429	—	11,429

Total	$671,823	$1,047,514	$202,880	$1,922,217

Amounts with fixed rates	$237,420	$529,586	$120,080	$887,086
Amounts with variable rates	434,403	517,928	82,800	1,035,131

Total	$671,823	$1,047,514	$202,880	$1,922,217

Nonperforming Assets

Nonperforming assets consist of nonperforming loans, other real estate owned and other repossessed assets. Nonperforming loans consist of loans that are on nonaccrual status and restructured loans, which are loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower. Other real estate owned consists of real property acquired through foreclosure. We initially record other real estate owned at the lower of carrying value or fair value, less estimated costs to sell the assets. Estimated losses that result from the ongoing periodic valuations of these assets are charged to earnings as noninterest expense in the period in which they are identified. We account for troubled debt restructurings in accordance with ASC 310, “Receivables.”

We generally place loans on nonaccrual status when they become 90 days past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued, but not collected, is reversed from income.

Once a foreclosure is completed, the loan is reclassified as other real estate owned until a sale date and title to the property is finalized. Once we own the property, it is maintained, marketed, rented and sold to recoup our investment. Historically, foreclosure trends have been low due to the seasoning of our portfolio. Any loans that are modified or extended are reviewed for classification as a restructured loan in accordance with regulatory guidelines. We complete a process that outlines the modification, the reasons for the proposed modification and documents the current status of the borrower.

The following table sets forth information regarding nonperforming assets as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Nonaccrual loans	$21,083	$9,017	$3,715	$5,624	$5,723
Restructured loans	2,336	1,403	30	—	—

Total nonperforming loans	23,419	10,420	3,745	5,624	5,723
Other assets owned(1)	—	18	—	—	—
Other real estate owned	8,632	7,991	6,207	2,484	—

Total nonperforming assets	$32,051	$18,429	$9,952	$8,108	$5,723

Accruing loans past due 90+ days	$—	$—	$131	$—	$—

Nonperforming assets to loans, other real estate owned and other assets owned	1.66%	1.11%	0.89%	0.95%	0.97%

(1)	Represents repossessed property other than real estate.

Approximately $426,000, $335,000 and $318,000 of gross interest income would have accrued if all loans on nonaccrual status had been current in accordance with their original terms for the years ended December 31, 2012, 2011, and 2010, respectively.

We have maintained low levels of nonperforming assets since our inception in 2006. Although total nonperforming assets increased $13.6 million in, or 73.92%, during 2012, this increase was primarily isolated in one customer relationship, which management does not believe is indicative of a future decline in asset quality. We believe that our historically low level of nonperforming assets reflects the strength of our local economy, as well as our long-term knowledge of and relationships with a significant percentage of our borrowers.

The following table sets forth the allocation of our nonaccrual loans among the various categories within our loan portfolio as of the respective periods.

	As of December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Construction	$806	$2,244	$—	$223	$1,324
Commercial real estate	5,831	3,463	1,174	2,469	1,431
Consumer real estate	818	1,739	1,386	1,488	2,164
Commercial	13,556	1,489	1,103	1,434	800
Consumer	72	82	52	10	4

Total	$21,083	$9,017	$3,715	$5,624	$5,723

Potential problem loans are those loans that are not categorized as nonperforming loans, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. These are generally referred to as our watch list loans. We monitor past due status as an indicator of credit deterioration and potential problem loans. A loan is considered past due when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. To the extent that loans become past due, management assesses the potential for loss on such loans as it would with other problem loans and considers the effect of any potential loss in determining its provision for probable loan losses. Management also assesses alternatives to maximize collection of any past due loans, including, without limitation, restructuring loan terms, requiring additional loan guarantee(s) or collateral or other planned action. Additional information regarding past due loans as of December 31, 2012 is included in note 6 to our audited financial statements for the periods ended December 31, 2012 and 2011 included in this prospectus.

Allowance for Loan Losses

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in the loan portfolio. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. For additional discussion of our methodology, please refer to the section of this discussion and analysis titled, “Application of Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses.”

The allowance for loan losses is increased by provisions charged against earnings and reduced by net loan charge-offs. Loans are charged-off when we determine that collection has become unlikely. Recoveries are recorded only when cash payments are received.

The allowance for loan losses was $27.0 million, or 1.40% of total loans, as of December 31, 2012, compared to $18.1 million, or 1.10% of total loans, as of December 31, 2011, and $12.5 million, or 1.12% of total loans, as of December 31, 2010. The increase in our allowance for loan losses as a percent of total loans in 2012 was primarily attributable to the estimated effects of economic conditions on our loan portfolio, the growth and composition of our loan portfolio and the increase in our non-performing loans. The decrease in our allowance for loan losses as a percent of total loans in 2011 was primarily attributable to the fact that the loans acquired from Central Progressive Bank were recorded at fair value, in accordance with generally accepted accounting principles, and thus required no separate allowance.

Net charge-offs as a percentage of average loans were 0.12%, 0.19% and 0.09% as of December 31, 2012, 2011 and 2010, respectively. The increase in net charge-offs as a percentage of average loans in 2011 was primarily attributable to the charge-offs related to two real estate development loans on inner city properties.

The following table provides an analysis of the allowance for loan losses and net charge-offs for the respective periods.

	As of and for the Years Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Beginning balance	$18,122	$12,508	$7,889	$5,504	$2,245
Charge-offs:
Construction	—	—	22	—	—
Commercial real estate	1,262	614	90	—	—
Consumer real estate	59	700	—	—	—
Commercial	1,068	864	773	27	45
Consumer	172	284	100	132	96

Total charge-offs	2,561	2,462	985	159	141
Recoveries:
Construction	16	—	7	—	—
Commercial real estate	132	—	38	—	—
Consumer real estate	22	9	—	—	2
Commercial	153	10	1	45	17
Consumer	58	47	44	33	49

Total recoveries	381	66	90	78	68

Net charge-offs	2,180	2,396	895	81	73
Provision for loan loss	11,035	8,010	5,514	2,466	1,575
Transfer from purchase acquisition	—	—	—	—	1,757

Balance at end of period	$26,977	$18,122	$12,508	$7,889	$5,504

Net charge-offs to average loans	0.12%	0.19%	0.09%	0.01%	0.01%
Allowance for loan losses to total loans	1.40%	1.10%	1.12%	0.93%	0.93%

Although we believe that we have established our allowance for loan losses in accordance with accounting principles generally accepted in the United States and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions will be subject to ongoing evaluations of the risks in our loan portfolio. If we experience economic declines or if asset quality deteriorates, material additional provisions could be required.

Our allowance for loan losses is allocated to loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. The following table sets forth the allocation of the total allowance for loan losses by loan type and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The unallocated portion of the allowance for loan losses and the total allowance are applicable to the entire loan portfolio.

	As of December 31,
	2012		2011		2010		2009		2008
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(dollars in thousands)
Construction	$2,004	8.5%	$722	11.8%	$486	8.4%	$314	14.1%	$255	13.2%
Commercial real estate	10,716	49.2	9,871	48.7	6,594	52.0	3,119	50.1	1,665	47.6
Consumer real estate	2,450	5.4	1,519	4.9	983	5.3	1,853	1.3	1,421	2.7
Commercial	11,675	36.2	5,928	33.7	4,162	33.6	2,270	33.6	1,757	35.5
Consumer	132	0.7	82	0.9	283	0.7	333	0.9	406	1.0

Total	$26,977	100.0%	$18,122	100.0%	$12,508	100.0%	$7,889	100.0%	$5,504	100.0%

Securities

Our securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to a written investment policy approved by our Board of Directors. Investment balances in our securities portfolio are subject to change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

Our securities portfolio consists primarily of U.S. government agency obligations, mortgage-backed securities and municipal securities, although we also hold corporate bonds and other debt securities, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities, and our targeted duration for our investment portfolios is in the three to four year range. No investment in any of these securities exceeds any applicable limitation imposed by law or regulation. The Asset Liability Committee reviews the investment portfolio on an ongoing basis to ensure that the investments conform to our investment policy. All of our securities as of December 31, 2012 were classified as Level 2 assets, as their fair value was estimated using pricing models or quoted prices of securities with similar characteristics.

Our investment portfolio consists entirely of “available-for-sale” securities. As a result, the carrying values of our investment securities are adjusted for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity.

Our available-for-sale securities, carried at their fair market value, increased to $486.4 million at December 31, 2012 from $326.5 million and $221.0 million at December 31, 2011 and 2010, respectively. The increases in available-for-sale securities were funded primarily from increases in deposits and $55.0 million in long-term debt issued in 2010 and 2011 in connection with our asset/liability management as a hedge against rising interest rates. As of December 31, 2012, investment securities having a carrying value of $121.4 million were pledged to secure public deposits, securities sold under agreements to repurchase and borrowings.

The following table presents a summary of the amortized cost and estimated fair value of our investment portfolio, which was held entirely as available-for-sale.

	As of December 31,
	2012			2011			2010
	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value
	(dollars in thousands)
U.S. Treasury securities	$10,040	$5	$10,045	$—	$—	$—	$—	$—	$—
U.S. government agency securities	128,665	82	128,747	56,640	17	56,657	4,006	1	4,007
Municipal securities	61,907	840	62,747	47,386	768	48,154	51,282	(126)	51,156
Mortgage-based securities	152,481	1,361	153,842	165,162	2,586	167,748	113,506	(1,285)	112,221
Corporate bonds	49,912	62	49,974	44,401	(651)	43,750	16,737	(199)	16,538
Other debt securities	81,044	0	81,044	10,180	—	10,180	37,068	—	37,068

Total	$484,049	$2,350	$486,399	$323,769	$2,720	$326,489	$222,599	$(1,609)	$220,990

All of our mortgage-backed securities are agency securities. We do not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in our investment portfolio. At December 31, 2012, our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table sets forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio at December 31, 2012. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2012
	Due Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)

U.S. Treasury securities	$10,045	0.24%	$—	—%	$—	—%	$—	—%	$10,045	0.24%
U.S. government agency securities	40,888	0.92	6,579	1.18	68,823	1.68	12,457	2.77	128,747	1.52
Municipal securities	10,056	1.06	19,730	3.40	30,871	4.21	2,090	4.65	62,747	3.43
Mortgage-based securities	53,764	1.60	71,355	1.85	5,491	2.09	23,232	2.25	153,842	1.83
Corporate bonds	5,000	2.00	10,685	2.42	25,773	3.39	8,516	3.27	49,974	3.02
Other debt securities	81,044	2.83	—	—	—	—	—	—	81,044	2.83

Total	$200,797	1.87%	$108,349	2.15%	$130,958	2.59%	$46,295	2.67%	$486,399	2.20%

Cash Surrender Value of Bank-Owned Life Insurance

At December 31, 2012, we maintained investments of $25.5 million in bank-owned life insurance products due to its attractive risk-adjusted return and protection against the loss of key executives, as compared to $24.8 million and $14.1 million at December 31, 2011 and 2010, respectively. Our tax equivalent yield on these products was 4.59%, 5.00%, and 5.96% for the years ending December 31, 2012, 2011 and 2010, respectively.

Deferred Tax Asset

We had a net deferred tax asset of $16.6 million as of December 31, 2012 due to our tax net operating losses, carryforwards related to unused tax credits, and the non-deductibility of our loan loss provision for tax purposes. We test the recoverability of our deferred tax asset annually, and the current level of taxable income provides for the ultimate realization of the carrying value of these deferred tax assets. Net deferred tax assets as of December 31, 2012 represented significant increases over net deferred tax assets of $6.5 million and $1.9 million as of December 31, 2011 and 2010, respectively, primarily as a result of the excess of our loan loss provision over the deductible net charge-offs and the increase in tax carryforwards related to unused tax credits.

Other Assets

Other assets, consisting primarily of prepaid expenses and software, totaled $20.9 million as of December 31, 2012, as compared to $22.5 million and $8.9 million at December 31, 2011 and 2010, respectively.

Deposits

Deposits are our primary source of funds to support our earning assets. Total deposits were $2.3 billion as of December 31, 2012, compared to $1.9 billion and $1.3 billion as of December 31, 2011 and 2010, respectively. We attribute the growth of our deposit base since inception to a number of factors, including the following:

•	Our ability to attract customers who banked at the former First National Bank of Commerce, which had 28% deposit market share at the time of its sale to Bank One in 1988;

•	The development of a branch network that provides deposit-taking services from 32 banking locations in the three major population centers of our market: Orleans, Jefferson and St. Tammany parishes;

•	The completion of our FDIC-assisted acquisition of Central Progressive Bank, which added $344.8 million to our deposit base as of November 18, 2011;

•	Our focus on developing and maintaining long-term relationships between our relationship bankers and customers through high quality service;

•	Our relationship-based pricing model, which provides pricing enhancements for customers with multiple relationships with us; and

•	Our high level of commitment to the communities that we serve, including through our support of recovery activities and strong lending role in our market, which enhances our visibility and reputation.

In addition to our deposit growth, the composition of our deposit base has changed substantially since our inception and over the three year period ended December 31, 2012, 2011 and 2010. At inception, we relied almost exclusively on certificates of deposits, which require limited customer interaction or convenience in location, due to our limited branch network. Since that time, we have built a network of 32 deposit-taking banking offices and attracted significant transaction account business through many of the factors described above. Since year end 2009, when certificates of deposit represented 65.6% of total deposits, we have continued transitioning our deposit mix from certificates of deposit to lower cost transaction accounts, reducing our reliance on certificates of deposit at December 31, 2012 to 50.0% of total deposits.

The following table sets forth the shift in the composition of our deposits over the last three years.

	As of December 31,
	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest-bearing demand	$239,538	10.6%	$221,423	11.6%	$115,071	8.9%
NOW accounts	437,542	19.3	258,073	13.6	122,266	9.4
Money market deposits	410,928	18.1	398,838	21.0	306,950	23.7
Savings deposits	45,295	2.0	40,380	2.1	14,032	1.1

Total transaction deposits	1,133,303	50.0	918,714	48.3	558,319	43.1
Certificates of deposit under $100,000	429,843	18.9	442,984	23.3	304,083	23.5
Certificates of deposit of $100,000 or more	561,560	24.8	449,093	23.6	330,942	25.6
CDARS®	143,822	6.3	91,219	4.8	101,437	7.8

Total certificates of deposit	1,135,225	50.0	983,296	51.7	736,462	56.9

Total deposits	$2,268,528	100.0%	$1,902,010	100.0%	$1,294,781	100.0%

The following table presents the remaining maturities of our certificates of deposits at December 31, 2012.

	As of December 31, 2012
	Less than $100,000	$100,000 or Greater	CDARS®	Total
	(dollars in thousands)
Three months or less	$61,369	$74,546	$41,562	$177,477
Over three months to six months	66,263	70,610	37,819	174,692
Over six months to twelve months	104,052	116,944	56,935	277,931
Over twelve months	198,159	299,460	7,506	505,125

Total	$429,843	$561,560	$143,822	$1,135,225

Borrowings

Although deposits are the primary source of funds for our lending, investment activities and general business purposes, as an alternative source of liquidity, we may obtain advances from the Federal Home Loan Bank of Dallas, sell investment securities subject to our obligation to repurchase them, purchase Federal funds, and engage in overnight borrowings from the Federal Home Loan Bank or our correspondent banks. The level of short-term borrowings can fluctuate on a daily basis depending on funding needs and the source of funds to satisfy the needs. We had $21.8 million in short-term borrowings outstanding at December 31, 2012, and no short-term borrowings outstanding at December 31, 2011 or 2010.

Our long term borrowings at December 31, 2012, 2011 and 2010 consisted of four-year term debt that we issued at the bank level in connection with our asset/liability management as a hedge against rising interest rates and $20.0 million in long-term borrowings at the parent company level. We issued $15.0 million in bank level debt in 2010 and an additional $40.0 million in 2011. Interest with respect to the debt issuances is tied to the London Interbank Offered Rate, or LIBOR, and includes an interest rate cap to fix the rate at specified levels as the index rate rises. We entered into a long-term borrowing agreement at the parent company level in December 2012, which matures on December 31, 2014 and bears interest at a floating LIBOR rate that was 4.31% at December 31, 2012. Interest is payable in quarterly installments beginning on April 1, 2013.

Liquidity and Capital Resources

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and intermediate-term demands.

We evaluate liquidity both at the parent company level and at the bank level. Because First NBC Bank represents our only material asset, other than cash, our primary source of funds at the parent company level are cash on hand, dividends paid to us from First NBC Bank and the net proceeds of our capital offerings. At December 31, 2012, our primary liquidity needs at the parent company level relate to the payments due on our Series D preferred stock, which was issued to the Department of the Treasury under the Small Business Lending Program, and parent company operating expenses. During 2012, parent company obligations totaled approximately $941,000. We believe that our cash on hand at the parent company level, coupled with the dividend paying capacity of First NBC Bank, are adequate to fund the foreseeable parent company obligations.

Our primary sources of funds at First NBC Bank are deposits, short and long-term funding from the Federal Home Loan Bank or other financial institutions, and principal and interest payments on loans and securities. While maturities and scheduled payments on loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable as they depend on the effects of changes in interest rates, economic conditions and competition. Our primary investing activities are the origination of loans and the purchase of investment securities. For additional information regarding our operating, investing and financing cash flows, see “Consolidated Financial Statements – Consolidated Statement of Cash Flows.” If necessary, First NBC Bank has the ability to raise liquidity through additional collateralized borrowings, FHLB advances or the sale of its available-for-sale investment portfolio.

Investing activities are funded primarily by net deposit inflows, principal repayments on loans and securities, and borrowed funds. Gross loans increased to $1.9 billion as of December 31, 2012, from $1.7 billion as of December 31, 2011. At December 31, 2012, First NBC Bank had commitments to make loans of approximately $348.6 million and un-advanced lines of credit and loans of approximately $256.3 million. We anticipate that First NBC Bank will have sufficient funds available to meet its current loan originations and other commitments.

At December 31, 2012, total deposits were approximately $2.3 billion, of which approximately $561.6 million were in certificates of deposits of $100,000 or more. Certificates of deposits scheduled to mature in one year or less as of December 31, 2012 totaled approximately $630.1 million while certificates of deposits of $100,000 or more with a maturity of one year or less totaled approximately $262.1 million.

In general, we monitor and manage our liquidity on a regular basis by maintaining appropriate levels of liquid assets so that funds are available when needed. Excess liquidity is invested in overnight federal funds sold and other short-term investments. As a member of the Federal Home Loan Bank of Dallas, we had access to approximately $338.0 million of available lines of credit secured by qualifying collateral as of December 31, 2012. In addition, we maintain $75.0 million in lines of credit with our correspondent banks to support our liquidity. We had $21.8 million in borrowings outstanding on lines of credit as of December 31, 2012, which were repaid in early January 2013.

Shareholders’ Equity

Shareholders’ equity increased to $248.1 million at December 31, 2012, or 9.3% of total assets, compared to $221.9 million, or 10.0% of total assets, and $129.4 million, or 8.9% of total assets, as of December 31, 2011 and 2010, respectively. The increase in shareholders’ equity during 2012 was primarily attributable to the results of our operations. The increase in shareholders’ equity during 2011 was primarily attributable to net income of

$19.7 million and $88.9 million in net proceeds of private placements of our capital stock. The net proceeds of private placements in 2011 included the proceeds of the issuance of $37.9 million in Series D preferred stock in connection with our participation in the Small Business Lending Fund program, which was partially offset by the repurchase of $18.7 million in Series A and Series B preferred stock issued in connection with our participation in the Capital Purchase Program created by the Department of the Treasury.

Regulatory Capital

Together with First NBC Bank, we are subject to various regulatory capital requirements administered by the federal banking agencies. These requirements are discussed in greater detail in the section of this prospectus titled “Supervision and Regulation – Regulatory Capital Requirements.” As of December 31, 2012, 2011 and 2010, First NBC Bank Holding Company and First NBC Bank were in compliance with all applicable regulatory capital requirements, and First NBC Bank was classified as “well capitalized,” for purposes of the FDIC’s prompt corrective action regulations. “Well capitalized” is the highest capital classification for FDIC-insured financial institutions in the United States. To be categorized as “well capitalized,” First NBC Bank must maintain minimum total risk-based, tier 1 risk-based and tier 1 leverage ratios of 10%, 6% and 5%, respectively. The principal component of our tier 1 capital is our shareholders’ equity, including our Series D preferred stock, which was issued to the Department of the Treasury under our participation of the Small Business Lending Fund. Our tier 1 capital also includes minority interests in consolidated subsidiaries, but excludes unrealized gains and losses on available-for-sale securities and goodwill, as well as certain other disallowed intangible assets. Our tier 2 capital consists of our allowance for loan losses. As we employ our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain “well capitalized” under the applicable regulatory guidelines and in compliance with all regulatory capital standards applicable to us.

The following table presents the actual capital amounts and regulatory capital ratios for First NBC Bank Holding Company and First NBC Bank as of the respective periods.

	As of December 31,
	2012		2011		2010
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)

First NBC Bank Holding Company
Leverage	$243,791	9.04%	$218,436	10.69%	$127,413	8.92%
Tier 1 risk-based	243,791	11.26%	218,436	12.02%	127,413	10.07%
Total risk-based	270,810	12.51%	236,656	13.02%	139,921	11.05%

First NBC Bank
Leverage	$256,848	9.91%	$215,818	10.57%	$127,728	8.97%
Tier 1 risk-based	256,848	11.88%	215,818	11.88%	127,728	10.10%
Total risk-based	283,867	13.13%	234,038	12.88%	140,236	11.09%

Asset/Liability Management

Our asset/liability management policy provides us with guidelines for effective funds management and we have established a measurement system for monitoring our net interest rate sensitivity position. We seek to maintain a sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the assets and liabilities, other than those which have a short term to maturity. Because of the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Interest rate risk is the potential of economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. We recognize that certain risks are inherent and that the goal is to identify and understand the risks.

We actively manage our exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by our asset/liability management committee. The committee, which is composed primarily of senior officers and directors of First NBC Bank and First NBC Bank Holding Company, has the responsibility for ensuring compliance with asset/liability management policies. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. On a regular basis, the committee monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies.

We utilize a net interest income simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income are then evaluated. The model projects the effect of instantaneous movements in interest rates. Decreases in interest rates apply primarily to long-term rates, as short-term rates are not modeled to decrease below zero. Assumptions based on the historical behavior of our deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Our interest sensitivity profile was somewhat asset sensitive as of December 31, 2012, though our base net interest income would increase in the case of either an interest rate increase or decrease. Hedging instruments utilized by First NBC Bank, which consist primarily of interest rate swaps and options, protect the bank in a rising interest rate environment by providing long term funding costs at a fixed interest rate to allow us to continue to fund our projected loan growth. In addition, the bank utilizes interest rate floors in loan pricing to manage interest rate risk in a declining rate environment.

The following table sets forth the net interest income simulation analysis as of December 31, 2012.

% Change in Net Interest Income
Interest Rate Scenario
+300 basis points	12.4%
+200 basis points	9.9%
+100 basis points	5.8%
Base	0.0%
-100 basis points	6.6%

We also manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. An important measure of interest rate risk is the relationship of the repricing period of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we have. From time to time, we may use instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts to reduce interest rate risk. As of December 31, 2012, we had hedging instruments in the notional amount of $115.0 million and with a fair value of a $6.9 million liability.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. A measurement of interest rate risk is performed by analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specific points in time (gap). Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. An institution is considered to be asset sensitive, or having a positive gap, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, an institution is considered to be liability sensitive, or having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to increase net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely.

The following table sets forth our interest rate gap analysis as of December 31, 2012:

	Volumes Subject to Repricing Within
	1-3 Months	4-6 Months	7-12 Months	1-2 Years	2-3 Years	3-5 Years	5-10 Years	Over 10 Years	Total Balance
	(dollars in thousands)
Interest-earning assets:
Short term investments	$9,541	$—	$—	$—	$—	$—	$—	$—	$9,541
Securities	145,659	42,752	39,571	84,857	24,147	41,099	90,519	15,444	484,048
Loans	1,098,630	76,860	145,692	135,727	150,802	223,140	59,955	59,855	1,950,661
Other interest-earning assets	2,938	—	—	—	—	—	—	600	3,538

Total interest-earnings assets	1,256,768	119,612	185,263	220,584	174,949	264,239	150,474	75,899	2,447,788
Interest-bearing liabilities:
Transaction accounts	893,766	—	—	—	—	—	—	239,968	1,133,734
Certificates of deposit	132,652	136,873	220,996	162,134	219,577	114,448	1,461	3,262	991,403
Short-term borrowings	21,800	—	—	—	—	—	—	—	21,800
Repurchase agreements	36,287	—	—	—	—	—	—	—	36,287
Long-term borrowings	55,000	—	—	—	—	—	—	—	55,000

Total interest-bearing liabilities	1,139,505	136,873	220,996	162,134	219,577	114,448	1,461	243,230	2,238,224

Interest rate sensitivity gap	$117,263	$(17,261)	$(35,733)	$58,450	$(44,628)	$149,791	$149,013	$(167,331)	$209,564

Cumulative interest rate sensitivity gap	$117,263	$100,002	$64,269	$122,719	$78,091	$227,882	$376,895	$209,564

Cumulative interest rate sensitivity assets to rate sensitive liabilities	110.3%	107.8%	104.3%	107.4%	104.2%	111.4%	118.9%	109.4%
Cumulative gap as a percent of total interest-earning assets	4.8%	4.1%	2.6%	5.0%	3.2%	9.3%	15.4%	8.6%

Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table. As a result of these shortcomings, we focus more on a net interest income simulation model than on gap analysis. Although the gap analysis reflects a ratio of cumulative gap to total earning assets within acceptable limits, the net interest income simulation model is considered by management to be more informative in forecasting future income at risk.

We face the risk that borrowers might repay their loans sooner than the contractual maturity. If interest rates fall, the borrower might repay their loan, forcing us to reinvest in a potentially lower yielding asset. This prepayment would have the effect of lowering the overall portfolio yield which may result in lower net interest income. We have assumed that these loans will prepay, if the borrower has sufficient incentive to do so, using prepayment tables provided by third party consultants. In addition, some of our assets, such as mortgage-backed securities or purchased loans, are held at a premium, and if these assets prepaid, we would have to write down the premium, which would temporarily reduce the yield. Conversely, as interest rates rise, our borrowers might prepay their loans more slowly, which would leave us with lower yielding assets as interest rates rise.

Contractual Obligations

In the ordinary course of business, through First NBC Bank, we enter into certain on and off-balance sheet contractual obligations. The following table presents our contractual obligations outstanding as of December 31, 2012.

	As of December 31, 2012
	Due Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
	(dollars in thousands)

Operating leases	$3,110	$5,774	$5,678	$43,095	$57,657
FHLB term advances	—	—	—	—	—
Other borrowings	2,253	32,967	40,000	—	75,220
Time deposits	630,099	389,217	114,448	1,461	1,135,225

Total contractual obligations	$635,462	$427,958	$160,126	$44,556	$1,268,102

Standby letters of credit	$52,716	$39,553	$5	$—	$92,274
Unused loan commitments	148,946	27,373	52,812	27,163	256,294

Total off-balance sheet commitments	$201,662	$66,926	$52,817	$27,163	$348,568

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers.

Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on our financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open end lines secured by one to four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit and other unused commitments.

Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer.

We minimize our exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

The following is a summary of the total notional amount of commitments outstanding as of the respective dates.

	As of December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)

Standby letters of credit	$92,274	$74,811	$65,409	$10,917	$12,951
Unused loan commitments	256,294	183,758	122,459	126,942	134,878

Total	$348,568	$258,569	$187,868	$137,859	$147,829

Impact of Inflation

Our financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States, which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.

Non-GAAP Financial Measurements

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per common share and the ratio of tangible common equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles, as of the dates set forth below, shareholders’ equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	As of and for the Years Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands, except share data)
Total equity GAAP	$248,101	$221,870	$129,387	$89,406	$66,239
Adjustments
Preferred equity	49,166	58,518	18,106	17,927	—
Goodwill	4,808	4,808	4,200	4,200	4,198
Other intangibles	3,874	4,172	1,180	1,257	1,381

Tangible common equity	190,253	154,372	105,901	66,022	60,660

Total assets – GAAP	2,670,867	2,216,456	1,459,943	1,076,875	711,205
Adjustments
Goodwill	4,808	4,808	4,200	4,200	4,198
Other intangibles	3,874	4,172	1,180	1,257	1,381

Tangible assets	2,662,185	2,207,476	1,454,563	1,071,418	705,626

Total common shares	13,052,583	12,153,108	9,569,909	6,706,516	6,641,168
Book value per common share	$15.24	$13.44	$11.63	$10.66	$9.97
Effect of adjustment	0.66	0.74	0.56	0.82	0.84
Tangible book value per common share	14.58	12.70	11.07	9.84	9.13
Total shareholders’ equity to assets	9.29%	10.01%	8.86%	8.30%	9.31%
Effect of adjustment	2.14	3.02	1.58	2.14	0.71
Tangible common equity to tangible assets	7.15	6.99	7.28	6.16	8.60

Recent Regulatory and Accounting Developments

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments were designed to create a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between United States generally accepted accounting principles and International Financial Reporting Standards issued by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the amendments to have a material impact on our results of operations, financial position or disclosures.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance amends disclosure requirements for the presentation of comprehensive income and provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance is effective date for the first interim or annual period beginning on or after December 15, 2011. We do not expect the guidance to have a material impact on our results of operations or financial position. However, it will present a change in disclosure as we currently present comprehensive income in our consolidated statement of changes in stockholders’ equity.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between United States generally accepted accounting principles and International Financial Reporting Standards. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB’s offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact our results of operations or financial position.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which provides an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The update also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting the entity to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived intangible assets. In accordance with the amendments to this update, an entity will have the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill guidance in Accounting Standards Update No. 2011-08. The adoption of this guidance did not have an effect on our results of operations, financial position or disclosures.

In October 2012, the FASB issued Accounting Standards Update No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution, which clarifies the applicable guidance for subsequently measuring an indemnification asset recognized in a government-assisted acquisition of a financial institution that includes a loss-sharing agreement. The update addresses the diversity in practice in the interpretation of the terms “on the same basis” and “contractual limitations” used in accounting guidance. Accounting principles require that an indemnification asset recognized at the acquisition date as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement will be subsequently measured on the same basis as the indemnified item. The guidance clarifies that, upon subsequent remeasurement of an indemnification asset, the effect of the change in expected cash flows of the indemnification agreement will be amortized. Any amortization of changes in value is limited to the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. The update does not affect the guidance relating to the recognition or initial measurement of an indemnification asset. The amendments in this update are effective for fiscal years after December 15, 2012, with early adoption permitted. We do not have an indemnification asset recorded and therefore, the adoption of this update will have no material impact on our results of operations, financial position or disclosures.

In February 2013, the FASB issued Accounting Standards Update No. 2013-06, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires us to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on our consolidated statement of comprehensive income if the amount being reclassified is required under United States generally accepted accounting principles to be reclassified in its entirety to net income. The update does not change the current requirements for reporting net income or other comprehensive income in our consolidated financial statements, but does require us to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The provisions of the update are effective prospectively beginning after December 15, 2013, with early adoption permitted. The adoption of this update will have no effect on our operating results, financial position, or liquidity.

MANAGEMENT

General

Our Board of Directors is composed of 11 members. The directors are elected by our shareholders at our annual shareholders’ meeting for a term of one year and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

The Board of Directors of First NBC Bank consists of 20 members. As the sole shareholder of First NBC Bank, we elect the directors of First NBC Bank annually for a term of one year, and the directors of First NBC Bank hold office until their successors are elected and qualified. The executive officers of First NBC Bank are appointed by First NBC Bank’s Board of Directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

We have entered into an agreement with Castle Creek Partners IV, L.P. that permits it to appoint one representative to our Board of Directors, and one nonvoting observer to the Board of Directors of First NBC Bank, for so long as Castle Creek Partners IV, L.P. and its affiliates own at least 81,632 shares of our common stock. Mark G. Merlo currently serves on our Board of Directors as the representative of Castle Creek Partners IV, L.P.

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position with First NBC Bank Holding Company	Position with First NBC Bank	Director Since
William M. Carrouche	72	Director	Director	2006
Leander J. Foley, III	64	Director	None	2006
John F. French	48	Director	Director	2006
Leon L. Giorgio, Jr.	64	Director	Director	2006
Shivan Govindan	40	Director	Director	2006
L. Blake Jones	66	Director	Director	2006
Louis V. Lauricella	57	Director	None	2007
Mark G. Merlo	51	Director	None	2011
Ashton J. Ryan, Jr.	65	Chairman of the Board, President & Chief Executive Officer	Chairman of the Board, President & Chief Executive Officer	2006
Dr. Charles C. Teamer	79	Director	Vice Chairman	2009
Joseph F. Toomy	64	Director	Director	2006
William J. Burnell	63	Senior Executive Vice President & Chief Credit Officer	Senior Executive Vice President & Chief Credit Officer	N/A
Marsha S. Crowle	51	Senior Executive Vice President & Chief Compliance Officer	Senior Executive Vice President & Chief Compliance Officer	N/A
George L. Jourdan	68	Executive Vice President & Chief Operations Officer	Executive Vice President, Chief Operations Officer	N/A
Mary Beth Verdigets	45	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer	N/A
William M. Roohi	47	Senior Vice President & Director of Human Resources	Senior Vice President, Director of Human Resources & Manager of Trust Operations & Administration	N/A

Board of Directors

A brief description of the background of each of our directors is set forth below. No director has any family relationship with any other executive officer or director.

William M. Carrouche. Since 1975, Mr. Carrouche has served as President of the Fire Fighters’ Pension & Relief Fund for the City of New Orleans. He also served as a Fire Deputy Chief of the New Orleans Fire Department for 36 years. Mr. Carrouche’s extensive relationships within the New Orleans business and civic community, as well as his business experience, qualify him to serve on our Board.

Leander J. Foley, III. Since 2002, Mr. Foley has served as Managing Director of Capitol Hill Partners (formerly Foley, Maldonado & O’Toole), a consulting firm that advises clients in matters before the United States Congress and the Executive Branch in various policy areas, including banking and financial services, community and economic development, asset building, rural and agricultural programs and small business development. Mr. Foley serves on the boards of directors of One United Bank, Alluvion Securities and the Cotton Exchange, LLC. Mr. Foley also served as a director of Dryades Bancshares, Inc. and Dryades Savings Bank, FSB until its acquisition by First NBC Bank in 2010. Mr. Foley is a graduate of Georgetown University, B.A., 1970. Mr. Foley’s extensive experience as a director for numerous financial services companies, including two banking organizations, one broker-dealer and one registered investment advisor, as well as his long-standing knowledge of and relationships in the New Orleans business community, qualify him to serve on our Board.

John F. French. Since 1992, Mr. French has served as President of Jos. A. Bank Clothiers of New Orleans. He operates 12 Jos. A. Bank retail clothing locations across the country. Mr. French also serves as Managing Member of Penthouse Apartment Management, LLC, and as a director and principal of Biltmore Property Group, LLC and its affiliate The Columbus Group, Inc., which develop, own and operate community-oriented shopping centers and mixed use destinations. In addition to his business activities, he serves on the Boards of Directors of the Audubon Nature Institute and the Fenner French Foundation. Mr. French is a graduate of the University of the South, B.A., 1986, and the Freeman School of Business at Tulane University, M.B.A., 1992. He is also licensed by the State of Louisiana as a real estate broker. Mr. French’s extensive commercial real estate experience, his experience overseeing the successful growth of a local retail business into a national competitor, as well as his long-standing relationships in the local business and civic community, qualify him to serve on our Board.

Leon L. Giorgio, Jr. Since 1982, Mr. Giorgio has served as Chairman, Chief Executive Officer and President of Select Properties, Ltd.; Select Properties, Ltd. Realty; and their associated companies, which were co-founded by Mr. Giorgio and specialize in commercial real estate acquisitions, development, management, rehabilitation, investments, brokerage, and design. A licensed real estate broker in the States of Louisiana and Mississippi, he heads an IREM Accredited Management Organization. He also runs and serves on the boards of several other local business organizations that are actively engaged in real estate investments, real estate design, asset management and medical management. Before organizing Select Properties, he was an officer of the Federal Reserve Bank of New Orleans. In addition to his business activities, Mr. Giorgio currently serves as a member of the Louisiana Community and Technical College System Foundation Board and the Dean’s Council of the University of Southern Mississippi College of Health and represents Jefferson Parish on the Regional Planning Commission and served a co-chair of Jefferson Parish Envision 2020, which developed and is implementing a comprehensive 20-year land use plan. Mr. Giorgio is a graduate of the University of Southern Mississippi, B.S., 1972. Mr. Giorgio’s extensive experience in real estate and finance in the New Orleans metropolitan area, as well as his long-standing relationships within the New Orleans business and civic community, qualify him to serve on our Board.

Shivan Govindan. Since 2005, Mr. Govindan has served as President of Resource Financial Institutions Group, Inc., an affiliate of Resource America, Inc. Resource America, Inc. is a specialized asset management company that focuses on the real estate, commercial finance and financial fund management sectors. Through

Resource Financial Institutions Group and its affiliates, Mr. Govindan manages approximately $4.3 billion in debt and equity investments in community banks and other financial services companies. From 2000 to 2004, he was Principal of Beehive Ventures, LLC, an early stage private equity firm that invests in companies providing products and services to the financial services industry. Prior to that, he served as Director of Corporate Development for IQ Financial Systems, Inc., a DB Ventures portfolio company that was sold to Misys. Prior to that, he served as Associate in Fixed Income Derivatives at BT Alex Brown. He also serves on the board of directors of Colorado National Bancorp. Mr. Govindan is a graduate of University of Pennsylvania, B.A., 1995. Mr. Govindan’s extensive experience with respect to capital acquisition and capital markets within the banking industry, as well as his experience overseeing the growth of early stage portfolio companies, qualify him to serve on our Board.

L. Blake Jones. Since 1974, Mr. Jones has been a partner with Scheuermann & Jones, a Louisiana-based law firm that practices throughout much of the United States. He currently serves as the firm’s managing partner. In addition, he serves on the board of directors of Helix BioMedix, Inc., a public company focused on the biomedical industry, where he is a member of the audit committee and governance committee, and the national board of directors for the not-for-profit St. Jude’s Ranch for Children, where he is a member of the audit committee. Mr. Jones is a graduate of Louisiana State University, B.A., 1968, and Tulane Law School, J.D., 1972. Mr. Jones’ extensive legal experience, his service on the boards of other companies, including his public company experience, and his relationships within the New Orleans community, qualify him to serve on our Board.

Louis V. Lauricella. Since 1988, Mr. Lauricella has served as Managing Member and Director of Development for Lauricella Land Company, L.L.C., a commercial real estate development firm, and President of Lauricella & Associates, a real estate brokerage and consulting firm, each based in New Orleans. Since joining the Lauricella Land Company, he has overseen the development of more than 1.5 million square feet of commercial space. Mr. Lauricella also serves as Vice Chairman of the New Orleans Recreation Development (NORD) Foundation and as Chairman of the Lauricella Land Company Foundation. Mr. Lauricella served as a director of First Bank & Trust (New Orleans) from 1994 to 2005. Mr. Lauricella is a graduate of Harvard College, B.A. 1978, and Tulane University, M.B.A. and J.D., 1984. Mr. Lauricella’s extensive knowledge of the New Orleans real estate market, his experience in major commercial real estate ventures involving complex financing structures, his experience as a bank director, and his active involvement in many local professional and charitable organizations, qualify him to serve on our Board.

Mark G. Merlo. Since 1996, Mr. Merlo has served as a Principal of Castle Creek Capital, LLC, an investment fund management company, and Castle Creek Financial, LLC, an investment banking firm, both headquartered in Rancho Santa Fe, California. Mr. Merlo has 17 years of experience in private equity investments and mergers and acquisitions in the financial services industry. Prior to joining Castle Creek, Mr. Merlo spent 11 years managing bank and thrift investment portfolios in excess of $1.0 billion and the treasury operations of the $4.0 billion former Farm Credit Bank of St. Louis. Mr. Merlo also serves as a director of Atlanta Bancorporation, Inc., The BANKshares, Inc. and Carlile Holdings, Inc. Mr. Merlo is a graduate of University of Missouri, Columbia, B.S., 1984. Mr. Merlo’s extensive prior experience as a director of numerous banking organizations, including his experience as a director of a publicly-traded banking organization, as well as his extensive experience with capital acquisition and management in the banking industry, qualify him to serve on our Board.

Ashton J. Ryan, Jr. Mr. Ryan has served as President, Chief Executive Officer and Chairman of the Board of First NBC Bank since inception in 2006 and First NBC Bank Holding Company since its formation in 2007. From 1998 to 2005, Mr. Ryan served as President of First Trust Corporation and Chief Executive Officer and President of First Bank & Trust (New Orleans). From 1991 to 1998, he was President of First National Bank of Commerce, the lead bank of First Commerce Corporation, until First Commerce Corporation’s acquisition by Bank One in 1998. Mr. Ryan also served as senior executive vice-president in charge of all customer contact functions at First Commerce Corporation from 1992 to 1998. From 1971 to 1981, Mr. Ryan was a staff auditor, and from 1981 to 1991 a partner, at Arthur Anderson & Co. Mr. Ryan serves on the board of directors of Stewart Enterprises, a publicly-traded company. He also serves on the boards of directors of GNO, Inc., Louisiana Cancer Research Consortium, Early Childhood and Family Learning Center, Gulf Coast Housing Partnership, Junior Achievement, Delgado Community College Foundation, UNO Foundation, East Jefferson General Hospital and the Urban League of New Orleans and is an adjunct professor at the A.B. Freeman School of Business at Tulane University. Mr. Ryan is a graduate of Tulane University, B.S., 1969 and M.B.A., 1971. Mr. Ryan’s extensive business and banking experience, as well as his long-standing business and banking relationships in the community, qualify him to serve as on our Board and as Chairman.

Dr. Charles C. Teamer. Dr. Teamer has served as Vice Chairman of First NBC Bank since 2010. He previously served as Chairman of Dryades Savings Bank, FSB, a position he held from its inception in 1993 through its acquisition by First NBC Bank in 2010. Mr. Teamer was employed for more than 30 years with Dillard University, where he served in numerous capacities, including Vice President of Fiscal Affairs. He has also served as a member of the Board of Supervisors of the University of Louisiana System, the Board of Trustees of Tulane University and the Business and Higher Education Council at the University of New Orleans. Dr. Teamer has also held leadership positions in numerous New Orleans-based civic and community organizations. He has served as the Chairman of the boards of the Urban League of Greater New Orleans, the Board of Commissioners of the Port of New Orleans, the United Way, the Metropolitan Area Committee, the Greater New Orleans Foundation and the World Trade Center. He has also served on the boards of the Entergy-New Orleans, Alton Oschner Medical Foundation, the Audubon Institute, the Audubon Zoo Commission, the Southern Education Foundation, the New Orleans Center for Creative Arts, the Common Fund, the Children’s Hospital and the Boy Scouts of America. Dr. Teamer is a graduate of Clark Atlanta University, B.S., 1954. Dr. Teamer’s broad experience in leadership positions in local business, public and civic organizations, his long-standing relationships within the New Orleans community and his extensive experience as a bank director, qualify him to serve on our Board.

Joseph F. Toomy. Since 2000, Mr. Toomy has been an independent insurance broker based in Gretna, Louisiana. He served from 1981 to 2000 in numerous capacities with Delgado Community College in New Orleans, including as Vice Chancellor of Administrative Affairs. Mr. Toomy is also the Vice Chairman of the Board of Commissioners of the Port of New Orleans and currently serves on the boards of directors of Banco Latino Holding Company, which provides financial services to the unbanked and underbanked population, and the New Orleans Catholic Charities. From 1984 to 2008, he served as the District 85 member of the Louisiana House of Representatives. Mr. Toomy is a graduate of Tulane University, B.A., 1971, and M.B.A., 1973. Mr. Toomy’s long-standing business and personal relationships in the New Orleans metropolitan area, his extensive business and governmental sector experience, and long-time involvement in local civic organizations, qualify him to serve on our Board.

Executive Officers

A brief description of the background of each of our executive officers who are not also a director is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

William J. Burnell. Mr. Burnell has served First NBC Bank as Chief Credit Officer since its inception in 2006. He has also served in the same capacity with First NBC Bank Holding Company since its inception in 2007. Mr. Burnell was President and Executive Director of Business Resource Capital Specialty Business from 2000 to 2006 and was a Practice Manager for Oracle Corporation from 1999 to 2000. Before that, he was Credit Review Manager at First National Bank of Commerce for 19 years, prior to its acquisition by Bank One in 1998. He is a graduate of the University of Alabama, B.S., 1971.

Marsha S. Crowle. Ms. Crowle has served First NBC Bank as Chief Compliance Officer since its inception in 2006. She has also served in the same capacity with First NBC Bank Holding Company since its inception in 2007. Prior to her employment with First NBC Bank, Ms. Crowle was a Senior Vice President and Chief Compliance Officer for First Bank & Trust (New Orleans) from 1996 to 2006 and served as Compliance Officer while employed by Delta Bank from 1981 to 1996.

George L. Jourdan. Mr. Jourdan has served First NBC Bank as Executive Vice President and Chief Operations Officer since its inception in 2006. He has also served in the same capacity for First NBC Bank Holding Company since its inception in 2007. Prior to his employment with First NBC Bank, he served as Project Manager at Science Applications International from 2001 to 2005 and Senior Vice President of Information Technology for First Commerce Corporation for over 30 years. Mr. Jourdan is a graduate of Louisiana State University, Baton Rouge, B.S., 1967.

William M. Roohi. Mr. Roohi has served First NBC Bank as Senior Vice President and Director of Human Resources, and as Manager of Trust Operations and Administration, since its inception in 2006. He has also served as Senior Vice President and Director of Human Resources at First NBC Bank Holding Company since its inception in 2007. Before joining First NBC Bank, Mr. Roohi had 20 years of banking experience, serving in various capacities with First Bank & Trust (New Orleans), IBERIABANK Corporation, Hibernia Corporation, Bank One Corporation and First Commerce Corporation. He is a graduate of Spring Hill College, B.S. 1987, and holds a Senior Professional of Human Resources designation.

Mary Beth Verdigets. Ms. Verdigets has served First NBC Bank and First NBC Bank Holding Company as Executive Vice President and Chief Financial Officer since 2011, after serving First NBC Bank as Chief Accounting Officer from 2006 to 2008 and Chief Asset/Liability Management Officer from 2008 to 2011. Before joining First NBC Bank, she served as Vice President and Manager of Financial Planning at First Bank and Trust from 2000 to 2006, as a financial analyst at Whitney National Bank from 1999 to 2000, and in various accounting related positions for First Commerce Corporation from 1993 to 1999. Ms. Verdigets is a graduate of Tulane University, B.S., 1989, and is a certified public accountant.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Prior to completion of the offering, our Board of Directors will adopt Corporate Governance Guidelines, which will set forth the framework within which our Board, assisted by Board committees, directs the affairs of our organization. The Guidelines will address, among other things, the composition and functions of the Board, director independence, compensation of directors, management succession and review, Board committees and selection of new directors. In addition, our Board of Directors will adopt a Code of Conduct that applies to all of our directors, officers and employees, as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer. Upon completion of the offering, our Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, will be available on our website at www.firstnbcbank.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Stock Market rules.

Director qualifications. We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our Board of Directors also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of the Board of Directors.

Director independence. Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our Board of Directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our Board of Directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, our Board of Directors has affirmatively determined that, with the exception of Chairman and Chief Executive Officer Ashton J. Ryan, Jr. and Vice Chairman Dr. Charles C. Teamer, each of our current directors is an independent director, as defined under the applicable rules. The Board determined that Messrs. Ryan, Teamer and Foley do not qualify as independent directors. Messrs. Ryan and Teamer are employees of First NBC Bank, and Messrs. Teamer and Foley own a limited partnership from which we lease our Carondelet branch office. See “Certain Relationships and Related Party Transactions.”

Leadership structure. Our Board of Directors meets quarterly, and the Board of Directors of First NBC Bank meets monthly. Our Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board, as the Board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of the Board. The Board has determined that having our Chief Executive Officer serve as Chairman of the Board is in the best interests of our shareholders at this time. This structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. The Board views this arrangement as also providing an efficient nexus between our organization and the Board, enabling the Board to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before the Board in a timely manner. Because the positions of Chairman and Chief Executive Officer are held by the same person, our Board of Directors has designated Joseph F. Toomy to serve as Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the other independent directors and has the authority to call and chair meetings of the independent directors as often as necessary.

Compensation committee interlocks and insider participation. Upon completion of the offering, none of the members of our Human Resources Committee will be or will have been an officer or employee of First NBC Bank Holding Company or First NBC Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Human Resources Committee.

Board Committees

Our Board of Directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compliance Committee, the Merger and Acquisition Committee and the Compensation and Human Resources Committee. Upon completion of the offering, our Board of Directors will also establish a Nominating and Governance Committee. Our Board of Directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee. The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, the Audit Committee:

•	annually reviews the Audit Committee charter and the committee’s performance;

•	appoints, evaluates and determines the compensation of our independent auditors;

•	reviews and approves the scope of the annual audit, the audit fee and the financial statements;

•	reviews disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information;

•	oversees investigations into complaints concerning financial matters, if any; and

•	reviews other risks that may have a significant impact on our financial statements.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Upon completion of the offering, the Audit Committee will be composed solely of members who satisfy the applicable independence and other requirements of the SEC and the Nasdaq Stock Market for Audit Committees, and at least one of its members will be an “audit committee financial expert.” Before completion of the offering, the Audit Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.firstnbcbank.com.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee is responsible for discharging the Board’s responsibilities relating to compensation of the executives and directors. Among other things, the Committee:

•	evaluates human resources and compensation strategies;

•	reviews and approves objectives relevant to executive officer compensation;

•	evaluates performance and determines the compensation of the Chief Executive Officer in accordance with those objectives;

•	approves any changes to non-equity based benefit plans involving a material financial commitment;

•	recommends to the Board of Directors compensation for directors; and

•	evaluates performance in relation to the Human Resources Committee charter.

Upon completion of the offering, the Compensation and Human Resources Committee will be composed solely of members who satisfy the applicable independence requirements of the SEC and the Nasdaq Stock Market. Before completion of the offering, the Compensation and Human Resources Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.firstnbcbank.com.

Nominating and Governance Committee. Upon completion of the offering, our Board of Directors will also establish a Nominating and Governance Committee. The Nominating and Governance Committee will be charged with:

•	identifying individuals qualified to be directors consistent with the criteria approved the Board of Directors and recommending director nominees to the full Board of Directors;

•	ensuring that the Audit and Human Resources Committees have the benefit of qualified “independent” directors;

•	overseeing management continuity planning;

•	leading the Board of Directors in its annual performance review; and

•	taking a leadership role in shaping the corporate governance of our organization.

Upon completion of the offering, the Nominating and Governance Committee will be composed solely of members who satisfy the applicable independence requirements of the SEC and the Nasdaq Stock Market. Before completion of the offering, the Nominating and Governance Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.firstnbcbank.com.

Merger and Acquisition Committee. The Merger and Acquisition Committee meets on an as-needed basis to evaluate acquisition opportunities and make recommendations to the Board of Directors on all such opportunities. The Committee has evaluated at least nine potential acquisitions since our inception. In connection with the evaluation of potential acquisitions, the Committee may conduct feasibility studies, if appropriate. The Committee also oversees the due diligence process undertaken by management in the context of potential transactions.

EXECUTIVE COMPENSATION

Our named executive officers for 2012, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Ashton J. Ryan, Jr., Chairman of the Board, President and Chief Executive Officer;

•	William J. Burnell, Senior Executive Vice President and Chief Credit Officer; and

•	Marsha S. Crowle, Senior Executive Vice President and Chief Compliance Officer.

Although we are not required to do so, we have also elected to provide information about the compensation of Mary Beth Verdigets, Executive Vice President and Chief Financial Officer since June 2011, who is our principal financial officer. We have not entered into employment agreements with any of our executive officers or employees, each of whom serves at the pleasure of our Board of Directors and is an “at will” employee.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2012 and 2011. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by First NBC Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Option Awards(3)	All Other Compensation(4)	Total
Ashton J. Ryan, Jr.	2012	$393,333	$300,000	$—	$228,156	$921,489
Chairman, President and Chief Executive Officer	2011	$347,917	$175,000	$—	$119,388	$642,304

William J. Burnell	2012	$225,000	$125,000	$38,100	$16,787	$404,887
Sr. Executive Vice President and Chief Credit Officer	2011	$193,333	$100,000	$129,900	$18,496	$441,729

Marsha S. Crowle	2012	$225,000	$125,000	$38,100	$11,148	$399,248
Sr. Executive Vice President and Chief Compliance Officer	2011	$195,200	$100,000	$129,900	$2,676	$427,777

Mary Beth Verdigets	2012	$187,500	$65,000	$25,400	$19,006	$296,906
Executive Vice President and Chief Financial Officer	2011	$147,891	$50,000	$86,100	$15,458	$299,450

(1)	A portion of Mr. Ryan’s annual salary ($100,000) is paid directly by First NBC Bank Holding Company.

(2)	Bonus reported in year earned.

(3)	The amount reported represents the grant date fair value of stock options granted during the applicable fiscal year and does not represent an amount paid to or realized by the named executive officer during the applicable fiscal year. The grant date fair value of the stock options was calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation. For additional information regarding the FASB ASC 718 valuations, please refer to the notes to the audited financial statements included elsewhere in this prospectus. Additional information regarding the awards granted is shown in the “Outstanding Equity Awards at 2011 Fiscal Year-End” table below.

(4)

As other compensation, Mr. Ryan received medical insurance premiums of approximately $9,530 in 2012 and $9,530 in 2011, dental insurance premiums of approximately $268 in 2012 and $268 in 2011, life insurance premiums of approximately $405 in 2012 and $405 in 2011, long-term disability insurance premiums of approximately $624 in 2012 and $500 in 2011, employer 401(k) contributions of approximately $10,000 in 2012 and $6,717 in 2011, employer ESOP contributions of $1,320 in 2012 and $1,968 in 2011, loan forgiveness of $200,000 in 2012 and $100,000 in 2011 and nonqualified deferred compensation of $6,009 in 2012. As other compensation, Mr. Burnell received medical insurance premiums of approximately $6,277 in 2012 and $8,868 in 2011, dental insurance premiums of approximately $128 in 2012 and $268 in 2011, life insurance premiums of approximately $326 in 2012 and $259 in 2011, long-term disability insurance premiums of approximately $503 in 2012 and $400 in 2011, employer ESOP contributions of $1,320 in

2012 and $1,968 in 2011, and employer 401(k) contributions of approximately $8,233.26 in 2012 and $6,733 in 2011. As other compensation, Ms. Crowle received life insurance premiums of approximately $326 in 2012 and $279 in 2011, long-term disability insurance premiums of approximately $503 in 2012 and $430 in 2011, employer 401(k) contributions of approximately $9,000 in 2012, and employer ESOP contributions of $1,320 in 2012 and $1,968 in 2011. As other compensation, Ms. Verdigets received medical insurance premiums of approximately $9,530 in 2012 and $9,526 in 2011, life insurance premiums of approximately $285 in 2012 and $170 in 2011, long-term disability insurance premiums of approximately $440 in 2012 and $263 in 2011, employer 401(k) contributions of approximately $7,500 in 2012 and $4,078 in 2011, and employer ESOP contributions of $1,251 in 2012 and $1,422 in 2011.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table shows the number of shares of our common stock covered by stock options held by our named executive officers and our Chief Financial Officer as of December 31, 2012. All of the awards shown in the table below were granted under the First NBC Bank Holding Company Stock Incentive Plan, as amended, or 2006 Plan. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of three years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by the named executive officers and our Chief Financial Officer during fiscal 2012.

		Option awards(1)(2)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
William J. Burnell	5/19/2006	20,000	—	$10.00	5/19/2016
	2/24/2011	10,000	20,000	$12.23	2/24/2021
	2/26/2012	—	7,500	$14.20	2/16/2022
Marsha S. Crowle	5/19/2006	20,000	—	$10.00	5/19/2016
	2/24/2011	10,000	20,000	$12.23	2/24/2021
	2/26/2012	—	7,500	$14.20	2/16/2022
Mary Beth Verdigets	5/19/2006	10,000	—	$10.00	5/19/2016
	2/24/2011	3,333	6,667	$12.23	2/24/2021
	6/22/2011	3,333	6,667	$12.70	6/22/2021
	2/26/2012	—	5,000	$14.20	2/16/2022

(1)	Since December 31, 2012, an additional 12,500 stock options issued to each of Mr. Burnell and Ms. Crowle, and an additional 4,999 stock options issued to Ms. Verdigets, have become exercisable under the terms of their respective award agreements.

(2)	Since December 31, 2012, each of Mr. Burnell and Ms. Crowle has received an additional grant of 10,000 stock options, and Ms. Verdigets has received an additional grant of 7,500 stock options. These options have an exercise price of $15.88, vest ratably in annual installments over a period of three years from the grant date beginning on the first anniversary of the grant date, and expire 10 years from the grant date.

Stock Incentive Plan

Our Board of Directors adopted the 2006 Plan, to provide additional incentives to officers, directors and employees for their contributions to our business. Since adoption, the 2006 Plan has been amended to increase the number of stock awards and incentive stock options issuable under the plan and to provide for the issuance of stock, in lieu of cash, in connection with director fees. The 2006 Plan provides for the issuance of up to 1,318,000 common shares relating to stock awards, which may be issued in the form of stock options, restricted stock and director stock awards. Of this amount, up to 718,000 shares may be issued upon the exercise of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. All stock options and restricted stock awards under the 2006 Plan are made by means of an award agreement, which contains the specific terms and conditions of the grant, which may include terms relative to vesting, rights upon death, disability or other termination of service, rights upon change in control, acceleration of benefits, transferability and amendments, among other things.

As of April 15, 2013, an aggregate of 942,617 stock options were issued and outstanding with a weighted average exercise price of $13.20 per share. In addition, we have issued a total of 25,667 shares of restricted stock under the 2006 Plan, all of which have vested, and 7,819 shares in stock grants to Mr. Ryan. Finally, a total of 22,773 shares of our common stock have been issued to directors in lieu of cash director fees. After taking into account all outstanding unexercised stock options and restricted stock, all shares of our common stock issued upon exercise of stock options, all common shares for which restrictions have lapsed, and all shares issued to directors in lieu of cash director fees, an aggregate of 319,124 common shares related to stock awards remain available for issuance under the plan.

Administration of the 2006 Plan. The 2006 Plan is administered by the Human Resources Committee of our Board of Directors, which has significant discretion with respect to the issuance of awards, establishment of award terms, modification of plan requirements and adoption of policies and practices related to the implementation of the plan.

Share authorization. As stated above, the 2006 Plan authorizes the issuance of up to 1,318,000 common shares with respect to stock awards, an aggregate of 319,124 of which remain available for issuance under the plan. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2006 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2006 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2006 Plan with respect to the award will again be available for making awards under the plan.

Stock options. Most stock options granted under the 2006 Plan vest ratably in annual installments over a period of three years from the date of grant date, beginning on the first anniversary of the grant date. The term of an option cannot exceed 10 years from the date of grant. Options that have not vested upon the termination of the optionholder’s employment with First NBC Bank expire immediately, while vested options must be exercised within 15 days after the date of termination of employment. If we experience a change in control (as defined under the 2006 Plan), unless otherwise provided in an award agreement, all outstanding stock options become immediately exercisable and all restrictions on restricted stock lapse.

Director stock awards. Our Board of Directors amended the 2006 Plan on February 16, 2012 to enable a director to elect to receive half of his or her director fees in the form of common stock, rather than solely in cash. All shares issued under the director option program are issuable at “fair market value” as defined in the plan on the date of issuance and reduce the remaining shares issuable under the 2006 Plan.

Restricted stock. The 2006 Plan authorizes the issuance of restricted stock, although our Board of Directors has made limited use of restricted stock awards. A participant who receives a restricted stock award will have all of the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that dividends with respect to the shares of restricted stock will be subject to any restrictions on transfer, forfeiture or reinvestment as the Board may prescribe in the award agreement. During the period, if any, when stock awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her award shares. Restricted stock awards represent unfunded and unsecured obligations.

401(k) Retirement Plan

We maintain a defined contribution 401(k) retirement savings plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan and income earned on those contributions are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit of $17,000 for 2012 and $17,500 for 2013. Prior to January 1, 2012, we made employer matching contributions to the plan in an amount of up to 4% of eligible employee compensation. Effective January 1, 2012, we began making a safe harbor 4% contribution to all eligible employees that participate in our 401(k) plan. Participants who are at least 50 years old are also entitled to make “catch-up” contributions, which in 2011 and 2012 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our safe harbor plan contributions. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule.

Deferred Compensation Plan

On June 30, 2012, we established a non-qualified deferred compensation plan to provide certain additional retirement benefits to our officers and key employees and those of our affiliates, including First NBC Bank. Under the plan, a participant is permitted to defer compensation, subject to certain limitations, generally until a fixed future date of his or her retirement. In our sole discretion, we may make matching contributions to participants’ accounts. Participants are fully vested in their contributions at the time of deferral, and those contributions may not be forfeited. Any contributions that we make to participant accounts under the plan may be subject to vesting and forfeiture.

Employee Stock Ownership Plan

We have established an employee stock ownership plan, or ESOP, for the benefit of eligible employees. The Human Resources Committee administers the ESOP and makes recommendations to our Board of Directors with respect to the annual discretionary contribution. Contemporaneously with the effectiveness of the ESOP, we sold 50,000 shares of common stock to the ESOP at a price of $11.00 per share, which represent the only shares held by the ESOP at this time. The purchase price was paid by the ESOP from the proceeds of a loan extended to the ESOP trust from a third party lender having a term of five years, and the common stock acquired by the ESOP was pledged as collateral against the loan. Because the ESOP is leveraged, a proportionate amount of the pledged shares is released annually by the lending bank as the loan is repaid, and those shares are released to the accounts of participants on a proportionate basis based on eligible compensation paid to each participant. All participants in the ESOP vest in the annual allocations to their respective accounts at 20% per year. We recognized compensation expense with respect to the ESOP of $169,200 and $145,000 for the years ended December 31, 2012 and 2011, respectively, and a total of 10,000 shares were released to the accounts of eligible participants in each of 2012 and 2011. The ESOP is also intended to qualify as a tax-qualified plan under the Internal Revenue Code so that contributions to the ESOP and the increase in the value of the shares held under the ESOP are not taxable to participants until withdrawn or distributed from the ESOP. Tax-qualified plans, such as the ESOP, are required to report account values on an annual basis under the Employer Retirement Income Security Act, as amended. Solely for this purpose, the ESOP trustee obtained an independent appraisal of the shares of our common stock held in the ESOP. As of December 31, 2012, the value of the shares of common stock held in the ESOP was determined to be $18.94 per share. Because there is no established public trading market for shares of our common stock, this value obtained for ESOP purposes may not reflect the actual market value of our common stock.

Compensation of Directors

We pay our directors, other than Mr. Ryan, based on the directors’ participation in Board and committee meetings held throughout the year, and First NBC Bank pays its directors in the same manner. Mr. Ryan does not receive any direct remuneration for serving as a director of First NBC Bank or us. During 2012, our directors (and those of First NBC Bank) received $1,800 per Board meeting attended and $500 per committee meeting attended. Directors who serve as committee chairs received an additional $400 per month for serving in that role.

During 2011, all payments for directors’ fees were made in cash. In February 2012, we amended our stock incentive plan to enable each director to elect to receive up to half of his or her directors’ fees in the form of common stock, rather than solely in cash.

In addition, in May 2012, we granted stock options to each our directors, as well as those of First NBC Bank. Each of our directors received a grant of 12,000 options, and each director of First NBC Bank received a grant of 8,000 options. These options vest ratably in annual installments over a period of five years from the grant date, beginning on the first anniversary of the grant date, and expire 10 years from the grant date.

The following table sets forth compensation paid, earned or awarded during 2012 to each of our directors other than Mr. Ryan, whose compensation is described in the “Summary Compensation Table” above. The table also includes compensation earned by each director that is attributable to his service as a director of First NBC Bank.

Name	Fees Earned or Paid in Cash	Total Compensation
William M. Carrouche	$38,800	$38,800
John F. French	20,200	23,807
Leander J. Foley, III	3,600	7,207
Leon L. Giorgio, Jr.	25,500	29,107
Shivan Govindan	37,400	37,400
L. Blake Jones	20,100	23,707
Louis V. Lauricella	4,500	8,107
Mark G. Merlo	9,000	9,000
Dr. Charles C. Teamer	31,800	35,407
Joseph F. Toomy	26,400	30,007

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of First NBC Bank.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of February 28, 2013, and as adjusted to reflect the completion of the offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and executive officers; and

•	all directors and named executive officers, as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o First NBC Bank Holding Company, 210 Baronne Street, New Orleans, Louisiana 70112.

The tables below calculate the percentage of beneficial ownership based on 13,063,025 shares of common stock outstanding as of April 15, 2013 and 17,229,692 shares of common stock outstanding upon completion of the offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within sixty days of April 15, 2013. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The tables below do not include the conversion of any shares of Series C preferred stock that will become convertible, and are expected to be converted in part, into common stock upon completion of the offering.

Our directors and executive officers own 3,872,039 shares of our common stock, which amount is not expected to materially change as a result of the offering.

	Prior to the Offering		After the Offering
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Name of Beneficial Owner

Greater than 5% shareholders
Castle Creek Partners IV, L.P.(1)	1,287,241	9.85%	1,287,241	7.47%
Blue Pine Partners, L.L.C.(2)	1,287,241	9.85%	1,287,241	7.47%
Wellington Management Company, LLP(3)	945,144	7.24%	945,144	5.49%
Endicott Management Company(4)	827,000	6.33%	827,000	4.80%

Directors and Executive Officers
William J. Burnell(5)	42,963	*	42,963	*
William M. Carrouche(6)	614,869	4.71%	614,869	3.57%
Marsha S. Crowle(7)	42,988	*	42,988	*
Leander J. Foley, III(8)	103,910	*	103,910	*
John F. French(9)	153,357	1.17%	153,357	*
Leon L. Giorgio, Jr.(10)	63,465	*	63,465	*
Shivan Govindan(11)	558,834	4.28%	558,834	3.24%
L. Blake Jones(12)	115,965	*	115,965	*
George Jourdan(13)	33,825	*	33,825	*
Louis V. Lauricella(14)	202,909	1.55%	202,909	1.18%
Mark G. Merlo(1)(20)	1,289,641	9.87%	1,289,641	7.48%
William M. Roohi(15)	17,847	*	17,847	*
Ashton J. Ryan, Jr. (16)	469,031	3.59%	469,031	2.72%
Dr. Charles C. Teamer(17)	46,964	*	46,964	*
Joseph F. Toomy(18)	93,465	*	93,465	*
Mary Beth Verdigets(19)	22,006	*	22,006	*
All directors and executive officers, as a group (16 persons)	3,872,039	29.11%	3,872,039	22.17%

(1)	Includes 1,278,241 shares of common stock, and 916,841 shares of Series C preferred stock, a portion of which will be convertible into common stock upon completion of the offering, held of record by Castle Creek Capital Fund IV, for which Castle Creek Partners IV, LP serves as general partner. Mark G. Merlo, principal of Castle Creek Partners IV, LP, exercises voting control of the shares. The business address for Castle Creek Partners IV, LP is 6051 El Tordo, Rancho Santa Fe, California 92067.
(2)	Represents 1,205,609 shares held of record by Blue Pine Crescent Limited Partnership and 81,632 shares held of record by Blue Pine Financial Opportunities Fund, L.P., over which Blue Pine Partners, L.L.C. serves as general partner. Hans Schroeder is managing member of Blue Pines Partners, L.L.C. The business address of Blue Pines Partners, L.L.C. is 1149 Chestnut Street, Suite 8, Menlo Park, California 94025.
(3)	Wellington Management Company, LLP (“Wellington Management”) is an investment adviser registered under the Investment Advisers Act of 1940. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) over the shares held by its client accounts. The aggregate of 945,144 shares of common stock reflected in the table above as being beneficially owned by Wellington Management includes 21,315 shares held of record by Ithan Creek Master Investment Partnership (Cayman) II, L.P., 401,123 shares held of record by Bay Pond Partners, L.P., 195,398 shares held of record by Bay Pond Investors (Bermuda) L.P., 209,540 shares held of record by Ithan Creek Master Investors (Cayman) L.P., 61,402 shares held of record by Wolf Creek Partners, L.P. and 56,366 shares held of record by Wolf Creek Investors (Bermuda) L.P. The business address for Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.
(4)	Represents 395,750 shares held of record by Endicott Opportunity Partners, L.P., a limited partnership over which W.R.D. Endicott, L.L.C. serves as general partner, and 431,250 shares held of record by Endicott Opportunity Partners II, L.P., a limited partnership over which W.R. Endicott IIP, L.L.C. serves as general partner. Endicott Management Company serves as the investment manager of Endicott Opportunity Partners, L.P. and Endicott Opportunity Partners II, L.P. Wayne Goldstein and Robert Usdan serve as the managing members of W.R.D. Endicott, L.L.C. and W.R. Endicott IIP, L.L.C., as well as the co-Presidents, sole directors and sole shareholders of Endicott Management Company. The business address for Endicott Management Company is 360 Madison Avenue, 21st Floor, New York, New York 10017.
(5)	Represents vested options to purchase 42,500 shares of common stock and 463 shares of common stock allocated to Mr. Burnell’s account in the ESOP.
(6)	Includes 610,869 shares held of record by Fire Fighters’ Pension & Relief Fund for the City of New Orleans, an entity over which Mr. Carrouche exercises control as President, and vested options to purchase 4,000 shares of common stock issued to Mr. Carrouche in his capacity as a director of First NBC Bank Holding Company and First NBC Bank.
(7)	Represents vested options to purchase 42,500 shares of common stock and 488 shares of common stock allocated to Ms. Crowle’s account in the ESOP.
(8)	Includes vested warrants to purchase 23,602 shares of common stock and vested options purchase 2,400 shares of common stock.
(9)	Includes 68,696 shares held of record by Penthouse Apartment Management, LLC and 58,696 shares held of record by The Columbus Group, Inc., entities over which Mr. French exercises control, vested warrants to purchase 10,000 shares of common stock, and vested options to purchase 4,000 shares of common stock.
(10)	Includes 22,500 shares held of record by Select Properties, Ltd., 10,000 shares of record by J.K. Lee, Inc. and 15,000 shares held of record by 2121 Limited Partnership, over all of which Mr. Giorgio has beneficial ownership, and vested options to purchase 4,000 shares of common stock.
(11)	Includes 231,196 shares held of record by Compass Island Partners A, L.P., 22,414 shares held of record by Cradle Cove Partners II, L.P., 177,536 shares held of record by Compass Island Partners, L.P., and 123,688 shares held of record by Cradle Cove Partners, L.P. Mr. Govindan is President of Resource Financial Institutions Group, Inc., which is the general partner of Compass Island Partners A, L.P., Cradle Cove Partners II, L.P., Compass Islands Partners, L.P. and Cradle Cove Partners, L.P. Resource Financial Institutions Group is a wholly-owned subsidiary of Resource Financial Fund Management, Inc., which is a wholly-owned subsidiary of Resource America, Inc., a publicly-held corporation. As a result, Resource America, Resource Fund Financial Management, Resource Financial Institutions Group and Shivan Govindan, who has the power to vote and dispose of the shares held by the limited partnerships listed above, may be deemed the beneficial owners of the shares. Resource America, Resource Fund Financial Management, Resource Financial Institutions Group and Shivan Govindan disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein. Also includes vested options to purchase 4,000 shares of common stock issued to Mr. Govindan in his capacity as a director of First NBC Bank Holding Company and First NBC Bank.
(12)	Includes vested warrants to purchase 10,000 shares of common stock and vested options to purchase 4,000 shares of common stock.
(13)	Includes vested options to purchase 28,333 shares of common stock and 492 shares of common stock allocated to Mr. Jourdan’s account in the ESOP.
(14)	Includes 200,000 shares held of record by Elmwood Banking Investment, L.L.C., a wholly-owned subsidiary of Lauricella Land Company, L.L.C., an entity for which Mr. Lauricella serves as managing member, and vested options to purchase 2,400 shares of common stock issued to Mr. Lauricella in his capacity as a director of First NBC Bank Holding Company.
(15)	Includes vested options to purchase 17,500 shares of common stock and 347 shares of common stock allocated to Mr. Roohi’s account in the ESOP.
(16)	Includes 424 shares of common stock allocated to Mr. Ryan’s account in the ESOP and 435,000 shares pledged as collateral to secure outstanding debt obligations.
(17)	Includes vested warrants to purchase 12,918 shares of common stock and vested options to purchase 4,000 shares of common stock.
(18)	Includes vested options to purchase 4,000 shares of common stock.
(19)	Represents vested options to purchase 16,667 shares of common stock and 225 shares of common stock allocated to Ms. Verdiget’s account in the ESOP.
(20)	Includes vested options to purchase 2,400 shares of common stock issued to Mr. Merlo in his capacity as a director of First NBC Bank Holding Company.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated articles of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our articles of incorporation authorize us to issue a total of 100,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share, of which 1,680,219 shares have been designated as Series C preferred stock, and 37,935 shares have been designated as Series D preferred stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of April 15, 2013, 13,063,025 shares of our common stock were issued and outstanding and held by approximately 270 shareholders of record. We have reserved an additional 916,841 shares for issuance upon the conversion of our Series C preferred stock and 249,559 shares for issuance upon exercise of outstanding stock warrants. We have also reserved 1,318,000 shares for issuance in connection with stock awards granted under our stock incentive plan, 998,876 of which awards have been issued as of the date of the prospectus.

Voting. Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Accordingly, holders of 50% or more of the shares voting will be able to elect all of the directors.

Dividends and other distributions. Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred securities that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our Board of Directors. Upon any voluntary or involuntarily liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock.

Preemptive rights. Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Preferred Stock

Our articles of incorporation permit us to issue one or more series of preferred stock and authorize our Board of Directors to designate the preferences, limitations and relative rights of any such series of preferred stock. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our Board of Directors. While the terms of preferred stock may vary from series to series, common shareholders should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

At this time, two series of preferred stock are authorized, issued and outstanding. We issued 1,680,219 shares of Series C preferred stock in connection with a private sale of our capital stock to an investor. Of this amount, 763,378 shares have been converted into shares of our common stock, and the remaining 916,841 shares are outstanding. We issued 37,935 shares of our Series D preferred stock in connection with our participation in the Treasury’s Small Business Lending Fund program, all of which are outstanding. Our Series A and Series B preferred shares, which were issued to the United States Treasury in connection with our participation in its Capital Purchase Program, have been redeemed and the series have been cancelled.

Series C preferred. The Series C preferred stock is perpetual, although it is subject to mandatory conversion as described below. The Series C preferred stock generally ranks on par with our common stock. Accordingly, holders of Series C preferred stock are entitled to dividends and liquidating distributions only to the extent and in the same per share amounts as our common shareholders. Series C preferred stock is non-voting, except as otherwise required by law, and is not subject to redemption.

Series C preferred stock is subject to conversion into common stock, on a one-for-one basis (subject to adjustment in certain events, including combinations or divisions of common stock) by the holder, and upon request by us, at any time provided that, upon conversion, the holder together with its affiliates will not own or control in the aggregate more than 9.9% of our issued and outstanding shares. In addition, each share of Series C preferred stock will automatically convert into one share of common stock (subject to adjustment in certain events, including combinations or divisions of common stock) upon a transfer to a non-affiliated party in a “permissible transfer,” which consists of (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive more than two percent (2%) of any class of our voting securities or (iii) a transfer to a transferee that would control more than fifty percent (50%) of our voting securities without any transfer from the holder of Series C preferred stock.

We expect that a portion of the issued and outstanding Series C preferred stock will be converted into common stock immediately following the completion of this offering because the issuance of common stock in this offering will reduce the aggregate ownership of common stock by the holder of the Series C preferred stock, upon conversion of those shares, to less than 9.9% of our issued and outstanding common shares.

Series D preferred. The Small Business Lending Fund program was created by the U.S. Treasury to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers. Because we were already active in lending to small businesses in our market area, the program represented an opportunity to access low cost capital that was non-dilutive to our shareholders. In connection with our participation in the program, we created and issued to the Treasury 37,935 shares of our Series D preferred stock in August 2011.

The Series D preferred stock pays noncumulative quarterly distributions to Treasury. The dividend rate on the Series D preferred stock is subject to adjustment over the second through tenth dividend periods and could be as high as 5% per annum if our “qualified small business lending” decreases below certain levels or we fail to comply with certain other terms of our Series D preferred stock. From the eleventh dividend period through 4.5 years from our issuance of the Series D preferred stock, the annual dividend rate will be fixed at a rate between 1% and 7%, based on the level of our “qualified small business lending” at the end of the ninth dividend period. In addition, if our “qualified small business lending” at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a lending incentive fee of 2% per annum, payable quarterly, calculated on the liquidation value of our Series D preferred stock, beginning with the dividend payment dates on or after April 1, 2014 and ending April 1, 2016. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series D preferred stock, regardless of the previous rate, until all of the preferred shares are redeemed. As a result of the level of our “qualified small business lending,” our dividend rate for each quarterly dividend period since issuance, except the initial dividend period, has been 1% per annum.

Our Series D preferred stock is subject to redemption at our option, subject to the prior approval of the Federal Reserve.

Stock Warrants

Organizer warrants. Before First NBC Bank opened for business, its organizers advanced cash to fund organizational and other pre-operating expenses, as well as the acquisition costs of certain assets that have been capitalized. By funding these pre-opening activities, First NBC Bank’s organizers placed funds “at risk” in connection with its organization and bore the risk of loss with respect to those direct cash advances in the event that First NBC Bank did not open. Accordingly, in recognition of the substantial financial risks undertaken by its organizers, First NBC Bank granted warrants to purchase shares of its common stock to each organizer in an amount equal to one warrant for each $10.00 advanced, or 162,500 warrants in the aggregate. In connection with our organization as a bank holding company for First NBC Bank, we exchanged holding company warrants for the original First NBC Bank warrants on a one-for-one basis. All organizer warrants are exercisable at a price of $10.00 per share, the initial offering price for shares of First NBC Bank, and may be exercised prior to May 19, 2016.

Dryades warrants. We also issued, in the aggregate, 87,059 stock warrants to shareholders of Dryades Bancorp, Inc. in April 2008 in connection with our acquisition of that entity. The warrants issued in the Dryades acquisition are exercisable at a price of $19.50 per share and may be exercised at any time within 10 years from the date of issuance. To protect the value of the warrants, warrant holders are entitled to certain adjustments in the event of a recapitalization, stock dividend, stock split, combination of shares or other change in the number of outstanding shares of our common stock, or if we merge, consolidate or otherwise reorganize with or into any other corporation.

Selected Provisions of our Articles of Incorporation and Bylaws

Protective provisions. Certain provisions of our articles of incorporation and bylaws highlighted below may have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. Among other things, our articles of incorporation and bylaws:

•

enable our Board of Directors to issue “blank check” preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the Board;

•	require an 80% vote of our shareholders to repeal the sections of our articles of incorporation addressing limitation of liability and indemnification of our officers and directors;

•

enable our Board of Directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our Board of Directors to amend our bylaws without shareholder approval;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

require the written request of the holders of not less than two-thirds of the holders of all issued and outstanding stock entitled to vote at a meeting (as validated by the Board of Directors) to call a special shareholders’ meeting; and

•

establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors.

In addition, the corporate laws and regulations applicable to us enable our Board of Directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. The ability of our Board of Directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our Board to sell shares to individuals or groups who the Board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our Board of Directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Although our bylaws do not give our Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

Furthermore, the Louisiana Business Corporation Law requires that a merger in which we are not the surviving party be approved by two-thirds of our shareholders. However, we are not subject to the heightened shareholder approval requirements contained in Sections 132 through 134 of the Louisiana Business Corporation Law, which require approval of 80% of our shareholders for certain business combinations unless a statutory “fair price” standard is met, or the voting limitations contained in Sections 135 through 140.2 of the Louisiana Business Corporation Law, which limit the voting power of a shareholder that acquires voting shares above certain specified thresholds.

Indemnification. Our articles of incorporation provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our respective directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our articles of incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Shareholder action upon written consent. Our articles of incorporation provide that any action required or permitted by law to be taken at a meeting of our shareholders may be taken without a meeting, without prior notice, and without a vote, if a written consent setting forth the action taken is signed by the holders of shares representing not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

Listing and Trading

Our common stock, Series C preferred stock and Series D preferred stock currently are not listed on any securities exchange. We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “NBCB.”

Transfer Agent and Registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have 17,229,692 shares of common stock issued and outstanding (17,854,692 shares if the underwriters exercise in full their purchase option). The number of issued and outstanding common shares will increase to 17,694,174 upon the conversion of our Series C preferred stock (18,319,174 shares if the underwriters exercise in full their purchase option), which will become convertible and is expected to be converted in part, upon completion of the offering. In addition, 943,667 shares of our common stock are issuable upon the exercise of outstanding stock options, 162,500 shares are issuable upon the exercise of warrants issued to the organizers of First NBC Bank, and 87,059 shares are issuable upon the exercise of warrants issued to the shareholders of Dryades Bancorp, Inc. In addition, 435,000 shares that are owned by Mr. Ryan, our Chief Executive Officer, are pledged as collateral to secure outstanding debt obligations and may be sold by the pledgees under certain circumstances.

Of these shares, the 4,166,667 shares sold in this offering (or 4,791,667 shares, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining 13,063,025 outstanding shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

Our executive officers and directors and certain other shareholders, who will own in the aggregate approximately 5,384,542 shares of our common stock after the offering and the partial conversion of Series C preferred stock, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. This includes the 435,000 shares that are owned by Mr. Ryan and pledged as collateral to secure outstanding debt obligations. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting – Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon completion of the offering, we expect that approximately 22.17% of our outstanding common stock (21.40% of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately 172,296 common shares immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Stock Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our stock incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2010, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Castle Creek Capital Fund IV Investment

In connection with our most recent private placement offering, which commenced on June 29, 2011, we sold 523,863 shares of our common stock and 1,680,219 shares of our Series C preferred stock at a price of $12.25 per share to Castle Creek Capital Fund IV. For additional information on the terms of the Series C preferred stock, see “Description of Capital Stock – Preferred Stock.” Subsequent to issuance, Castle Creek Capital Fund IV converted 763,378 shares of Series C preferred stock into an equal number of shares of common stock.

In connection with the investment, we entered into an agreement with Castle Creek Partners IV, L.P., the general partner of Castle Creek Capital Fund IV, that permits it to appoint one representative to our Board of Directors, and one nonvoting observer to the Board of Directors of First NBC Bank, for so long as Castle Creek Partners IV, L.P. and its affiliates own at least 81,632 shares of our common stock. Mr. Merlo was appointed to the Board of Directors in August 2011 as the representative of Castle Creek Partners IV, L.P.

In connection with the investment, we also made certain representations and warranties and covenants regarding First NBC Bank and us and agreed to provide limited indemnification rights to Castle Creek Partners IV, L.P. in connection with the representations and warranties. In addition, we agreed to provide Castle Creek Partners IV, L.P. with certain limited management rights to enable it to qualify as a Venture Capital Operating Company as a result of its investment. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Blue Pine Partners Investment

In connection with our most recent private placement offering, which commenced on June 29, 2011, we sold 1,205,609 shares of our common stock to Blue Pine Crescent Limited Partnership, and 81,632 shares of our common stock to Blue Pine Financial Opportunities Fund, L.P., at a price of $12.25 per share. Blue Pine Partners, L.L.C. serves as the general partner of each of Blue Pine Crescent Limited Partnership and Blue Pine Financial Opportunities Fund, L.P.

In connection with the investment, we entered into an agreement with Blue Pine Crescent Limited Partnership that provided it with certain additional rights, including the ability to appoint one nonvoting observer to our Board of Directors, for so long as Blue Pine Crescent Limited Partnership owns at least two percent of our outstanding stock. We also agreed not to take any action that would cause the aggregate ownership of Blue Pine Crescent Limited Partnership and its affiliates to exceed 10% of any class of voting securities. In addition, we granted certain non-dilution rights to Blue Pine Crescent Limited Partnership. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Commercial Lease Relationships

First NBC Bank leases a building that houses the Carondelet branch office from a partnership that is owned by directors Leander J. Foley, III and Dr. Charles C. Teamer. The lease commenced in October 2004 for a term of five years and contained multiple five-year extensions at the bank’s option. The bank exercised its first extension in October 2009. We believe that the rental payments due under the lease were based on market rates and are commensurate with rental arrangements that would be obtained in arm’s-length negotiations with an unaffiliated third party. We paid annual rent of approximately $184,120 for each of the years ended December 31, 2012, 2011 and 2010. We have agreed to pay annual rent of approximately $184,120 for each of the year ended December 31, 2013, and if we extend the lease for an additional five-year period in accordance with its terms, we would pay approximately $184,120 in rent for the year ended December 31, 2014.

First NBC Bank leases a parcel of land that will serve as the site of a future bank branch from Fire Fighters’ Pension & Relief Fund for the City of New Orleans, our shareholder. Director William Carrouche serves as President of the fund. The lease commenced April 1, 2012 for a term of twenty years and allows multiple five-year extensions at the bank’s option. We believe that the rental payments due under the lease were based on market rates and are commensurate with rental arrangements that would be obtained in arm’s-length negotiations with an unaffiliated third party. We paid approximately $44,000 in rent in 2012, and the terms of the lease provide for minimum lease payments totaling $80,040 for each of the 2013 and 2014 calendar years.

Private Placement Offerings

We have engaged in several private offerings of our common stock since January 1, 2009, in which certain of our executive officers, directors and principal shareholders participated. In addition to the shares purchased by Castle Creek Fund IV and the entities affiliated with Blue Pines Partners, L.L.C., which are separately described above, entities affiliated with Wellington Management Company, LLP purchased 945,144 shares of common stock at a price of $11.50 per share on October 1, 2010. Furthermore, the following directors purchased at least $120,000 in common stock during any calendar year since January 1, 2010:

•

The Fire Fighters’ Pension & Relief Fund for the City of New Orleans, an entity over which director Frank Carrouche exercises control, purchased 260,869 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•

Penthouse Apartment Managers, LLC and The Columbus Group, Inc., entities over which director John F. French exercises control, purchased an aggregate of 17,392 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director L. Blake Jones purchased 20,000 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director Leander J. Foley, III purchased 26,245 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director Joseph Toomy purchased 29,000 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, First NBC Bank or us in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions by First NBC Bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by First NBC Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by First NBC Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of the offering, our Board of Directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Select Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of First NBC Bank Holding Company include directors (including nominees for election as directors), executive officers, 5% shareholders and the immediate family members of these persons. Our Chief Compliance Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Human Resources Committee for approval. In determining whether to approve a related party transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Party Transactions Policy will be available on our website at www.firstnbcbank.com, as an annex to our Corporate Governance Guidelines.

SUPERVISION AND REGULATION

General

Banking is highly regulated under federal and state law. We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and are subject to supervision, regulation and examination by the Federal Reserve. First NBC Bank is a commercial bank chartered under the laws of the State of Louisiana that is not a member of the Federal Reserve System and is subject to supervision, regulation and examination by the Louisiana Office of Financial Institutions, or OFI, and the FDIC. This system of supervision and regulation establishes a comprehensive framework for our operations and, consequently, can have a material impact on our growth and earnings performance.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s deposit insurance funds, bank depositors and the public, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.

The following is a summary of certain relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was enacted. The Dodd-Frank Act aims to restore responsibility and accountability to the financial system by significantly altering the regulation of financial institutions and the financial services industry. Full implementation of the Dodd-Frank Act will require many new rules to be issued by federal regulatory agencies over the next several years, which will profoundly affect how financial institutions will be regulated in the future. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

The Dodd-Frank Act, among other things:

•

establishes the Consumer Financial Protection Bureau, an independent organization within the Federal Reserve with centralized responsibility for promulgating and enforcing federal consumer protection laws applicable to all entities offering consumer financial products or services;

•	establishes the Financial Stability Oversight Council, tasked with the authority to identify and monitor institutions and systems that pose a systemic risk to the financial system;

•

changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the institution’s average total consolidated assets less tangible equity;

•	increases the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35%;

•	permanently increases the deposit insurance coverage amount from $100,000 to $250,000;

•

requires the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;

•

requires bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed;”

•	directs the Federal Reserve to establish interchange fees for debit cards under a restrictive “reasonable and proportional cost” per transaction standard;

•	limits the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading;

•	increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•

restricts the preemption of select state laws by federal banking law applicable to national banks and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption;

•	authorizes national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

•	repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing the activities in which we choose to engage. The environment in which banking organizations will operate after the financial crisis, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen. The specific impact on our current activities or new financial activities we may consider in the future, our financial performance and the market in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Regulatory Capital Requirements

Capital adequacy. The Federal Reserve Board monitors the capital adequacy of our holding company, on a consolidated basis, and the FDIC and the OFI monitor the capital adequacy of First NBC Bank. The regulatory agencies use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy and consider these capital levels when taking action on various types of applications and when conducting supervisory activities related to safety and soundness. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among financial institutions and their holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. Regulatory capital, in turn, is classified in one of two tiers. “Tier 1” capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, most intangible assets and certain other assets. “Tier 2” capital includes, among other things, qualifying subordinated debt and allowances for loan and lease losses, subject to limitations. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

FDIC and Federal Reserve regulations currently require banks and bank holding companies generally to maintain three minimum capital standards: (1) a tier 1 capital to adjusted total assets ratio, or “leverage capital ratio,” of at least 4%, (2) a tier 1 capital to risk-weighted assets ratio, or “tier 1 risk-based capital ratio,” of at least 4% and (3) a total risk-based capital (tier 1 plus tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8%. In addition, the prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting our market. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Failure to meet capital guidelines could subject us to a variety of enforcement remedies, including issuance of a capital directive, a prohibition on accepting brokered deposits, other restrictions on our business and the termination of deposit insurance by the FDIC.

The Dodd-Frank Act directs federal banking agencies to establish minimum leverage capital requirements and minimum risk-based capital requirements for depository institution holding companies and nonbank financial companies supervised by the Federal Reserve Board that are not less than the “generally applicable leverage and risk-based capital requirements” applicable to insured depository institutions, in effect applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. The federal banking agencies have proposed changes to existing capital guidelines, as described below under “— Basel III.” We cannot be certain what impact any changes to existing capital guidelines will ultimately have on First NBC Bank or us.

Prompt corrective action regulations. Under the prompt corrective action regulations, the FDIC is required and authorized to take supervisory actions against undercapitalized financial institutions. For this purpose, a bank is placed in one of the following five categories based on its capital: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the prompt corrective action regulations, as currently in effect, to be well capitalized, a bank must have a leverage capital ratio of at least 5%, a tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of at least 10% and must not be subject to any order or written agreement or directive by a federal banking agency to meet and maintain a specific capital level for any capital measure. As discussed below under “— Basel III,” the federal banking agencies have proposed changes to the capital thresholds applicable to each of the five categories under the prompt corrective action regulations.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Furthermore, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an “undercapitalized” subsidiary’s assets at the time it became “undercapitalized” or the amount required to meet regulatory capital requirements.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank. As of December 31, 2012, First NBC Bank met the requirements to be well capitalized based on the aforementioned ratios for purposes of the prompt corrective action regulations, as currently in effect.

Basel III. The current risk-based capital guidelines that apply to First NBC Bank and us are based on the 1988 capital accord, referred to as Basel I, of the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2004, the Basel Committee published a new capital accord, Basel II. Basel II modifies risk weightings in an attempt to make capital requirements more risk sensitive and provides two approaches for setting capital standards for credit risk – an “advanced,” internal ratings-based approach tailored to individual institutions’ circumstances and a “standardized” approach that bases risk weightings on external credit assessments to a much greater extent than permitted under existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures. In 2007, the federal banking agencies adopted final rules implementing the advanced approaches of Basel II for “core” bank holding companies and banks having $250 billion or more in total consolidated assets or $10 billion or more of foreign exposures. These rules did not apply to First NBC Bank or us.

In December 2010, the Basel Committee released a final framework for a strengthened set of capital requirements, known as Basel III. In June 2012, the federal banking agencies announced two proposed rulemakings relevant to us: a rule to implement the Basel III requirements and a rule to implement the “standardized” approach of Basel II for non-core banks and bank holding companies, such as First NBC Bank and us. The proposed regulatory capital standards were subject to public comment through October 22, 2012.

The capital framework under the Basel III proposal would replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies. Although the Basel III proposals were expected to begin phasing in on January 1, 2013, the federal banking agencies have delayed the implementation of the Basel III proposals to enable the agencies to consider the volume of comments received with respect to the proposals.

Among other things, the proposed Basel III rules, if adopted as proposed, would impact regulatory capital ratios of banking organizations in the following manner, when fully phased in:

•	Create a new requirement to maintain a ratio of common equity tier 1 capital to total risk-weighted assets of not less than 4.5%;

•	Increase the minimum leverage capital ratio to 4.0% for all banking organizations (currently 3% for certain banking organizations);

•	Increase the minimum tier 1 risk-based capital ratio from 4.0% to 6.0%; and

•	Maintain the minimum total risk-based capital ratio at 8.0%.

In addition, the proposed rules would subject a banking organization to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization did not maintain a capital conservation buffer of common equity tier 1 capital in an amount greater than 2.5% of its total risk-weighted assets. The effect of the capital conservation buffer will be to increase the minimum common equity tier 1 capital ratio to 7.0%, the minimum tier 1 risk-based capital ratio to 8.5% and the minimum total risk-based capital ratio to 10.5%, for banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments to executive officers.

At the beginning of the Basel III phase-in period, banks and bank holding companies will be required to maintain a ratio of common equity tier 1 capital to risk-weighted assets of 3.5%, a ratio of tier 1 capital to risk-weighted assets of 4.5%, and a ratio of total capital to risk-weighted assets of 8.0%.

The proposed rules would also change the capital categories for insured depository institutions for purposes of prompt corrective action. Under the proposed rules, to be well capitalized, an insured depository institution would be required to maintain a minimum common equity tier 1 capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, and a leverage capital ratio of at least 5.0%. In addition, the Basel III proposal would establish more conservative standards for including an instrument in regulatory capital and impose certain deductions from and adjustments to the measure of common equity tier 1 capital.

The other proposal, the Basel II standardized approach, would revise the method for calculating risk-weighted assets to enhance risk sensitivity, particularly with respect to equity exposures to investment funds (including mutual funds), foreign exposures, and residential real estate assets. It would also establish alternatives to credit ratings for calculating risk-weighted assets consistent with section 939A of the Dodd-Frank Act.

We are currently reviewing the ultimate impact of the proposed capital standards on First NBC Bank and us. However, if the June 2012 capital proposals are adopted by the federal banking agencies, we expect that we and First NBC Bank will meet all minimum capital requirements when effective and, assuming the completion of this offering, that we and First NBC Bank would also meet all capital requirements as if fully phased in. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process.

The final Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. The federal banking agencies have not yet proposed rules implementing the Basel III liquidity framework, nor have they announced if the framework will apply to non-core banks and bank holding companies.

Acquisitions by Bank Holding Companies

We must obtain the prior approval of the Federal Reserve before (1) acquiring more than five percent of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company, or (3) merging or consolidating with any other bank holding company. The Federal Reserve may determine not to approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the community to be served, and the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities. In addition, a failure to implement and maintain adequate compliance programs could cause the Federal Reserve or other banking regulators not to approve an acquisition when regulatory approval is required or to prohibit an acquisition even if approval is not required.

Scope of Permissible Bank Holding Company Activities

In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto.

A bank holding company may elect to be treated as a financial holding company if it and its depository institution subsidiaries are “well capitalized” and “well managed.” A financial holding company may engage in a range of activities that are (1) financial in nature or incidental to such financial activity or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. We currently have no plans to make a financial holding company election.

The Bank Holding Company Act does not place territorial limitations on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength Doctrine for Bank Holding Companies

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, First NBC Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to First NBC Bank are subordinate in right of payment to deposits and to certain other indebtedness of First NBC Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of First NBC Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Dividends

As a bank holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless: (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries; and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act imposes, and Basel III, if adopted in the form proposed, would result in, additional restrictions on the ability of banking institutions to pay dividends. In addition, in the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Substantially all of our income, and the principal source of our liquidity, are dividends from First NBC Bank. The ability of First NBC Bank to pay dividends to us is also restricted by federal and state laws, regulations and policies. In general, under Louisiana law, First NBC Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed First NBC Bank’s net profits earned during the current year combined with its retained net profits of the immediately preceding year. The bank is required to obtain the approval of the OFI for any amount in excess of this threshold.

In addition, under federal law, First NBC Bank may not pay any dividend to us if the bank is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by requiring the bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the FDIC, First NBC Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, the bank to cease such practice. The FDIC has indicated

that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III proposals described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving the near future.

Restrictions on Transactions with Affiliates and Loans to Insiders

Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Section 23A and 23B of the Federal Reserve Act, and Federal Reserve Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates, and generally require those transactions to be on terms at least as favorable to the bank as transactions with non-affiliates. The Dodd-Frank Act significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital.

FDIC Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the deposit insurance assessment for institutions with less than $10 billion in assets is based on its risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. Deposit insurance assessments fund the Deposit Insurance Fund, which is currently under-funded. The FDIC recently raised assessment rates to increase funding for the Deposit Insurance Fund.

The Dodd-Frank Act changes the way that deposit insurance premiums are calculated. The assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act also increases the minimum designated reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of the estimated amount of total insured deposits, eliminating the upper limit for the reserve ratio designated by the FDIC each year, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

Continued action by the FDIC to replenish the Deposit Insurance Fund, as well as the changes contained in the Dodd-Frank Act, may result in higher assessment rates, which could reduce our profitability or otherwise negatively impact our operations.

Branching and Interstate Banking

Under Louisiana law, First NBC Bank is permitted to establish additional branch offices within Louisiana, subject to the approval of the OFI. As a result of the Dodd-Frank Act, the bank may also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. The bank currently does not have any branches outside the State of Louisiana. First NBC Bank may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Community Reinvestment Act

First NBC Bank has a responsibility under the Community Reinvestment Act and related FDIC regulations to help meet the credit needs of its communities, including low- and moderate-income borrowers. In connection with its examination of First NBC Bank, the FDIC is required to assess the bank’s record of compliance with the Community Reinvestment Act. The bank’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its or the company’s activities, including additional financial activities if we elect to be treated as a financial holding company. First NBC Bank has received an “outstanding” Community Reinvestment Act rating on each Community Reinvestment Act examination since inception. The Community Reinvestment Act requires all FDIC-insured institutions to publicly disclose their rating.

Financial Privacy

The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.

The Office of Foreign Assets Control, or OFAC, is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if the bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Safety and Soundness Standards

Federal bank regulatory agencies have adopted guidelines that establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Additionally, the agencies have adopted regulations that provide the authority to order an institution that has been given notice by an agency that it is not satisfying any of these safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of the Federal Deposit Insurance Act. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Bank holding companies are also not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of laws or regulations.

Consumer Laws and Regulations

First NBC Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the bank. These laws include, among others, laws regarding unfair and deceptive acts and practices, usury laws, and other federal consumer protection statutes. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created a new independent Consumer Finance Protection Bureau that has broad authority to regulate and supervise retail financial services activities of banks and various non-bank providers. The Bureau has authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as First NBC Bank, will continue to be examined for consumer compliance by their primary bank regulator.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of these policies on our future business and earnings.

All of these laws and regulations add significantly to the cost of our operations and thus have a negative impact on our profitability. We also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as we are. Those institutions, because they are not so highly regulated, have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation and policies, and the effects of that legislation and those policies, may have a significant influence on our business, activities and growth and the overall growth and distribution of loans, investments and deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•

A valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-United States person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Legislation Relating to Foreign Accounts

Under recently enacted legislation, certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-United States persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders will be subject to withholding at a rate of 30%. These payments would include dividends and the gross proceeds from the sale or other disposition of our shares. However, under current Treasury regulations, withholding would only apply to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our shares made on or after January 1, 2017.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through several underwriters for whom Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P. are acting as representatives. We have entered into an underwriting agreement dated    , 2013, with Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Keefe, Bruyette & Woods, Inc.	1,562,500
Sandler O’Neill & Partners, L.P.	1,562,500
Sterne, Agee & Leach, Inc.	625,001
FIG Partners, LLC	208,333
Monroe Financial Partners, Inc.	208,333

Total	4,166,667

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $     per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price (assuming the midpoint of the offering price range on the cover page of this prospectus), underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase an additional 625,000 shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$24.00	$100,000,008	$115,000,008
Underwriting discount	$1.44	$6,000,000	$6,900,000
Proceeds to us, before expenses	$22.56	$94,000,008	$108,100,008

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including marketing, syndication and travel expenses, and will pay the fees and expenses of the underwriters in connection with the directed share program and the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering or the directed share program, in each case regardless of whether this offering is consummated. These reimbursements and payments are estimated to be approximately $1.025 million. In addition to these amounts and the underwriting discount, we estimate the expenses of this offering to be approximately $1.5 million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 625,000 additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements

Our executive officers and directors, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or

•

enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

This includes the 435,000 shares that are owned by Mr. Ryan and pledged as collateral to secure outstanding debt obligations. These restrictions will be in effect for a period of 180 days after the date of the Underwriting Agreement. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Pricing of the Offering

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price will be negotiated between the representatives of the underwriters and us. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “NBCB.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 208,333 shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an Internet website at www.firstnbcbank.com. Information on, or accessible through, our website is not part of this prospectus.

First NBC Bank Holding Company

Consolidated Financial Statements

Years Ended December 31, 2012, 2011, and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors

First NBC Bank Holding Company

We have audited the accompanying consolidated balance sheets of First NBC Bank Holding Company (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First NBC Bank Holding Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 29, 2013

First NBC Bank Holding Company

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	December 31
	2012	2011
Assets
Cash and due from banks	$26,471	$32,489
Short-term investments	9,541	34,882
Investment securities available for sale, at fair value	486,399	326,489
Mortgage loans held for sale	25,860	5,774
Loans, net of allowance for loan losses of $26,977 and $18,122, respectively	1,895,240	1,633,214
Bank premises and equipment, net	47,067	31,635
Accrued interest receivable	8,728	7,382
Goodwill and other intangible assets	8,682	8,980
Investment in real estate properties	6,935	6,684
Investment in tax credit entities	67,393	67,202
Cash surrender value of bank-owned life insurance	25,506	24,756
Other real estate	8,632	7,991
Deferred tax asset	16,589	6,523
Receivables from sales of investments	16,909	–
Other assets	20,915	22,455

Total assets	$2,670,867	$2,216,456

Liabilities and equity
Deposits:
Noninterest-bearing	$239,538	$221,423
Interest-bearing	2,028,990	1,680,587

Total deposits	2,268,528	1,902,010

Short-term borrowings	21,800	–
Repurchase agreements	36,287	17,976
Long-term borrowings	75,220	56,845
Accrued interest payable	5,557	4,832
Derivative instruments	6,854	–
Other liabilities	8,519	11,277

Total liabilities	2,422,765	1,992,940

Shareholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized
Preferred stock Series A – no par value; 17,836 shares authorized; no shares issued or outstanding at December 31, 2012 and 2011	–	–
Preferred stock Series B – no par value; 892 shares authorized; no shares issued or outstanding at December 31, 2012 and 2011	–	–
Convertible preferred stock Series C – no par value; 1,680,219 shares authorized; 916,841 shares issued and outstanding at December 31, 2012; 1,680,219 shares issued and outstanding at December 31, 2011	11,231	20,582
Preferred stock Series D – no par value; 37,935 shares authorized, issued, and outstanding at December 31, 2012 and 2011	37,935	37,935
Common stock – par value $1 per share; 20,000,000 shares authorized; 13,052,583 and 12,153,108 shares issued and outstanding at December 31, 2012 and 2011, respectively	13,052	12,153
Additional paid-in capital	128,984	118,010
Accumulated earnings	59,825	31,395
Accumulated other comprehensive (loss) income	(2,926)	1,795

Total shareholders’ equity	248,101	221,870
Noncontrolling interest	1	1,646

Total equity	248,102	223,516

Total liabilities and equity	$2,670,867	$2,216,456

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Income

	Year Ended December 31
	2012	2011	2010
	(In Thousands Except Per Share Data)
Interest income:
Loans, including fees	$97,754	$74,770	$56,962
Investment securities	8,559	4,076	3,632
Short-term investments	144	168	97

	106,457	79,014	60,691
Interest expense:
Deposits	29,597	24,885	24,156
Borrowings and securities sold under repurchase agreements	2,069	1,482	172

	31,666	26,367	24,328

Net interest income	74,791	52,647	36,363
Provision for loan losses	11,035	8,010	5,514

Net interest income after provision for loan losses	63,756	44,637	30,849
Noninterest income:
Service charges on deposit accounts	2,486	1,577	1,167
Investment securities gains, net	4,324	485	2,047
Gains on other assets sold, net	504	–	–
(Losses) gains on fixed assets, net	(4)	(147)	1
Gains on sales of loans, net	603	779	419
Cash surrender value income on bank-owned life insurance	750	621	526
Gains on sales of state tax credits	578	951	890
Certified Development Entity fees earned	1,136	670	–
ATM fee income	1,686	500	232
Other	1,073	515	365

	13,136	5,951	5,647
Noninterest expense:
Salaries and employee benefits	$21,182	$12,801	$9,433
Occupancy and equipment expenses	9,755	6,428	5,357
Professional fees	3,269	3,969	2,357
Taxes, licenses, and FDIC assessments	3,258	2,661	3,197
Tax credit investment amortization	4,808	2,868	611
Write-down of other real estate	295	1,212	73
Data processing	1,263	680	708
Advertising and marketing	1,904	1,292	833
Other	9,273	4,336	3,718

	55,007	36,247	26,287

Income before income taxes	21,885	14,341	10,209
Income tax (benefit) provision	(7,565)	(5,407)	147

Net income	29,450	19,748	10,062
Less net income attributable to noncontrolling interests	(510)	(308)	–

Net income attributable to the Company	28,940	19,440	10,062
Less preferred stock dividends	(510)	(792)	(972)
Less accretion of discount on preferred stock	–	(580)	(179)

Income available to common shareholders	$28,430	$18,068	$8,911

Earnings per common share – basic	$2.04	$1.55	$1.14

Earnings per common share – diluted	$2.02	$1.54	$1.13

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31
	2012	2011	2010
Net income	$29,450	$19,748	$10,062
Other comprehensive income (loss):
Unrealized loss on derivative instruments, accounted for as cash flow hedges, net of income tax benefit of $(2,399)	(4,455)	–	–
Unrealized gains on investment securities, net of taxes (benefit) of $1,412, $1,642, and $(10)	2,544	3,172	(19)
Reclassification adjustment for (gains) losses included in net income, net of taxes (benefit) of $1,514, $170, and $531	(2,810)	(315)	(1,516)

Other comprehensive income (loss), net of taxes	(4,721)	2,857	(1,535)

Comprehensive income	24,729	22,605	8,527

Comprehensive income attributable to noncontrolling interests	510	308	–
Comprehensive income attributable to preferred shareholders	510	1,372	1,151

Comprehensive income available to common shareholders	$23,709	$20,925	$7,376

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Shareholders’ Equity

(In Thousands)

	Preferred Stock Series A	Preferred Stock Series B	Preferred Stock Series C	Preferred Stock Series D	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2009	$17,074	$853	$–	$–	$6,707	$59,883	$4,416	$473	$89,406	$1,645	$91,051
Net income	–	–	–	–	–	–	10,061	–	10,061	–	10,061
Other comprehensive income (loss)	–	–	–	–	–	–	–	(1,535)	(1,535)	–	(1,535)
Restricted stock and stock option expense	–	–	–	–	92	857	–	–	949	–	949
Issuance of common stock	–	–	–	–	2,771	28,706	–	–	31,477	–	31,477
Preferred stock dividends and discount accretion	170	8	–	–	–	–	(1,150)	–	(972)	–	(972)
Equity contribution for noncontrolling interest	–	–	–	–	–	–	–	–	–	2	2

Balance, December 31, 2010	17,244	861	–	–	9,570	89,446	13,327	(1,062)	129,386	1,647	131,033
Net income	–	–	–	–	–	–	19,439	–	19,439	–	19,439
Other comprehensive income (loss)	–	–	–	–	–	–	–	2,857	2,857	–	2,857
Restricted stock and stock option expense	–	–	–	–	64	855	–	–	919	–	919
Issuance of common stock	–	–	–	–	2,519	27,707	–	–	30,226	–	30,226
Issuance (redemption) of preferred stock	(17,796)	(889)	20,582	37,935	–	–	–	–	39,832	–	39,832
Preferred stock dividends and discount accretion	552	28	–	–	–	–	(1,371)	–	(791)	–	(791)
Equity contribution for noncontrolling interest	–	–	–	–	–	2	–	–	2	(1)	1

Balance, December 31, 2011	–	–	20,582	37,935	12,153	118,010	31,395	1,795	221,870	1,646	223,516
Net income	–	–	–	–	–	–	28,940	–	28,940	–	28,940
Other comprehensive income (loss)	–	–	–	–	–		–	(4,721)	(4,721)	–	(4,721)
Restricted stock and stock option expense	–	–	–	–	20	1,082	–	–	1,102	–	1,102
Issuance of common stock	–	–	–	–	116	1,304	–	–	1,420		1,420
Conversion of preferred stock to common stock	–	–	(9,351)	–	763	8,588	–	–	–	(1,644)	(1,644)
Preferred stock dividends and discount accretion	–	–	–	–	–	–	(510)	–	(510)	–	(510)
Distribution to noncontrolling interest	–	–	–	–	–	–	–	–	–	(1)	(1)

Balance, December 31, 2012	$–	$–	$11,231	$37,935	$13,052	$128,984	$59,825	$(2,926)	$248,101	$1	$248,102

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Cash Flows

	Year Ended December 31
	2012	2011	2010
	(In Thousands)
Operating activities
Net income	$29,450	$19,748	$10,062
Adjustments to reconcile net income to net cash provided by operating activities:
Noncontrolling interest	(510)	(308)	–
Deferred tax (benefit) provision	(7,565)	(5,407)	147
Amortization of tax credit investments	4,808	2,868	504
Net discount accretion and premium amortization	4,245	2,463	1,641
Gain on sale of investment securities	(4,324)	(485)	(2,047)
(Gain) loss on assets	(531)	1,212	135
Write-down of other real estate	295	–	73
Loss (gain) on sale of fixed assets	(4)	147	(1)
Proceeds from sale of mortgage loans held for sale	62,014	46,150	52,008
Mortgage loans originated and held for sale	(82,067)	(46,273)	(53,961)
Gain on sale of loans	(603)	(779)	(419)
Provision for loan losses	11,035	8,010	5,514
Depreciation and amortization	3,351	1,932	1,612
Share-based and other compensation expense	1,102	715	985
Increase in cash surrender value of bank-owned life insurance	(750)	(621)	(526)
Increase in receivable from sales of investments	(16,909)	–	–
Changes in operating assets and liabilities:
Change in other assets	1,540	(6,854)	(259)
Change in accrued interest receivable	(1,346)	(1,072)	(1,834)
Change in accrued interest payable	725	8	(400)
Change in other liabilities	(2,758)	7,224	849

Net cash provided by operating activities	1,198	28,678	14,083

Investing activities
Purchases of available-for-sale investment securities	(414,957)	(418,928)	(700,625)
Proceeds from sales of available-for-sale investment securities	125,401	156,778	234,237
Proceeds from maturities, prepayments, and calls of available-for-sale investment securities	129,910	159,434	361,297
Purchases of real estate properties	–	(228)	(314)
Reimbursement of investment in tax credit entities	15,607	–	–
Purchases of investments in tax credit entities	(20,606)	(40,597)	(25,019)
Loans originated, net of repayments	(275,177)	(324,618)	(262,246)
Proceeds from sale of bank premises and equipment	16	500	3
Purchases of bank premises and equipment	(18,189)	(4,141)	(8,838)
Purchases of bank-owned life insurance	–	(10,000)	–
Proceeds from sales of acquired assets	–	28,972	–
Proceeds from disposition of real estate owned	3,840	–	–
Reimbursement from FDIC related to acquisition	–	59,687	–
Net cash received in business combinations	–	49,582	–

Net cash used in investing activities	(454,155)	(343,559)	(401,505)

First NBC Bank Holding Company

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31
	2012	2011	2010
	(In Thousands)

Financing activities
Net change in short-term borrowings and repurchase agreements	$40,111	$6,904	$1,811
Proceeds from long-term borrowings	20,000	40,000	15,000
Repayment of borrowings	(1,625)	(21,220)	(110)
Net increase in deposits	363,846	257,814	326,716
Proceeds from sale of or distributions to noncontrolling interest in subsidiary	–	(1)	2
Proceeds from sale of preferred stock, net of offering costs	–	58,518	–
Repayment of preferred stock	(1,644)	(18,685)	–
Proceeds from sale of common stock, net of offering costs	1,420	30,430	31,480
Dividends paid	(510)	(792)	(972)

Net cash provided by financing activities	421,598	352,968	373,927

Net change in cash, due from banks, and short-term investments	(31,359)	38,087	(13,495)
Cash, due from banks, and short-term investments at beginning of period	67,371	29,284	42,779

Cash, due from banks, and short-term investments at end of period	$36,012	$67,371	$29,284

Supplemental cash flows information
Cash paid for interest	$32,392	$24,812	$24,743

See accompanying notes.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements

December 31, 2012

1. Summary of Significant Accounting Policies

Nature of Operations

First NBC Bank Holding Company (the Company), is a bank holding company that offers a broad range of financial services through First NBC Bank, a Louisiana state non-member bank, to businesses, institutions, and individuals in southeastern Louisiana and the Mississippi Gulf Coast. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and to prevailing practices within the banking industry.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and First NBC Bank (the Bank), and First NBC Bank’s wholly owned subsidiaries, which include First NBC Community Development, LLC (FNBC CDC) and First NBC Community Development Fund, LLC (FNBC CDE) (collectively referred to as the Bank). FNBC CDC is a Community Development Corporation (CDC) formed to purchase various affordable residential real estate properties in the New Orleans area for the purpose of making improvements to these properties. FNBC CDE is a Certified Development Entity (CDE) formed to apply for and receive allocations of New Markets tax credits (NMTC).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are susceptible to a significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets, and share-based compensation.

Concentration of Credit Risk

The Company’s loan portfolio consists of the various types of loans described in Note 6. Real estate or other assets secure most loans. The majority of these loans have been made to individuals and businesses in the Company’s market area of southeastern Louisiana and southern Mississippi, which are dependent on the area economy for their livelihoods and servicing of their loan obligations. The Company does not have any significant concentrations to any one industry or customer.

The Company maintains deposits in other financial institutions that may, from time to time, exceed the federally insured deposit limits.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include the amount in the accompanying consolidated balance sheet caption, cash and due from banks, which represents cash on hand and balances due from other financial institutions, as well as the amount in the accompanying consolidated balance sheet caption, short-term investments, which primarily represents federal funds sold with original maturities less than three months.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Investment Securities

Investment securities are classified either as held to maturity or available for sale. Management determines the classification of securities when they are purchased.

Investment securities that the Company has the ability and positive intent to hold to maturity are classified as securities held to maturity and are stated at amortized cost. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts over the contractual life of the security using the effective interest method or, in the case of mortgage-backed securities, over the estimated life of the security using the effective yield method. Such amortization or accretion is included in interest income on securities.

Securities that may be sold in response to changes in interest rates, liquidity needs, or asset liability management strategies, are classified as securities available for sale. These securities are carried at fair value, with net unrealized gains or losses excluded from earnings and shown as a separate component of stockholders’ equity in accumulated other comprehensive (loss) income, net of income taxes.

Realized gains and losses on both held-to-maturity securities and available-for-sale securities are computed based on the specific-identification method. Realized gains and losses and declines in value judged to be other than temporary are included in net securities gains and losses.

Unrealized losses on securities are evaluated to determine if the losses are temporary, based on various factors, including the cause of the loss, prospects for recovery, projected cash flows, collateral values, credit enhancements and other relevant factors, and management’s intent and ability not to sell the security until the fair value exceeds amortized cost. A charge is recognized against earnings for all or a portion of the impairment if the loss is determined to be other than temporary.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed-rate, single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. These loans are sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances which may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2012 and 2011, an insignificant number of loans were returned to the Company.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the principal amount outstanding, net of unamortized fees and costs on originated loans and allowances for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized over the lives of the respective loans as a yield adjustment using the effective interest method.

Interest income on loans is accrued as earned using the interest method over the life of the loan. Interest on loans deemed uncollectible is excluded from income. The accrual of interest is discontinued and reversed against

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

current income once loans become more than 90 days past due or earlier if conditions warrant. The past due status of loans is determined based on the contractual terms. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued and unpaid during prior periods is reversed. Generally any payments on nonaccrual loans are applied first to outstanding loan principal amounts and then to the recovery of the charged-off loan amounts. Any excess is treated as recovery of lost interest and fees. Loans are returned to accrual status after a minimum of six consecutive monthly payments have been made in a timely manner.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company’s impaired loans include troubled debt restructurings (TDRs) and performing and nonperforming loans for which full payment of principal or interest is not expected. The Company calculates a reserve required for impaired loans based on the present value of expected future cash flows discounted using the loan’s effective interest rate or the fair value of the collateral securing the loan.

Third-party property valuations are obtained at the time of origination for real estate-secured loans. The Company obtains updated appraisals on all impaired loans at least annually. In addition, if an intervening event occurs that, in management’s opinion, would suggest further deterioration in value, the company obtains an updated appraisal. These policies do not vary based on loan type. Any exposure arising from the deterioration in value of collateral evidenced by the appraisal is recorded as an adjustment to the loan loss reserve in the case of an impaired loan or as an adjustment to income in the case of foreclosed property.

Troubled Debt Restructurings

The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize the risk of loss. These concessions may include restructuring the terms of a customer loan, thereby adjusting the customer’s payment requirements. Effective January 1, 2011, the Company adopted the provisions of Accounting Standards Update (ASU) No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which provides clarification on the determination of whether loan restructurings are considered TDRs. In accordance with the ASU, in order to be considered a TDR, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to a customer as a modification of existing loan terms for economic or legal reasons that it would otherwise not consider. Concessions are typically granted through an agreement with the customer or are imposed by a court of law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

•	A reduction of the stated interest rate for the remaining original life of the debt

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics

•	Reduction of the face amount or maturity amount of the debt as stated in the agreement

•	Reduction of accrued interest receivable on the debt

In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including but not limited to:

•

Whether the customer is currently in default on its existing loan, or is in an economic position where it is probable the customer will be in default on its loan in the foreseeable future without a modification

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

•	Whether the customer has declared or is in the process of declaring bankruptcy

•	Whether there is substantial doubt about the customer’s ability to continue as a going concern

•

Whether, based on its projections of the customer’s current capabilities, the Company believes the customer’s future cash flows will be insufficient to service the debt, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future

•	Whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for similar debt for a nontroubled debtor

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR. For purposes of the determination of an allowance for loan losses on these TDRs, the loan is reviewed for specific impairment in accordance with the Company’s allowance for loan loss methodology. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicators, the Company establishes specific reserves for these loans.

Acquisition Accounting for Loans

The Company accounts for business acquisitions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. The fair value of loans that do not have deteriorated credit quality are accounted for in accordance with ASC 310-20, Nonrefundable Fees and Other Costs, and is represented by the expected cash flows from the portfolio discounted at current market rates. In estimating the cash flows, the Company makes assumptions about the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severities in the event of defaults, and current market rates. The fair value adjustment is amortized over the life of the loan using the effective interest method. The Company accounts for certain acquired loans with deteriorated credit quality under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. In accordance with ASC 310-30 and in estimating the fair value of loans with deteriorated credit quality as of the acquisition date, the Bank: (a) calculates the contractual amount and timing of undiscounted principal and interest payments (the undiscounted contractual cash flows), and (b) estimates the amount and timing of undiscounted expected principal and interest payments (the undiscounted expected cash flows). The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. On the acquisition date, the amount by which the undiscounted expected cash flows exceed the estimated fair value of the loans with deteriorated credit quality is the accretable yield. The accretable yield is recorded into interest income over the estimated lives of the loans using the effective yield method. The accretable yield changes over time, due to accretion and as actual and expected cash flows vary from the estimated cash flows at acquisition. The accretable yield is measured at each financial reporting date and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans. The remaining undiscounted expected cash flows are calculated at each financial reporting date, based on information currently available. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized prospectively as interest income. Increases in expected cash flows may also lead to the reduction of any allowance for loan losses recorded after the acquisition. Decreases in expected cash flows compared to those originally estimated decrease the accretable yield and are recognized by recording an allowance for loan losses. As the accretable yield increases or decreases from changes in cash flow expectations, the offset is an increase or decrease to the nonaccretable difference. There is no carryover of allowance for loan losses, as the loans acquired are initially recorded at fair value as of the date of acquisition.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses represents an estimate that management believes will be adequate to absorb probable inherent losses on existing loans in its portfolio at the balance sheet date. The allowance is based on an evaluation of the collectability of loans and prior loss experience, including both industry and Company specific considerations. While management uses available information to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. See Note 6 for an analysis of the Company’s allowance for loan losses by portfolio and portfolio segment, and credit quality information by class.

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in its portfolio and portfolio segments. The Company utilizes an internally developed model that requires significant judgment to determine the estimation method that fits the credit risk characteristics of the loans in its portfolio and portfolio segments. The allowance for loan losses is established through a provision for loan losses charged to expense. The adequacy of the allowance for loan losses is determined in accordance with generally accepted accounting principles.

The Company’s loan portfolio is disaggregated into portfolio segments for purposes of determining the allowance for loan losses. The Company’s portfolio segments include commercial real estate, consumer real estate, commercial and industrial, and consumer loans. The Company further disaggregates the commercial and consumer real estate portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within each commercial real estate portfolio segment include commercial real estate construction and commercial real estate mortgage. Classes within each consumer real estate portfolio segment include consumer real estate construction and consumer real estate mortgage.

Loans are charged off against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance for loan losses consists of specific and general reserves. The Company determines specific reserves based on the provisions of ASC 310, Receivables. The Company’s allowance for loan losses includes a measure of impairment for those loans specifically identified for evaluation under the topic. This measurement is based on a comparison of the recorded investment in the loan with either the expected cash flows discounted using the loan’s original contractual effective interest rate or the fair value of the collateral underlying certain collateral-dependent loans. Collectability of principal and interest is evaluated in assessing the need for a loss accrual. Loans identified as impaired are individually evaluated periodically for impairment.

General reserves are based on management’s evaluation of many factors and reflect an estimated measurement of losses related to loans not individually evaluated for impairment. These loans are grouped into portfolio segments. The loss rates are derived from historical loss factors of the Company or the industry sustained on loans according to their risk grade, as well as qualitative and economic factors, and may be adjusted for Company-specific factors. Loss rates are reviewed quarterly and adjusted as management deems necessary based on changing borrower and/or collateral conditions and actual collections and charge-off experience.

Based on observations made through a qualitative review, management may apply qualitative adjustments to the quantitatively determined loss estimates at a group and/or portfolio segment level as deemed appropriate. Primary qualitative and environmental factors that may not be directly reflected in quantitative estimates include:

•	Asset quality trends

•	Changes in lending policies

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

•	Trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations

•	Changes in experience and depth of lending staff

•	National and regional economic trends

Changes in these factors are considered in determining the directional consistency of changes in the allowance for loan losses. The impact of these factors on the Company’s qualitative assessment of the allowance for loan losses can change from period to period based on management’s assessment to the extent to which these factors are already reflected in historic loss rates. The uncertainty inherent in the estimation process is also considered in evaluating the allowance for loan losses.

Off-Balance-Sheet

Credit-Related Financial Instruments

The Company accounts for its guarantees in accordance with the provisions of ASC 460, Guarantees. In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card agreements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments

ASC 815, Derivatives and Hedging, requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or meet the financing and/or investing needs of its customers.

In the course of its business operations, the Company is exposed to certain risks, including interest rate, liquidity, and credit risk. The Company manages its risks through the use of derivative financial instruments, primarily through management of exposure due to the receipt or payment of future cash amounts based on interest rates. The Company’s derivative financial instruments manage the differences in the timing, amount, and duration of expected cash receipts and payments.

As part of its activities to manage interest rate risk due to interest rate movements, the Company has engaged in interest rate swap transactions to manage exposure to interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. The Company utilizes these interest rate swap agreements to convert a portion of its forecasted variable rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The swap agreements used to manage interest rate risk have been designated as hedging exposure to variable cash flows of a forecasted transaction; the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk. The Company reports these gross in the accompanying consolidated balance sheets.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated life of each respective type of asset as follows:

Buildings	40 years
Furniture, fixtures, and equipment	5–15 years

Leasehold improvements are amortized using the straight-line method over the periods of the leases, including options expected to be exercised, or the estimated useful lives, whichever is shorter. Gains and losses on disposition and maintenance and repairs are included in current operations. Rental expense on leased property is recognized on a straight-line basis over the original lease term plus options that management expects to exercise. Fixed rental increases that are determinable are expensed over the lease period, including any option periods which are expected to be exercised, using a straight-line lease expense method.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are recorded at a new cost basis determined at the date of foreclosure as the lower of cost or fair value less estimated cost to sell. Cost is defined as the recorded investment in the loan. Subsequent to foreclosure, valuation allowances are established for any changes in the estimate of the asset’s fair value or selling costs, but not in excess of its new cost basis. Revenues and expenses from operations and changes in the valuation allowance are included in current earnings.

Goodwill and Other Intangible Assets

Goodwill is accounted for in accordance with ASC 350, Intangibles — Goodwill and Other, and, accordingly, is not amortized but is evaluated at least annually for impairment. As part of its annual impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines the fair value of a reporting unit is less than its carrying amount using these qualitative factors, the Company compares the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill.

Definite-lived intangible assets, which consist of core deposit intangibles, are amortized on a straight-line basis over their useful lives and evaluated at least annually for impairment.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and has

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

measured the Company’s exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Any interest or penalties assessed to the Company are recorded in operating expenses. No interest or penalties from any taxing authorities were recorded in the accompanying consolidated financial statements. Federal, state, and local taxing authorities generally have the right to examine and audit the previous three years of tax returns filed.

Noncontrolling Interests

During 2012, the $1.6 million of noncumulative, perpetual preferred stock held by unrelated parties of the Bank was redeemed and noncontrolling interests were reduced by that amount. The stock was assumed by the Bank in a prior acquisition.

Noncontrolling interests also include $1,000, $2,000, and $3,000 at December 31, 2012, 2011, and 2010, respectively, of common stock held by unrelated parties in various tax credit-related subsidiaries, which have activities solely related to generating the use of the tax credits.

Investments in Real Estate Properties

FNBC CDC invests in real estate properties, which are carried at cost. Costs of construction are capitalized during the construction period and do not include interest. The Company periodically obtains as-is appraisals to determine the recoverability of its investments for which it intends to sell. For properties the Company intends to hold, the Company assesses recoverability based on the cash flows of the underlying properties.

Investments in Tax Credit Entities

As part of its Community Reinvestment Act responsibilities and due to their favorable economics, the Company invests in tax credit-motivated projects in the markets it serves. These projects are directed at tax credits issued under Low-Income Housing, Federal Historic Rehabilitation (Historic), and New Markets. The Company generates its returns on tax credit motivated projects through the receipt of federal, and if applicable, state tax credits. The federal tax credits are recorded as an offset to the income tax provision in the year that they are earned under federal income tax law – over 10 to 15 years, beginning in the year in which rental activity commences for Low-Income Housing credits, or 10 years beginning in the year of the issuance of the certificate of occupancy for Historic credits, and over seven years for NMTC upon the investment of funds into the qualifying project. These credits, if not used in the tax return for the year of origination, can be carried forward for 20 years.

For Low-Income Housing and Historic credits, the Company invests in a tax credit entity, usually a limited liability company, which owns the real estate. The Company receives a 99.9% nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low-Income Housing credits and 5 years for Historic credits). In most cases, the Company’s interest in the entity is generally reduced from a 99.9% interest to a 10% to 25% interest at the end of the compliance period. Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic, or managerial control, and due to the contractual reduction in its investment, the Company accounts for its investment by amortizing its investment, beginning at the issuance of the certificate of occupancy of the project, over the compliance period, as management believes any potential residual value in the real estate will have limited value.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

For NMTC, a different structure is required by federal tax law. In order to distribute New Markets tax credits, the federal government allocates such credits to CDEs. The Company invests in both CDEs formed by unaffiliated parties and in a CDE formed by the Company. During 2007, the Company formed its own CDE. Projects can be commercial or real estate operations and are qualified by their location in low- to moderate-income areas or by their employment of, or service to, low- to moderate-income citizens. A CDE, in most cases, creates a special-purpose subsidiary for the project through which the credits are allocated and through which the proceeds from the tax credit investor and a leverage lender, if applicable, flow through to the project, which in turn generate the credit. The credits are calculated at 39% of the total project cost at the rate of 5% for the first three years and 6% for the next four years. Federal tax law requires special terms benefitting the qualified project, which can include complete or partial debt forgiveness at the end of the seven-year term or below-market rates. The Company expenses the cost of any benefits provided to the project over the seven-year compliance period. When the Company also has a loan, commonly called a leveraged loan, to the project, it is carried in loans, as the Company has normal credit exposure to the project and is repaid at the end of the compliance period (in general, the debt has no principal payments during the compliance period but the Company, in most cases, requires the project to fund a sinking fund over the compliance period to achieve the same risk reduction effect as if principal were being amortized).

When the Company is the tax credit investor in a CDE formed by an unaffiliated party, it has no control of the applicable CDE, the CDE’s special-purpose subsidiary, or the qualified project entity. When a project is funded through FNBC CDE, the Company consolidates its CDE and the specifically formed special-purpose entities since it maintains control over these entities. As part of the activities of FNBC CDE, the Company makes investments in the CDE for purposes of providing equity to the projects sponsored by the FNBC CDE.

For Low-Income, Historic, and NMTC transactions when FNBC is the CDE, the Company has the risk of credit recapture if the project fails during the compliance period. Such events, although rare, are accounted for when they occur, and no such events have occurred to date.

Variable Interest Entities

Variable interest entities (VIEs) are entities that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company uses VIEs in various legal forms to conduct normal business activities. The Company reviews the structure and activities of VIEs for possible consolidation.

A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. A VIE often holds financial assets, including loans or receivables, real estate, or other property. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company also owns noncontrolling variable interests in certain limited partnerships for which it does not absorb a majority of expected losses or receive a majority of expected residual returns that are not included in the accompanying consolidated financial statements. Refer to Note 12 for further detail.

Stock-Based Compensation Plans

At December 31, 2012 and 2011, the Company had a stock-based employee compensation plan, which provides for the issuance of stock options and restricted stock. The Company accounts for stock-based employee

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

compensation in accordance with the fair value recognition provisions of ASC 718, Compensation — Stock Compensation. Compensation cost is recognized as expense over the service period, which is generally the vesting period of the options and restricted stock. The expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. As a result, compensation cost for all share-based payments is reflected in net income as part of salaries and employee benefits in the accompanying consolidated statements of income. See Note 22 for additional information on the Company’s stock-based compensation plans.

Earnings Per Share

Basic earnings per common share is computed based upon net income attributable to common shareholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, adjusted for dilutive participating securities, divided by the weighted-average number of common shares outstanding during each period, and adjusted for the effect of dilutive potential common shares calculated using the treasury stock method and the assumed conversion for any dilutive convertible securities. In determining net income attributable to common shareholders, the net income attributable to participating securities is excluded. During 2011, the Bank issued Series C preferred stock, which is considered a participating security because it shares in any dividends paid to common shareholders. The assumed conversion of the Series C preferred stock was antidilutive and is excluded from the calculation of diluted earnings per share.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet; such items, along with net income, are components of comprehensive income.

Segments

All of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations and none of the Company’s other subsidiaries, either individually or in the aggregate, meet quantitative materiality thresholds, no separate segment disclosures are presented in the accompanying consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Recent Accounting Pronouncements

ASU No. 2011-04

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 creates a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between GAAP and International Financial Reporting Standards (IFRS) issued

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. The guidance, which became effective on January 1, 2012, did not have a material impact on the Company’s results of operations, financial position, or disclosures. The disclosures required by this ASU are incorporated in Note 27.

ASU No. 2011-05

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends disclosure requirements for the presentation of comprehensive income. The guidance provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised financial statement presentation for comprehensive income became effective January 1, 2012, and has been incorporated in the accompanying consolidated financial statements.

ASU No. 2011-11

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between GAAP and IFRS. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either: (a) offset on the balance sheet in accordance with the FASB’s offsetting guidance, or (b) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact the Company’s results of operations or financial position. The Company currently does not net its financial instruments on its balance sheets.

ASU No. 2012-02

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which provides an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The ASU also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting the entity to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived intangible assets. In accordance with the amendments to this ASU, an entity will have the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

impairment results in guidance that is similar to the goodwill guidance in ASU 2011-08. The adoption of this ASU, in the current year, did not have an effect on the Company’s results of operations, financial position, or disclosures.

ASU No. 2012-06

In October 2012, the FASB issued ASU No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution, which clarifies the applicable guidance for subsequently measuring an indemnification asset recognized in a government-assisted acquisition of a financial institution that includes a loss-sharing agreement. The ASU addresses the diversity in practice in the interpretation of the terms “on the same basis” and “contractual limitations” used in accounting guidance. Accounting principles require that an indemnification asset recognized at the acquisition date as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement shall be subsequently measured on the same basis as the indemnified item. The provisions of this ASU clarify that, upon subsequent remeasurement of an indemnification asset, the effect of the change in expected cash flows of the indemnification agreement shall be amortized. Any amortization of changes in value is limited to the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. The ASU does not affect the guidance relating to the recognition or initial measurement of an indemnification asset. The amendments in this ASU are effective for fiscal years after December 15, 2012, with early adoption permitted. The Company does not have an indemnification asset recorded and therefore, the adoption of this ASU will not have a material impact on the Company’s results of operations, financial position, or disclosures.

ASU No. 2013-02

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income in the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The ASU does not change the current requirements for reporting net income or other comprehensive income in the consolidated financial statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The provisions of the ASU are effective prospectively beginning after December 15, 2013, with early adoption permitted. The adoption of this ASU is reflected in the accompanying consolidated statements of comprehensive income.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

2. Earnings Per Share

The following sets forth the computation of basic net income per common share and diluted net income per common share:

	Year Ended December 31
	2012	2011	2010
	(In Thousands, Except Per Share Data)
Basic: Net income available to common shareholders	$28,430	$18,068	$8,911
Less: Net income attributable to participating securities (Series C preferred stock)	1,999	1,304	–

Net income attributable to common shareholders	$26,431	$16,764	$8,911

Weighted-average common shares outstanding	$12,952,751	$10,794,639	$7,800,425
Basic earnings per share	$2.04	$1.55	$1.14
Diluted: Net income attributable to common shareholders	$26,431	$16,764	$8,911
Weighted-average common shares outstanding	12,952,751	10,794,639	7,800,425
Effect of dilutive securities:
Stock options outstanding	108,537	37,754	19,545
Restricted stock grants	–	–	23,667
Warrants	51,503	28,535	14,773
Weighted-average common shares outstanding – assuming dilution	13,112,791	10,860,928	7,858,410
Diluted earnings per share	$2.02	$1.54	$1.13

For the years ended December 31, 2012, 2011, and 2010, the calculations for diluted earnings per share outstanding exclude the effect from the assumed exercise of 87,059 shares of warrants outstanding, respectively. For the year ended December 31, 2012, the calculations for diluted earnings per share outstanding also exclude the effect from the assumed exercise of 264,000 shares of stock options outstanding. These amounts would have had an antidilutive effect on earnings per share.

3. Acquisition Activity

On November 18, 2011, the Company completed the acquisition of selected assets and liabilities of Central Progressive Bank (CPB) of Lacombe, Louisiana, from the Federal Deposit Insurance Corporation (FDIC) as receiver in a failed bank transaction. The acquisition of these assets allowed the Company to expand its presence in the Northshore market of the New Orleans Standard Metropolitan Statistical Area. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805. All of the assets purchased and liabilities assumed were recorded at their respective acquisition date fair values, with certain assets that were originally recorded at provisional fair value amounts adjusted to their final fair values after completion of underlying collateral value evaluation and projected cash flows in accordance with ASC 805. Under ASC 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to initial purchase entries based on completion of fair value analysis or for subsequent information relative to the acquisition date that may become available. Subsequent to April 30, 2012, the date

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

when the Company’s 2011 financial statements were issued, the Company completed its fair value determination related to $221.1 million of the acquired loan portfolio. These adjustments are presented in the table below in the “final fair value adjustments” column. The impact on the Company’s net income for 2011 was not material. Identifiable intangible assets, including core deposit intangible assets, have been recorded at fair value.

A portion of the fair value adjustment for the loan portfolio included discounts to record the loans at their respective fair values. As defined further in Note 1, these discounts are split between an accretable component and a nonaccretable component. The nonaccretable discount represents the amount of contractual principal and interest of the loan that is not expected to be collected. The accretable discounts will be accreted up to the total future cash flows expected to be collected as an adjustment to yield using an effective interest method over the expected collection period. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. The Company may incur and report losses after the loans have been recorded at their final fair value. The Company also received an option to acquire the branch premises of CPB for fair value which was exercised in 2012 (see Note 27).

The purchase price allocation to the acquired assets and assumed liabilities was as follows (in thousands):

	As Acquired	Preliminary Fair Value Adjustments		Preliminary Allocation	Final Fair Value Adjustments		As Reported
Assets:
Cash and due from banks	$48,179	$–		$48,179	$–		$48,179
Short-term investments	1,403	–		1,403	–		1,403
Investment securities available for sale	432	–		432	–		432
Loans	243,707	(21,205	)(a)	222,502	(4,165	)(f)	218,337
OREO	69,453	(36,733	)(b)	32,720	1,035	(f)	33,755
Core deposit intangible	–	3,110	(c)	3,110	–		3,110
Deferred tax asset	–	–		–	328		328
Other assets	5,267	–		5,267	2,192	(f)	7,459

Total assets	368,441	(54,828)		313,613	(610)		313,003
Liabilities:
Deposits, noninterest-bearing	126,157	–		126,157	–		126,157
Deposits, interest-bearing	218,657	4,601	(d)	223,258	–		223,258
Borrowings	22,367	258	(e)	22,625	–		22,625
Other liabilities	1,260	–		1,260	–		1,260

Total liabilities	368,441	4,859		373,300	–		373,300
Excess of liabilities assumed over assets acquired	–	–		59,687	–		60,297
Cash payment received from the FDIC	–	–		59,687	–		59,687
Goodwill	–	–		–	–		610

(a)

The adjustment represents the write-down of the book value of CPB’s loans acquired based on the expected cash flows from the portfolio discounted at current interest rates and expected losses inherent in the portfolio. This calculation was not final as of December 31, 2011, for a portion of the portfolio, which approximated $221.1 million. See Note (f) for final adjustment. The remaining portfolio’s fair value was determined by subsequent sales price for those loans that were sold prior to December 31, 2011.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

(b)

The adjustment represents the write-down of the book value of CPB’s repossessed assets to their estimated fair value, as adjusted for estimated costs to sell, based on actual sales proceeds of $29.0 million as of December 31, 2011, with the remaining balance of $3.7 million recorded at estimated fair value. This estimate of fair value was not final as of December 31, 2011, and is subject to revision once the Company obtains necessary appraisals. See Note (f) for final adjustment.

(c)

The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and is being amortized on an accelerated basis over the estimated life of the deposit base of nine years.

(d)

The adjustment represents the fair value of certificates of deposit acquired based on market interest rates as of the acquisition date. The adjustment will be recognized using a level-yield amortization method based on maturities of the deposit liabilities.

(e)

The adjustment is to record the fair value of Federal Home Loan Bank (FHLB) advances acquired based on market rates as of the acquisition date. The adjustment is being recognized using a level-yield amortization method based on maturities of the advances. The short-term advances totaling approximately $20.9 million were subsequently repaid in December 2011 and the long-term advances totaling approximately $1.7 million were subsequently repaid in March 2012.

(f)

The Company made certain adjustments to the estimated fair values of the loans, ORE, and other assets based on further analysis of future cash flows, refinement of discounts and underlying collateral values. As a result of this analysis, the fair value of the loans, OREO, and other assets were revised, resulting in goodwill of approximately $610,000. Included in other assets is the expected final amount to be collected from the FDIC of approximately $1.9 million.

Acquisition date fair values represent either Level 2 fair value measurements (OREO, certificate of deposits, and debt) or Level 3 fair value measurements (loans and core deposit intangible asset).

Fair value of acquired OREO was determined based on the fair value of the asset or the asset’s observable market price. Inputs included appraisal values or committed sales prices on the asset. Fair value of acquired borrowings whose maturity date was within 90 days approximated its carrying value adjusted for the early redemption penalty to repay the borrowings.

Fair value of acquired performing loans was determined based on monthly principal and interest cash flows projected based on the contractual terms of the loan. The cash flows were discounted to present value using current market loan rates. For variable rate loans, the discount rates were based on the weighted-average index rate (e.g., prime) plus an appropriate spread. The discount rates for fixed rate loans ranged from 2.46% to 8.73% and the discount rates for variable loans ranged from 4.25% to 5.52%. Because these market rates include an imbedded credit loss component, a separate credit adjustment was not included. Prepayments were considered in this evaluation but were not significant given the short duration of the portfolio. Fair value of acquired impaired loans was determined based on the fair value of the underlying collateral or the loan’s observable market price discounted from the estimated disposal or sale date. Inputs included appraisal values or committed sales prices on the underlying collateral.

Fair value of the core deposit intangible asset was determined using a discounted cash flow. The valuations provided by the third-party valuation service were based on unobservable inputs, including industry market data, attrition rates, alternative costs of funds, and rates paid on deposits. Fair value of assumed certificate of deposits was determined based on contractual cash flows. The cash flows were discounted to present value using current certificate of deposit market rates.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

As part of its agreement with the FDIC, the Company had the option to purchase the branch premises and related furniture and equipment from the FDIC at fair market value. During 2012, the Bank agreed to purchase 14 former CPB branch locations as well as the related furniture and equipment from the FDIC for $9.4 million.

4. Cash and Due From Banks

The Company is required to maintain reserve requirements with the Federal Reserve Bank. The requirement is dependent upon the Bank’s cash on hand and transaction deposit account balances. The reserve requirements at December 31, 2012 and 2011, were $8.2 million and $5.2 million, respectively.

5. Investment Securities

The amortized cost and market values of investment securities, with gross unrealized gains and losses, as of December 31, 2012 and 2011, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Market Value
			Less Than One Year	Greater Than One Year
December 31, 2012
Available for sale:
U.S. government agency securities	$128,665	$83	$(1)	$–	$128,747
U.S. treasury securities	10,040	5	–	–	10,045
Municipal securities	61,907	884	(44)	–	62,747
Mortgage-backed securities	152,481	1,615	(254)	–	153,842
Corporate bonds	49,912	410	(348)	–	49,974
Other securities	81,044	–	–	–	81,044

	$484,049	$2,997	$(647)	$–	$486,399

December 31, 2011
Available for sale:
U.S. government agency securities	$56,640	$30	$(13)	$–	$56,657
U.S. treasury securities	–	–	–	–	–
Municipal securities	47,386	787	(19)	–	48,154
Mortgage-backed securities	165,162	2,806	(220)	–	167,748
Corporate bonds	44,401	25	(676)	–	43,750
Other securities	10,180	–	–	–	10,180

	$323,769	$3,648	$(928)	$–	$326,489

Included in other securities are short-term trade receivables purchased on an exchange, which are typically guaranteed by the seller of the receivables.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

5. Investment Securities (continued)

At December 31, 2012, the Company’s exposure to two investment security issuers individually exceeded 10% of shareholders’ equity (in thousands):

	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$41,561	$41,570
FHLB	60,486	60,518

	$102,047	$102,088

As of December 31, 2012, the Company had 39 securities that were in a loss position. The unrealized losses for each of the 39 securities relate to market interest rate changes. The Company has considered the current market for the securities in a loss position, as well as the severity and duration of the impairments, and expects that the value will recover. As of December 31, 2012, management had both the intent and ability to hold these investments until the fair value exceeds amortized cost; thus, the impairment is determined not to be other-than-temporary. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security.

As of December 31, 2011, the Company had 29 securities that were in a loss position. The unrealized losses for each of the 29 securities relate to market interest rate changes. The Company considered the current market for the securities in a loss position, as well as the severity and duration of the impairments, and expects that the value will recover. As of December 31, 2011, management had both the intent and ability to hold these investments until the fair value exceeds amortized cost; thus, the impairment is determined not to be other-than-temporary.

The amortized cost and estimated market values of available-for-sale securities at December 31, 2012 and 2011, by contractual maturity, are shown below (in thousands):

	2012		2011
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$200,701	$200,797	$64,233	$64,374
Due after one year through five years	106,676	108,349	142,165	143,789
Due after five years through ten years	130,396	130,958	88,625	89,552
Due after ten years	46,276	46,295	28,746	28,774

Total securities	$484,049	$486,399	$323,769	$326,489

Securities with estimated market values of $121.4 million and $129.2 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and long-term borrowings.

Proceeds from sales of securities for the years ended December 31, 2012, 2011, and 2010 were $125.4 million, $156.8 million, and $234.2 million, respectively. Gross gains of $4.3 million, $1.1 million, and $2.4 million were realized on these sales for the years ended December 31, 2012, 2011, and 2010, respectively. There were no gross losses in 2012 and gross losses of $0.6 million and $0.4 million were realized on these sales for the years ended December 31, 2011 and 2010, respectively.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

5. Investment Securities (continued)

At December 31, 2012 and 2011, the Company included the following securities in other assets in the accompanying consolidated balance sheets (in thousands):

	2012	2011
FHLB stock	$2,938	$2,411
First National Bankers Bankshares, Inc. (FNBB) stock	600	600

Total equity securities	$3,538	$3,011

6. Loans

The Company generally makes loans in its market area of southeastern Louisiana and southern Mississippi. Major classifications of loans, including loans acquired with deteriorated credit quality, at December 31 were as follows (in thousands):

	2012	2011
Commercial real estate loans:
Construction	$155,498	$184,828
Mortgage	939,613	801,638

	1,095,111	986,466
Consumer real estate loans:
Construction	7,738	7,223
Mortgage	102,699	79,924

	110,437	87,147
Commercial and industrial loans	670,157	539,338
Loans to individuals, excluding real estate	14,000	14,236
Nonaccrual loans	21,083	9,017
Other loans	11,429	15,132

	1,922,217	1,651,336
Less allowance for loan losses	(26,977)	(18,122)

Loans, net	$1,895,240	$1,633,214

A summary of changes in the allowance for loan losses (ALL) for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	2012	2011	2010
Balance, beginning of period	$18,122	$12,508	$7,889
Provision charged to operations	11,035	8,010	5,514
Charge-offs	(2,561)	(2,462)	(985)
Recoveries	381	66	90

Balance, end of period	$26,977	$18,122	$12,508

Deferred costs less deferred fees, net of amortization, related to loan origination were $9.0 million and $6.2 million as of December 31, 2012 and 2011, respectively. These amounts are included in the loan balances above.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts to loans in the accompanying consolidated balance sheets. At December 31, 2012 and 2011, overdrafts of $0.8 million and $0.4 million, respectively, have been reclassified to loans receivable.

Loans with carrying values of $49.9 million and $79.6 million were pledged to secure other borrowings at December 31, 2012 and 2011, respectively.

The allowance for loan losses and recorded investment in loans, including loans acquired with deteriorated credit quality as of the dates indicated are as follows (in thousands):

	December 31, 2012
	Construction	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial	Other Consumer	Total
Allowance for loan losses:
Beginning balance	$722	$9,871	$1,519	$5,928	$82	$18,122
Charge-offs	–	(1,262)	(59)	(1,068)	(172)	(2,561)
Recoveries	16	132	22	153	58	381
Provision	1,266	1,975	968	6,662	164	11,035

Ending balance	$2,004	$10,716	$2,450	$11,675	$132	$26,977

Ending balances:
Individually evaluated for impairment	$176	$951	$362	$5,453	$–	$6,942

Collectively evaluated for impairment	$1,828	$9,765	$2,088	$6,222	$132	$20,035

Loans receivable:
Ending balance – total	$164,043	$945,443	$103,516	$695,142	$14,073	$1,922,217

Ending balances:
Individually evaluated for impairment	$799	$5,203	$1,178	$14,133	$–	$21,313

Collectively evaluated for impairment	$163,244	$940,240	$102,338	$681,009	$14,073	$1,900,904

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

	December 31, 2011
	Construction	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial	Other Consumer	Total
Allowance for loan losses:
Beginning balance	$486	$6,594	$983	$4,162	$283	$12,508
Charge-offs	–	(614)	(700)	(864)	(284)	(2,462)
Recoveries	–	–	9	10	47	66
Provision	236	3,891	1,227	2,620	36	8,010

Ending balance	$722	$9,871	$1,519	$5,928	$82	$18,122

Ending balances:
Individually evaluated for impairment	$–	$100	$290	$282	$–	$672

Collectively evaluated for impairment	$722	$9,771	$1,229	$5,646	$82	$17,450

Loans receivable:
Ending balance – total	$194,295	$805,101	$81,663	$555,959	$14,318	$1,651,336

Ending balances:
Individually evaluated for impairment	$2,244	$3,463	$1,739	$1,489	$82	$9,017

Collectively evaluated for impairment	$192,051	$801,638	$79,924	$554,470	$14,236	$1,642,319

Credit quality indicators on the Company’s loan portfolio, including loans acquired with deteriorated credit quality, as of the dates indicated are as follows (in thousands):

	Pass and Pass/Watch	Special Mention	Substandard	Doubtful	Total
December 31, 2012
Construction	$142,247	$3,258	$18,538	$–	$164,043
Commercial real estate	919,143	1,698	24,602	–	945,443
Consumer real estate	101,334	751	1,431	–	103,516
Commercial and industrial	668,903	18	14,984	11,237	695,142
Other consumer	13,859	13	201	–	14,073

Total loans	$1,845,486	$5,738	$59,756	$11,237	$1,922,217

December 31, 2011
Construction	$172,557	$4,226	$17,512	$–	$194,295
Commercial real estate	780,600	6,619	17,882	–	805,101
Consumer real estate	57,123	649	23,891	–	81,663
Commercial and industrial	549,354	44	6,561	–	555,959
Other consumer	13,883	252	183		14,318

Total loans	$1,573,517	$11,790	$66,029	$–	$1,651,336

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

The above classifications follow regulatory guidelines and can generally be described as follows:

•	Pass and pass/watch loans are of satisfactory quality.

•

Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities, and possible reduction in the collateral values.

•

Substandard loans have an existing specific and well-defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts may be experiencing overdrafts. Immediate corrective action is necessary.

•	Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

Age analysis of past due loans, including loans acquired with deteriorated credit quality, as of the dates indicated is as follows (in thousands):

	December 31, 2012
	Greater Than 30 and Fewer Than 90 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:
Construction	$–	$751	$751	$163,292	$164,043
Commercial real estate	960	5,914	6,874	938,569	945,443
Consumer real estate	483	651	1,134	102,382	103,516

Total real estate loans	1,443	7,316	8,759	1,204,243	1,213,002
Other loans:
Commercial and industrial	671	2,197	2,868	692,274	695,142
Other consumer	25	54	79	13,994	14,073

Total other loans	696	2,251	2,947	706,268	709,215

Total loans	$2,139	$9,567	$11,706	$1,910,511	$1,922,217

	December 31, 2011
	Greater Than 30 and Fewer Than 90 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:
Construction	$–	$2,244	$2,244	$192,051	$194,295
Commercial real estate	4,458	3,463	7,921	797,180	805,101
Consumer real estate	1,925	1,739	3,664	77,999	81,663

Total real estate loans	6,383	7,446	13,829	1,067,230	1,081,059
Other loans:
Commercial and industrial	565	1,489	2,054	553,905	555,959
Other consumer	381	82	463	13,855	14,318

Total other loans	946	1,571	2,517	567,760	570,277

Total loans	$7,329	$9,017	$16,346	$1,634,990	$1,651,336

There were no loans past due 90 days or more that were still accruing interest at December 31, 2012 and 2011.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

The following is a summary of information pertaining to impaired loans, which consist primarily of nonaccrual loans, excluding loans acquired with deteriorated credit quality, as of the periods indicated (in thousands):

	December 31, 2012
	Recorded Investment	Contractual Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$48	$48	$–	$1,146	$3
Commercial real estate	1,864	1,984	–	2,478	30
Consumer real estate	534	534	–	639	2
Commercial and industrial	854	874	–	1,030	54
Other consumer	–	–	–	–	–

Total	$3,300	$3,440	$–	$5,293	$89

With an allowance recorded:
Construction	$751	$751	$176	$376	$14
Commercial real estate	3,339	3,367	548	1,855	47
Consumer real estate	644	644	765	819	9
Commercial and industrial	13,279	13,280	5,453	6,781	389
Other consumer	–	–	–	–	–

Total	$18,013	$18,042	$6,942	$9,831	$459

Total impaired loans:
Construction	$799	$799	$176	$1,522	$17
Commercial real estate	5,203	5,351	548	4,333	77
Consumer real estate	1,178	1,178	765	1,458	11
Commercial and industrial	14,133	14,154	5,453	7,811	443
Other consumer	–	–	–	–	–

Total	$21,313	$21,482	$6,942	$15,124	$548

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

	December 31, 2011
	Recorded Investment	Contractual Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,092	3,456	–	1,804	71
Consumer real estate	745	1,106	–	1,394	91
Commercial and industrial	1,207	1,233	–	1,221	38
Other consumer	82	83	–	67	2

Total	$7,370	$8,827	$–	$5,608	$202

With an allowance recorded:
Construction	$–	$–	$–	$–	$–
Commercial real estate	371	388	100	186	15
Consumer real estate	994	994	290	497	–
Commercial and industrial	282	282	282	141	14
Other consumer	–	–	–	–	–

Total	$1,647	$1,664	$672	$824	$29

Total impaired loans:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,463	3,842	100	1,990	86
Consumer real estate	1,739	2,100	290	1,892	91
Commercial and industrial	1,489	1,515	282	1,362	53
Other consumer	82	83	–	67	2

Total	$9,017	$10,489	$672	$6,433	$232

Also presented in the above table is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received under the cash basis method. In the table above, all interest recognized represents cash collected. The average balances are calculated based on the month-end balances of the financing receivables of the period reported.

A summary of information pertaining to nonaccrual loans as of December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Nonaccrual loans:
Construction	$806	$2,244
Commercial real estate	5,831	3,463
Consumer real estate	818	1,739
Commercial and industrial	13,556	1,489
Other consumer	72	82

	$21,083	$9,017

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

As of December 31, 2012 and 2011, the average recorded investment in nonaccrual loans was $8.2 million and $5.6 million, respectively. The amount of interest income that would have been recognized on nonaccrual loans based on contractual terms was $0.4 million, $0.3 million, and $0.3 million at December 31, 2012, 2011, and 2010, respectively.

ASC 310-30 Loans

The Company acquired certain loans in the CPB acquisition (see Note 3) that are subject to ASC 31030. ASC 310-30 provides recognition, measurement, and disclosure requirements for acquired loans that have evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the Company will be unable to collect all contractual amounts owed. The Company’s allowance for loan losses for all acquired loans subject to ASC 310-30 would reflect only those losses incurred after acquisition.

The carrying amount of the loans subject to ASC 310-30 acquired from CPB during 2011 is detailed in the following table as of the purchase date (in thousands):

Credit Impaired Loans
Contractually required principal and interest at acquisition	$25,981
Nonaccretable difference (expected losses and foregone interest)	7,546

Cash flows expected to be collected at acquisition	18,435
Accretable yield	1,528

Basis in acquired loans at acquisition	$16,907

The following is a summary of changes in the accretable yields of acquired loans for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Balance, beginning of period	$1,374	$–
Acquisition	–	1,528
Net transfers from nonaccretable difference to accretable yield	361	–
Accretion	(1,107)	(154)

Balance, end of period	$628	$1,374

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

Troubled Debt Restructurings

Information about the Company’s TDRs at December 31, 2012 and 2011, is presented in the following tables.

	Current	Greater Than 30 Days Past Due	Nonaccrual TDRs	Total Loans
Year Ended December 31, 2012
Real estate loans:
Construction	$47	$–	$–	$47
Commercial real estate	268	–	982	1,250
Consumer real estate	655	–	–	655

Total real estate loans	970	–	982	1,952
Other loans:
Commercial and industrial	384	–	–	384
Other consumer	–	–	–	–

Total other loans	384	–	–	384

Total loans	$1,354	$–	$982	$2,336

Year Ended December 31, 2011
Real estate loans:
Construction	$–	$–	$–	$–
Commercial real estate	–	–	–	–
Consumer real estate	979	–	–	979

Total real estate loans	979	–	–	979
Other loans:
Commercial and industrial	424	–	–	424
Other consumer	–	–	–	–

Total other loans	424	–	–	424

Total loans	$1,403	$–	$–	$1,403

The following table provides information on how the TDRs were modified during the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Maturity and interest rate adjustments	$609	$–
Movement to or extension of interest rate-only payments	1,333	979
Other concession(s)(1)	394	424

Total	$2,336	$1,403

(1)	Other concessions include concessions or a combination of concessions other than maturity extensions and interest rate adjustments.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

A summary of information pertaining to modified terms of loans, as of the date indicated, is as follows:

	As of December 31, 2012
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	1	$47	$47
Commercial real estate	2	1,250	1,250
Consumer real estate	3	655	655
Commercial and industrial	1	384	384
Other consumer	–	–	–

	7	$2,336	$2,336

	As of December 31, 2011
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	–	$–	$–
Commercial real estate	–	–	–
Consumer real estate	1	979	979
Commercial and industrial	1	424	424
Other consumer	–	–	–

	2	$1,403	$1,403

None of the performing TDRs as of December 31, 2012 and 2011 defaulted subsequent to the restructuring through the date the financial statements were available to be issued.

As of December 31, 2012 and 2011, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired or as a TDR.

7. Transfers and Servicing of Financial Assets

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $40.6 million and $37.4 million at December 31, 2012 and 2011, respectively.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

8. Premises and Equipment

Premises and equipment consisted of the following at December 31 (in thousands):

	2012	2011
Buildings and leasehold improvements	$30,716	$21,379
Land	8,940	5,046
Furniture, fixtures, and equipment	11,536	7,687
Construction in progress	3,475	2,377

Total premises and equipment	54,667	36,489
Less accumulated depreciation and amortization	7,600	4,854

Total premises and equipment, net	$47,067	$31,635

The Company recorded depreciation of $2.7 million, $1.7 million, and $1.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

9. Other Real Estate Owned

At December 31, 2012 and 2011, the Company had other real estate owned of $8.6 million and $8.0 million, respectively, from real estate acquired by foreclosure.

10. Goodwill and Other Acquired Intangible Assets

Changes to the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are provided in the following table (in thousands):

Balance at December 31, 2010	$4,200
Goodwill acquired during the year	608

Balance at December 31, 2011	4,808
Goodwill acquired during the year	–

Balance at December 31, 2012	$4,808

The goodwill acquired during the year ended December 31, 2011 was a result of the CPB acquisition discussed further in Note 3.

The Company performs an annual impairment test of goodwill as of October 1, or more often if indicators or conditions are present which require an assessment. The results of this test did not indicate impairment of the Company’s recorded goodwill.

At December 31, 2012 and 2011, the Company reported core deposit intangibles totaling $3.8 million and $4.0 million, net of accumulated amortization of $0.6 million and $0.4 million, respectively. The Company’s core deposit intangibles are being amortized over the estimated useful life of 12 years. The Company’s annual amortization expense totals $0.2 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively. There was no amortization expense for the year ended December 31, 2010.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

10. Goodwill and Other Acquired Intangible Assets (continued)

The estimated amortization expense for the core deposit intangible asset is as follows as of December 31, 2012 (in thousands):

2013	$249
2014	249
2015	249
2016	249
2017	249
2018 and thereafter	2,522

11. Investments in Real Estate Properties

During 2012 and 2011, the FNBC CDC purchased various affordable residential real estate properties in the New Orleans area for the purpose of making improvements to these properties and selling the properties. The Company’s cost basis (including the cost of improvements) in these residential real estate properties totaled $6.9 million and $6.7 million at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012 and 2011, the Company capitalized costs of $0.9 million and $1.0 million, respectively.

12. Investments in Tax Credit Entities

NMTC

Investment in Bank Owned CDE

In 2012, FNBC CDE received an allocation of $40.0 million, which will generate $15.6 million in tax credits. In 2011, FNBC CDE received an allocation of $28.0 million, which will generate $10.9 million in tax credits. The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury and is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments (QEIs) in a CDE. The CDE is required to invest the proceeds of each QEI in projects located in or benefitting low-income communities, which are generally defined as those census tracts with poverty rates greater than 20% and/or median family incomes that are less than or equal to 80% of the area median family income.

The credit provided to the investor totals 39% of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to 5% of the total amount invested in the project. For each of the remaining four years, the investor receives a credit equal to 6% of the total amount invested in the project. FNBC CDE received $68.0 million, of which $18.8 million was invested by the Company and $49.2 million was invested by outside lenders. These investments generated total NMTC of approximately $26.5 million, of which $4.5 million has been recognized by the Company through December 31, 2012. At December 31, 2012, the amount of NMTC, which will reduce the Company’s tax provision was $22.0 million. The NMTCs claimed by the Company, with respect to each QEI, remain subject to recapture over each QEI’s credit allowance period upon the occurrence of any of the following:

•	First NBC Community Development Fund, LLC does not invest substantially all (generally defined as 85%) of the QEI proceeds in qualified low income community investments;

•	First NBC Community Development Fund, LLC ceases to be a CDE; or

•	First NBC Community Development Fund, LLC redeems its QEI investment prior to the end of the current credit allowance period.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

12. Investments in Tax Credit Entities (continued)

At December 31, 2012 and 2011, none of the above recapture events had occurred, nor, in the opinion of management, are such events anticipated to occur in the foreseeable future. As of December 31, 2012, FNBC CDE has total assets of $69.2 million, consisting of cash of $27.9 million, loans of $41.0 million and other assets of $0.3 million, with liabilities of $0.1 million and capital of $69.1 million.

Investments in Non-Bank Owned CDEs

The Company is also a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved NMTC projects that are CDEs and that are not associated with FNBC CDE. These investments are accounted for using the cost method of accounting and are included in investment in tax credit entities in the accompanying consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Company is not considered the primary beneficiary. All of the Company’s investments in NMTC structures are privately held, and their market values are not readily available. Investments in CDEs are evaluated for impairment at the end of each reporting period. At December 31, 2012 and 2011, the Company had $35.0 million and $33.4 million, respectively, invested in these partnerships, of which $15.6 million was reimbursed by an outside lender. NMTC benefits recognized from these partnerships totaled $8.0 million and $6.8 million for the years ended December 31, 2012 and 2011, respectively. These investments generated NMTC of approximately $60.6 million, of which $18.9 million has been recognized by the Company through December 31, 2012. At December 31, 2012, the amount of NMTC, which will reduce the Company’s tax provision, was $41.7 million. Based on the structure of these transactions, the Company will recover its investment totaling $35.0 million solely through use of the tax credits that were generated by the investments. As such, these amounts will be amortized on a straight-line basis over the period over which the Company holds its investment (approximately seven years). The Company also made loans unrelated to the generation and use of tax credits related to these real estate projects totaling $64.1 million and $39.2 million at December 31, 2012 and 2011, respectively. These loans are subject to the Company’s normal underwriting criteria and all loans are performing according to their contractual term.

Low-Income Housing Tax Credits

The Company is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved Low-Income Housing investment tax credit projects. These investments are accounted for using the cost method of accounting and are included in investments in tax credit entities in the accompanying consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Company is not considered the primary beneficiary. All of the Company’s investments in limited partnerships are privately held, and their market values are not readily available. Investments in low-income housing partnerships are evaluated for impairment at the end of each reporting period. At December 31, 2012 and 2011, the Company had $25.3 million and $26.6 million, respectively, invested in these partnerships which are expected to generate Low-Income Housing tax credits of approximately $35.8 million. Tax benefits recognized from these partnerships totaled $2.5 million and $2.8 million for the years ended December 31, 2012 and 2011, respectively. Based on the structure of these transactions, the Company will recover its remaining investments of $25.3 million at December 31, 2012, solely through use of the tax credits that were generated by the investments. As such, this amount will be amortized on a straight-line basis over the period for which the Company maintains its 99.9% interest in the property (approximately 15 years). The Company also made loans unrelated to the generation and use of tax credits related to these real estate projects totaling $42.2 million and $32.6 million at December 31, 2012 and 2011, respectively. These loans are subject to the Company’s normal underwriting criteria and all loans are performing according to their contractual terms.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

12. Investments in Tax Credit Entities (continued)

Federal Historic Tax Credits

The Company is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved Historic tax credit projects. These investments are accounted for using the cost method of accounting and are included in investments in tax credit entities in the accompanying consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Company is not considered the primary beneficiary. All of the Company’s investments in limited partnerships are privately held, and their market values are not readily available. Investments in Historic tax credit partnerships are evaluated for impairment at the end of each reporting period. At December 31, 2012 and 2011, the Company had $7.1 million invested in these partnerships. Tax benefits attributed to these partnerships include Historic tax credits, which totaled $3.2 million and $2.4 million for the years ended December 31, 2012 and 2011, respectively. These investments generated Historic tax credits of approximately $8.5 million. The Company did not make any loans related to these real estate projects. Based on the structure of these transactions, the Company will recover its investments totaling $7.1 million at December 31, 2012 solely through use of the tax credits that were generated by the investments. As such, these amounts will be amortized on a straight-line basis over the period during which the Company retains its 99.9% interest in the property (approximately 10 years).

13. Deposits

Interest-bearing deposits at December 31, 2012 and 2011 consisted of the following (in thousands):

	2012	2011
Savings	$45,295	$40,380
Money market accounts	410,928	398,838
Negotiable order of withdrawal (NOW) accounts	437,542	258,073
Certificates of deposit over $100,000	698,007	534,741
Certificates of deposit under $100,000	437,218	448,555

	$2,028,990	$1,680,587

The certificates of deposit mature as follows as of December 31, 2012 (in thousands):

2013	$630,099
2014	169,639
2015	219,578
2016	36,309
2017	78,139
Thereafter	1,461

$1,135,225

14. Short-Term Borrowings

The following is a summary of short-term borrowings at December 31 (in thousands):

	2012	2011
FNBB	$21,800	$–

Total short-term borrowings	$21,800	$–

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

14. Short-Term Borrowings (continued)

The short-term borrowings at December 31, 2012 consisted of federal funds purchased with a maturity of one day and an interest rate of 0.95%. There were no short-term borrowings at December 31, 2011. These borrowings were repaid in January 2013.

The following is a summary of unused lines of credit at December 31 (in thousands):

	2012	2011
FNBB	$30,000	$30,000
JPMorgan Chase	30,000	15,000
FHLB	338,032	267,990
PNC Bank	15,000	15,000

Total unused lines of credit	$413,302	$327,990

The FHLB line of credit at December 31, 2012, is subject to a blanket pledge of $481.8 million of real estate loans and a custody pledge of $49.9 million of real estate loans. The FHLB line of credit at December 31, 2011, was subject to a blanket pledge of $335.4 million of real estate loans and a custody pledge of $79.6 million of real estate loans.

15. Long-Term Borrowings

The following is a summary of long-term borrowings at December 31 (in thousands):

	2012	2011
FNBB	$220	$330
Credit Suisse Securities (USA) LLC	55,000	55,000
FHLB	–	1,515
Comerica	20,000	–

Total long-term borrowings	$75,220	$56,845

Long-term borrowings from FNBB consist of borrowings by the Employee Stock Ownership Trust in order to purchase 50,000 shares of Bank stock for $550,000 on December 31, 2009. Under GAAP, these borrowings are required to be recorded on the Bank’s balance sheet, with an offsetting entry to additional paid-in capital. These borrowings mature on December 22, 2014, and bear interest at a floating rate equal to the Wall Street Journal Prime rate, which was 3.25% at December 31, 2012 and 2011. These borrowings are subject to a pledge of 20,000 and 30,000 shares of the Bank’s stock, owned by the Trust, at December 31, 2012 and 2011, respectively.

Long-term borrowings from Credit Suisse consist of two borrowings by the Company. A $15 million borrowing matures on October 19, 2014, and bears interest at a floating rate equal to 2.03% minus the greater of 3-month USD LIBOR less 1.50% or 0%, and was 2.03% at December 31, 2012 and 2011. A $40 million borrowing matures on June 21, 2015, and bears interest at a floating rate equal to 2.83% minus the greater of three-month USD LIBOR less 2.00% or 0%, and was 2.83% at December 31, 2012. These borrowings are subject to a pledge of mortgage-backed securities with a market value of $73.8 million and $68.1 million at December 31, 2012 and 2011, respectively.

During 2012, the long-term borrowings from the FHLB that were acquired with the purchase of CPB were paid.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

15. Long-Term Borrowings (continued)

On December 31, 2012, the Company entered into a long-term borrowing agreement with Comerica. The borrowing matures on December 31, 2014, and bears interest at a floating LIBOR rate that was 4.31% at December 31, 2012 with payments due in quarterly installments beginning on April 1, 2013. These borrowings are secured by a pledge of the Company’s common stock and a demand deposit account held at Comerica.

Principal payments by year on these borrowings are as follows (in thousands):

2013	$2,253
2014	32,967
2015	40,000
2016	–
2017	–
Thereafter	–

$75,220

16. Repurchase Agreements

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature one day after the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The carrying value of the securities pledged as collateral for the repurchase agreements was $32.7 million and $26.8 million at December 31, 2012 and 2011, respectively.

17. Derivative – Interest Rate Swap Agreement

As part of its activities to manage interest rate risk due to interest rate movements, the Company entered into a delayed interest rate swap in April 2012 to manage exposure to future interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. The Company entered this interest rate swap agreement to convert a portion of its forecasted variable-rate debt to a fixed rate, which is a cash flow hedge of a forecasted transaction. The notional amount in the derivative contract is $115 million. The Company will receive payments from the counterparty at three-month LIBOR and make payments to the counterparty at a fixed rate of 2.88% on the notional amount. The cash flow payments on the derivative begin January 2015 and terminate January 2022. There were no derivative contracts as of and for the year ended December 31, 2011.

Because the swap agreement used to manage interest rate risk has been designated as hedging exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative by utilizing the dollar offset approach and a measurement approach for determining the ineffective aspect of the hedge through the variable cash flows methods upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk.

For interest rate swap agreements that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. The Company had no such agreements as of and for the years ended December 31, 2011.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

17. Derivative – Interest Rate Swap Agreement (continued)

For the year ended December 31, 2012, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2012, no amount of the derivative will mature within the next 12 months. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next 12 months for derivatives that will be settled.

At December 31, 2012, and for the year then ended, a loss of $4.5 million (net of income taxes) has been recognized in other comprehensive income. The fair value of the derivative liability of $6.9 million as of December 31, 2012 has been recognized in derivative instruments in the accompanying consolidated balance sheets. No amounts of gains or losses have been reclassified from accumulated comprehensive income nor have any amounts of gains or losses been recognized due to ineffectiveness of a portion of the derivative.

Pursuant to the interest rate swap agreement, the Company pledged collateral to the counterparties in the form of investment securities totaling $13.5 million (with a fair value at December 31, 2012 of $13.7 million), which has been presented gross in the Company’s balance sheet. There was no collateral posted from the counterparties to the Company as of December 31, 2012.

18. Income Taxes

The income tax benefit on the income from operations for the years ended December 31, 2012, 2011, and 2010 was as follows (in thousands):

	2012	2011	2010
Current tax benefit	$–	$–	$–
Deferred tax benefit	(7,565)	(5,407)	147

Total tax benefit	$(7,565)	$(5,407)	$147

The amount of taxes in the accompanying consolidated statements of income is different from that expected using federal income tax rates as shown below (in thousands):

	Year Ended December 31
	2012	2011	2010
Federal tax expense at statutory rates	$7,481	$5,019	$3,471
Tax credits	(17,100)	(13,142)	(4,455)
Tax credit-basis reduction	2,767	3,112	1,291
Tax-exempt income	(655)	(509)	(395)
Change in deferred rate	–	293	–
Disallowed interest expense	99	101	95
Other	(157)	(281)	140

Income tax (benefit) expense	$(7,565)	$(5,407)	$147

As previously discussed, the Company earns NMTC, Historic, and Low-Income Housing tax credits, which reduce the Company’s federal income tax liability or create a carryforward as applicable. In addition, the Company is also required to reduce its tax basis of the investment in certain of the projects that generated the NMTC or Historic tax credit, by the amount of the credit generated in that year.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

18. Income Taxes (continued)

The components of the Company’s deferred tax assets and liabilities as of December 31 are presented below (in thousands):

	December 31
	2012	2011
Deferred tax assets:
Loan loss reserve	$9,397	$6,343
Tax credit carryforwards	37,353	19,907
NOL carryforward	4,030	5,229
Stock-based compensation	436	261
Deferred compensation	91	221
Securities available for sale	1,563	–
Other real estate	269	203
Basis difference in assumed liabilities	1,701	1,701
Other	355	1,265

Total deferred tax assets	55,195	35,130

Deferred tax liabilities:
Fixed assets	5,867	5,012
Deferred loan costs	4,414	3,139
Securities available for sale	–	952
Amortizable costs	1,697	1,414
State tax credits	669	511
Investments in tax credit entities	25,789	17,433
Other	170	146

Total deferred tax liabilities	38,606	28,607

Net deferred tax assets	$16,589	$6,523

In the opinion of management, no valuation allowance was required for the net deferred tax assets at December 31, 2012 and 2011, as the amounts will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies.

As of December 31, 2012, the Company’s net operating loss (NOL) carryforwards were $11.5 million with expiration dates beginning December 2027 through December 2032.

As of December 31, 2012, the Company’s tax credit carryforwards were $37.4 million with expiration dates beginning December 2026 through December 2032.

The Company recognized $11.4 million, $7.9 million, and $2.8 million in NMTC in its consolidated income tax provision for the years ended December 31, 2012, 2011, and 2010, respectively. The Company recognized $2.5 million, $2.8 million, and $0.5 million in Low-Income Housing tax credits in its consolidated income tax provision for the years ended December 31, 2012, 2011, and 2010, respectively. The Company recognized $3.2 million, $2.2 million and $0.9 million in Historic tax credits in its consolidated income tax provision for the years ended December 31, 2012, 2011, and 2010, respectively. These tax credits are subject to certain general business tax credit limitations, as well as the alternative minimum tax calculation.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

19. Stockholders’ Equity

Senior Preferred Stock

In March 2009, the Company issued 17,836 shares of senior preferred stock, Series A, to the U.S. Treasury (the Treasury) under the Capital Purchase Program (CPP) established under the Troubled Asset Relief Program (TARP) that was created as part of the Emergency Economic Stabilization Act of 2008 (EESA). The preferred shares were issued with no par value and had a liquidation amount of $1,000 per share. The Treasury also received a warrant to purchase 892 shares of senior cumulative preferred stock, Series B, at an exercise price of $0.01 per share. The Treasury exercised the warrant to purchase senior cumulative preferred stock, Series B, simultaneously with the purchase of the Series A preferred stock. The aggregate proceeds were $17.8 million and approximately $17.0 million was allocated to the initial carrying value of the Series A preferred stock and $0.8 million to the warrant, based on their relative estimated fair values on the issue date. The costs of issuance of the instruments of approximately $43,000 were charged against stockholders’ equity. The total capital raised through this issue qualified as Tier 1 regulatory capital and was used in calculating all regulatory capital ratios while outstanding.

Series A preferred stock dividends were payable quarterly at a 5% annual rate on the per share liquidation amount for the first five years and 9% thereafter. Series B preferred stock dividends were payable quarterly at a 9% annual rate on the per share liquidation amount. The Company could redeem the preferred stock from the Treasury at any time without penalty, subject to the Treasury’s consultation with the Company’s primary federal regulatory agency.

Under the terms of the preferred stock, the Company was restricted from paying cash dividends without the permission of the Treasury and also was limited regarding certain aspects of the compensation of its CEO.

On June 30, 2011, the Company sold approximately $20.6 million of convertible perpetual preferred stock, Series C. The Series C preferred stock has an aggregate liquidation preference of approximately $20.6 million and qualifies as Tier 1 regulatory capital and can be used in calculating all regulatory capital ratios. Each share of Series C preferred stock is convertible at the option of the holder, except in certain circumstances when regulatory approval is necessary, into one share of common stock. The Series C preferred stock ranks pari passu with the common stock with respect to the payment of dividends.

On August 4, 2011, the Company sold approximately $37.9 million of senior noncumulative perpetual preferred stock, Series D, to the Treasury, pursuant to the Small Business Lending Fund program (SBLF). The Series D preferred stock has an aggregate liquidation preference of approximately $37.9 million and qualifies as Tier 1 regulatory capital and can be used in calculating all regulatory capital ratios.

The terms of the Series D preferred stock provide for payment of noncumulative dividends on a quarterly basis beginning October 3, 2011. The dividend rate, as a percentage of the liquidation amount, fluctuates, while the Series D preferred stock is outstanding based upon changes in the level of qualified small business lending (QSBL) by the Company from its average level of QSBL at each of the four quarter-ends leading up to June 30, 2010 (Baseline), as follows:

Dividend Period		Annualized Dividend Rate
Beginning	Ending
August 4, 2011	September 30, 2011	1.535%
October 1, 2011	December 31, 2011	1.000%
January 1, 2012	March 31, 2012	1.000%
April 1, 2012	June 30, 2012	1.000%
July 1, 2012	December 31, 2013	1.000% to 5.000%
January 1, 2014	February 3, 2016	1.000% to 7.000%
February 4, 2016	Redemption	9.000%

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

19. Stockholders’ Equity (continued)

In addition to the applicable dividend rates described above, beginning on January 1, 2014, and on all dividend payment dates thereafter ending on April 1, 2016, the Company will be required to pay a quarterly lending incentive fee of 0.5% of the liquidation value if the Company fails to increase the level of QSBL compared to the Baseline.

As long as shares of Series D preferred stock remain outstanding, the Company may not pay dividends to common shareholders (nor may the Company repurchase or redeem any shares of common stock) during any quarter in which the Company fails to declare and pay dividends on the Series D preferred stock and for the next three quarters following such failure. In addition, under the terms of the Series D preferred stock, the Company may only declare and pay dividends on common stock (or repurchase shares of common stock) if, after payment of such dividend, the dollar amount of Tier 1 capital would be at least 90% of Tier 1 capital as of August 4, 2011, excluding charge-offs and redemptions of the Series D preferred stock (Tier 1 dividend threshold). Beginning January 1, 2014, the Tier 1 dividend threshold is subject to reduction based upon the extent by which, if at all, the QSBL at September 30, 2013, has increased over the Baseline.

The Company may redeem the Series D preferred stock at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends, subject to the approval of the Company’s primary federal regulatory agency.

In August 2011, the Company entered into a repurchase letter agreement with the Treasury, pursuant to which the Company redeemed, out of the proceeds of the issuance of the Series D preferred stock, all 17,836 outstanding shares of its Series A preferred stock and 892 outstanding shares of its Series B preferred stock, for an aggregate redemption price of approximately $18.7 million. As a result of the redemption of the Series A preferred stock and the Series B preferred stock, the Company accelerated the net amortization of the discount/premium recorded at issuance on the two series of preferred stock. The accelerated net amortization was approximately $0.5 million and has been reflected as a dividend to preferred shareholders and included as a deduction to income available from common shareholders.

20. Capital Requirements and Other Regulatory Matters

Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the accompanying consolidated financial statements of the Company and the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and to maintain minimum amounts and ratios of Tier 1 capital to average assets. Management believes, as of December 31, 2012 and 2011, that the Company and the Bank met all capital adequacy requirements to which they are subject.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

20. Capital Requirements and Other Regulatory Matters (continued)

The most recent notification from the FDIC categorized the Bank as “well capitalized” under the FDIC’s regulatory framework for prompt corrective action. To be categorized as well capitalized, an insured depository institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. At December 31, 2012 and 2011, management believes that the Bank has met the ratios for being considered well-capitalized. The Company and the Bank’s actual capital amounts and ratios as of December 31 were as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012
Tier 1 leverage capital:
First NBC Bank
Holding Company	$243,791	9.04%	$107,814	4.00%	N/A	N/A
First NBC Bank	256,848	9.91%	103,704	4.00%	129,630	5.00%
Tier 1 risk-based capital:
First NBC Bank
Holding Company	243,791	11.26%	86,592	4.00%	N/A	N/A
First NBC Bank	256,848	11.88%	86,457	4.00%	129,686	6.00%
Total risk-based capital:
First NBC Bank
Holding Company	270,810	12.51%	173,184	8.00%	N/A	N/A
First NBC Bank	283,867	13.13%	172,914	8.00%	216,143	10.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011
Tier 1 leverage capital:
First NBC Bank
Holding Company	$218,436	10.69%	$81,754	4.00%	N/A	N/A
First NBC Bank	215,818	10.57%	81,655	4.00%	102,069	5.00%
Tier 1 risk-based capital:
First NBC Bank
Holding Company	218,436	12.02%	72,689	4.00%	N/A	N/A
First NBC Bank	215,818	11.88%	72,658	4.00%	108,987	6.00%
Total risk-based capital:
First NBC Bank
Holding Company	236,656	13.02%	145,378	8.00%	N/A	N/A
First NBC Bank	234,038	12.88%	145,316	8.00%	181,645	10.00%

21. Warrants

In connection with their financing of the start-up activities of the Company, the organizing shareholders of the Company received warrants for 162,500 shares of common stock with an exercise price of $10 per share. The

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

21. Warrants (continued)

warrants are exercisable immediately and have an expiration date of 10 years. No charge was made to income in connection with the warrants. In connection with the acquisition of Dryades Bancorp, Inc. in 2010, the Company issued 87,509 warrants at $19.50 per share.

22. Stock-Based Compensation

The Company has various types of stock-based compensation plans. These plans are administered by the Human Resources Committee of the Board of Directors, which selects persons eligible to receive awards and approves the number of shares and/or options subject to each award, the terms, conditions, and other provisions of the awards.

Restricted Stock

The Company granted 460,000 shares of restricted stock on August 2, 2005, 9,000 shares on February 25, 2010, and 16,667 shares on February 24, 2011. 485,667 shares were vested as of December 31, 2012 and 2011. The compensation expense related to these stock awards that is included in salaries and benefits expense has been calculated based upon an independent valuation of the restricted stock as of the grant date. The expense has been calculated by amortizing the fair value of each award over its respective vesting period (60 months for the 2005 awards and upon repayment of TARP (which occurred on August 4, 2011) for the 2010 and 2011 awards). There was no compensation expense related to these grants in 2012. In 2011 and 2010, total compensation expense related to these grants was $0.3 million and $0.7 million, respectively. At December 31, 2012 and 2011, there was no unrecognized compensation cost related to nonvested restricted stock. The fair value of the restricted stock was estimated as of the date of its commitment by independent third-party valuation professionals using various valuation models, all of which were based on projections of the Company’s future earnings and growth capabilities. The models also used certain peer bank data. In addition, the valuation models considered a discount for lack of marketability since there is no public market available for the shares. The original grant date fair value of the restricted stock was $2.81 per share.

Effective January 1, 2009, the Company and the executives agreed to revise the restricted stock agreement to start vesting on May 19, 2006 (the opening date of the Bank) and to vest over the next 60 months, ending in April 2011. Using the value of the restricted stock on May 19, 2006 of $5.20, the Company began amortizing the total change in the unvested shares over the 29-month remaining life of the agreements as revised.

Stock Options

The Company issues stock options to directors, officers, and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The weighted-average contractual term of options outstanding, including exercisable options, was approximately seven years. Unrecognized compensation cost related to nonvested stock options was approximately $2.1 million, $0.8 million, and $79,000 for the years ended December 31, 2012, 2011, and 2010, respectively, and is expected to be recognized through 2017. No options have been exercised to date.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

22. Stock-Based Compensation (continued)

The Company uses the Black-Scholes option pricing model to estimate the fair value of the stock options awards. The following weighted-average assumptions were used for option awards granted during the years ended December 31 of the periods indicated:

	2012	2011	2010
Expected dividend yield	0.00%	0.00%	0.00%
Weighted-average expected volatility	35.33%	31.50%	36.00%
Weighted-average risk-free interest rate	1.25%	2.87%	2.81%
Expected option term (in years)	6.3	6.0	6.0
Contractual term (in years)	10	10	10
Weighted-average grant date fair value	$5.49	$4.33	$4.21

The assumptions above are based on multiple factors, primarily the historical stock option patterns of a group of publicly traded peer banks based in the southeastern United States.

The amortization of stock-based compensation reflects estimated forfeitures and will be adjusted for actual forfeiture experience as it occurs in future periods. The following table represents the activity related to stock options for the years ended December 31:

	2012			2011			2010
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value
Options outstanding, January 1	443,658	$11.11	$3.39	215,000	$10.04	$2.51	220,000	$10.00	$2.47
Granted	378,692	14.69	5.49	229,657	12.25	4.33	5,000	10.60	4.21
Exercised	–	–	–	–	–	–	–	–	–
Forfeited or expired	13,333	14.43	5.27	999	12.23	4.33	10,000	10.43	5.41
Options outstanding, December 31	809,017	11.81	4.02	443,658	11.11	3.39	215,000	10.04	2.51
Options exercisable, December 31	289,444	10.60	2.89	270,599	10.53	2.77	203,889	10.02	2.26

During 2012, 2011 and 2010, the Company issued 7,819, 16,667 and 9,000, shares of restricted stock, respectively, to the Chief Executive Officer as a bonus allowed under TARP in connection with the annual compensation plan.

23. Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which are recorded when they are funded. Such commitments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the accompanying consolidated financial statements.

At December 31, 2012 and 2011, the Company had made various commitments to extend credit of $348.6 million and $258.6 million, respectively. The Company’s management does not anticipate any material loss as a result of these transactions.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

23. Financial Instruments With Off-Balance-Sheet Risk (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary upon extension of credit, is based on management’s credit evaluation of the counterparty.

Standby letters of credit represent commitments by the Company to meet the obligations of certain customers, if called upon. These financial instruments are considered guarantees in accordance with ASC 460. Outstanding standby letters of credit as of December 31, 2012, were $92.2 million and expire between 2013 and 2040. Outstanding standby letters of credit as of December 31, 2011, were $74.8 million and expire between 2012 and 2040. Net unamortized fees related to letters of credit origination were $54,000 and $0.2 million in 2012 and 2011, respectively. Net unamortized costs related to letters of credit origination were $0.4 million and $0.3 million in 2012 and 2011, respectively.

24. Commitments and Contingencies

The Company leases certain branch offices through noncancelable operating leases with terms that range from one to 30 years, with renewal options thereafter. Certain leases have escalation clauses and renewal options ranging from one to 59 years. Rent expense was approximately $3.4 million, $2.7 million, and $2.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

At December 31, 2012, the minimum annual rental payments to be made under the noncancelable leases are as follows (in thousands):

Year ending December 31:
2013	$3,110
2014	2,956
2015	2,818
2016	2,835
2017	2,843
Thereafter	43,095

$57,657

Off-Balance-Sheet Arrangements

In the normal course of business, the Company enters into various transactions that are not included in the accompanying consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers. Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on the Company’s financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open-end lines secured by one to four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans,

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

24. Commitments and Contingencies (continued)

business lines of credit, and other unused commitments. Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company minimizes its exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on the Company’s revenues, expenses, cash flows, and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

The following is a summary of the total notional amount of loan commitments and standby letters of credit outstanding at December 31 (in thousands):

	2012	2011
Standby letters of credit	$92,274	$74,811
Unused loan commitments	256,294	183,758

	$348,568	$258,569

25. Related-Party Transactions

In the ordinary course of business, the Company makes loans to and holds deposits for directors and executive officers of the Company and their associates.

The amounts of such related-party loans were $66.6 million and $65.8 million at December 31, 2012 and 2011, respectively. During 2012, $17.0 million in related-party loans were funded and $16.2 million were repaid. None of the related-party loans were classified as nonaccrual, past due, restructured, or potential problem loans at December 31, 2012 or 2011. The amounts of such related-party deposits were $16.1 million and $14.6 million at December 31, 2012 and 2011, respectively. Included in the above related parties is a pension plan with which the Company shares a common director.

The Company leases a building from a partnership that is owned by two directors of the Company. The Company paid approximately $0.2 million in rent expense related to this lease for the years ended December 31, 2012, 2011, and 2010. The lease also includes options for multiple five-year term extensions beyond the original lease expiration of October 2004, provided there were no defaults of material lease provisions by the lessee. The Company exercised an option to extend the lease for an additional five years in October 2009. The Company also leased a building from the pension plan that shares a common director with the Company. The Company paid approximately $44,000 in rent expense related to this lease for the year ended December 31, 2012.

26. Employee Benefits

401(k) Profit-Sharing Plan

The Company participates in a contributory retirement and savings plan (the Plan), which covers substantially all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employer contributions to the Plan are based on the participants’ contributions, with an additional discretionary contribution as

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

26. Employee Benefits (continued)

determined by the Board of Directors. Company contributions under the Plan were approximately $0.9 million, $0.4 million, and $0.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. The Company pays all expenses associated with the Plan.

Employee Stock Ownership Plan

The Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP), which was adopted in 2009 and includes the purchase of 50,000 shares of First NBC Bank Holding Company stock at $11 per share. The leveraged ESOP allocates shares annually to eligible employee participants pro rata based on compensation, beginning on December 31, 2010. All participants vest in the annual allocations at 20% per year. The Company recognized compensation expense with respect to the ESOP of $0.2 million, $0.1 million, and $0.1 million for the years ended December 31, 2012, 2011, and 2010, respectively. The Company pays all expenses associated with the ESOP.

27. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures, clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

27. Fair Value of Financial Instruments (continued)

Securities are classified within Level 1 when quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples include certain available-for-sale securities. The Company’s investment portfolio did not include Level 3 securities as of December 31, 2012 and 2011. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy, based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

		December 31, 2012 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities	$486,399	$–	$486,399	$–

Liabilities
Derivative instruments	$6,854	$–	$6,854	$–

		December 31, 2011 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities	$326,489	$–	$326,489	$–

Liabilities
Derivative instruments	$–	$–	$–	$–

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

27. Fair Value of Financial Instruments (continued)

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands).

		December 31, 2012 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Loans	$21,313	$–	$–	$21,313
OREO	5,434	–	–	5,434

	$26,747	$–	$–	$26,747

		December 31, 2011 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Loans	$9,071	$–	$–	$9,071
OREO	7,008	–	–	7,008

	$16,079	$–	$–	$16,079

In accordance with ASC Topic 310, the Company records loans and other real estate considered impaired at fair value. Impaired loans are Level 3 assets measured using appraisals from external parties of the collateral, less any prior liens primarily using the market or income approach.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2012 and 2011.

ASC 820 requires the disclosure of the fair value for each class of financial instruments for which it is practicable to estimate. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

27. Fair Value of Financial Instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and Cash Equivalents and Short-Term Investments

The carrying amounts of these short-term instruments approximate their fair values.

Investment Securities

Securities are classified within Level 1 where quoted market prices are available in the active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Inputs include securities that have quoted prices in active markets for identical assets.

Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate commercial real estate, commercial loans, and consumer loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms and borrowers of similar credit quality. Fair value of mortgage loans held for sale is based on commitments on hand from investors or prevailing market rates. The fair value associated with the loans includes estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which would be classified as Level 3 of the hierarchy.

Bank-Owned Life Insurance

The carrying amounts of the bank-owned life insurance policies approximate their fair values.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The fair value of the Company’s deposits would, therefore, be categorized within Level 3 of the fair value hierarchy.

Short-Term Borrowings and Repurchase Agreements

The carrying amounts of these short-term instruments approximate their fair values.

Long-Term Borrowings

The fair values of long-term borrowings are estimated using discounted cash flows analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company’s long-term debt would, therefore, be categorized within Level 3 of the fair value hierarchy.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

27. Fair Value of Financial Instruments (continued)

Derivative Instruments

Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. The derivative instruments are classified within Level 2 of the fair value hierarchy.

The estimated fair values of the Company’s financial instruments were as follows as of December 31 (in thousands):

		Fair Value Measurements at December 31, 2012
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$43,380	$43,380	$43,380	$–	$–
Short-term investments	9,541	9,541	9,541	–	–
Investment securities available for sale	486,399	486,399	–	486,399	–
Loans and loans held for sale	1,948,077	1,939,622	–	–	1,939,622
Cash surrender value of bank-owned life insurance	25,506	25,506	–	25,506	–
Financial Liabilities:
Deposits, noninterest-bearing	239,538	239,538	–	239,538	–
Deposits, interest-bearing	2,028,990	2,035,696	–	–	2,035,696
Short-term borrowings and repurchase agreements	58,087	58,087	–	58,087	–
Long-term borrowings	75,220	77,870	–	–	77,870
Derivative instruments	6,854	6,854	–	6,854	–

		Fair Value Measurements at December 31, 2011
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$32,489	$32,489	$32,489	$–	$–
Short-term investments	34,882	34,882	34,882	–	–
Investment securities available for sale	326,489	326,489	–	326,489	–
Loans and loans held for sale	1,657,110	1,634,886	–	–	1,634,886
Cash surrender value of bank-owned life insurance	24,756	24,756	–	24,756	–
Financial Liabilities:
Deposits, noninterest-bearing	221,423	221,423	–	221,423	–
Deposits, interest-bearing	1,680,587	1,689,202	–	–	1,689,202
Short-term borrowings and repurchase agreements	17,976	17,976	–	17,976	–
Long-term borrowings	56,845	59,966	–	–	59,966

COMPANY NAME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Parent Company Only Financial Statements

Financial statements of First NBC Bank Holding Company (parent company only) are shown below. The parent company has no significant operating activities.

Balance Sheets

	December 31
	2012	2011
	(In Thousands)
Assets
Cash and due from banks	$3,709	$1,843
Intangible assets	841	841
Investments in subsidiaries	260,618	218,608
Other assets	3,157	912

Total assets	$268,325	$222,204

Liabilities and stockholders’ equity
Long-term borrowings	$20,220	$330
Other liabilities	4	4

Total liabilities	20,224	334

Total shareholders’ equity	248,101	221,870

Total liabilities and shareholders’ equity	$268,325	$222,204

Statements of Income

	Year Ended December 31
	2012	2011	2010
	(In Thousands)
Interest income:	$–	$–	$1
Interest expense	11	14	18

Net interest income	(11)	(14)	(17)

Provision for loan losses	–	–	–

Net interest income after provision for loan losses	(11)	(14)	(17)

Noninterest income	29,227	19,571	10,271
Noninterest expense	431	188	300
Income before income taxes	28,785	19,369	9,954
Income tax benefit	(155)	(71)	(108)

Net income	28,940	19,440	10,062
Less preferred dividends and discount accretion	510	1,372	1,150

Income available to common shareholders	$28,430	$18,068	$8,912

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

28. Parent Company Only Financial Statements (continued)

Statements of Cash Flows

	Year Ended December 31
	2012	2011	2010
	(In Thousands)
Operating activities
Net income	$28,940	$19,440	$10,062
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Net income of subsidiaries	(29,126)	(19,571)	(10,271)
Deferred tax benefit	(155)	(71)	(108)
Stock compensation	97	715	985
Changes in operating assets and liabilities:
Change in other assets	(2,090)	(762)	128
Change in other liabilities	–	3	(108)

Net cash (used in) provided by operating activities	(2,334)	(246)	688

Investing activities
Capital contributed to subsidiary	(16,600)	(67,508)	(32,223)

Net cash used in investing activities	(16,600)	(67,508)	(32,223)

Financing activities
Proceeds from long-term borrowings	20,000	–	–
Repayment of borrowings	(110)	(110)	(110)
Repayment of preferred stock	–	(18,685)	–
Proceeds from sale of preferred stock, net of offering costs	–	58,518	–
Proceeds from sale of common stock, net of offering costs	1,420	30,430	31,479
Dividends paid	(510)	(792)	(972)

Net cash provided by financing activities	20,800	69,361	30,397

Net change in cash, due from banks, and short-term investments	1,866	1,607	(1,138)
Cash, due from banks, and short-term investments at beginning of period	1,843	236	1,374

Cash, due from banks, and short-term investments at end of period	$3,709	$1,843	$236

4,166,667 Shares

Common Stock

PROSPECTUS

                    , 2013

SANDLER O’NEILL + PARTNERS, L.P.	Keefe, Bruyette & Woods A Stifel Company

Sterne Agee

FIG Partners LLC	Monroe Financial Partners

Through and including                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock, $1.00 par value, are as follows:

SEC registration fee	$15,686
FINRA filing fee	$15,750
Nasdaq listing fees and expenses	$25,000
Transfer agent and registrar fees and expenses	$6,000	*
Printing fees and expenses	$200,000	*
Legal fees and expenses	$650,000	*
Underwriter expenses	$1,025,000	*
Accounting expenses	$500,000	*
Miscellaneous expenses	$100,000	*

Total	$2,537,436	*

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 83 of the Louisiana Business Corporation Law (“LBCL”) provides that a Louisiana corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include attorney fees, judgments, fines, amounts paid in settlement and other expenses actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Certain additional limitations apply with respect to indemnification related to actions advanced by or in the right of the corporation. Where a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against expenses actually and reasonably incurred in connection with such matter. Section 83 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of the final disposition if approved by the board of directors and accompanied by an undertaking by the indemnified party to repay such amounts if it is later determined that he is not entitled to indemnification. Section 83 also authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. The indemnification and expense advancement provisions contained in Section 83 are not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, shareholder or director authorization or otherwise.

In addition to the indemnification provided by the LBCL, Article VI of our articles of incorporation provides that we will indemnify our directors and officers from and against any and all expenses, liabilities or other matters covered by Section 83 of the LBCL, both as to action in an official capacity and in another capacity while holding office. Our articles of incorporation provide for mandatory advancement of expenses of directors and officers, so long as we receive (i) a written affirmation from the director or officer of his good faith belief that he has satisfied the standard of conduct necessary for indemnification under the LBCL and (ii) an undertaking by or on behalf of the director or officer to repay all amounts advanced if it is later determined that he is not entitled to indemnification. Under our articles of incorporation, we are not obligated to reimburse the amount of any settlement involving a director or officer unless we have agreed to the settlement. If any director or officer refuses to enter into a settlement that is reasonably satisfactory to us, then our indemnification obligation will be limited to the total amount of the proposed settlement and the expenses incurred by such person prior to the time that the settlement could reasonably have been effected. Our articles of incorporation permit, but do not require, us to grant rights to indemnification and advancement of expenses to any of our employees or agents, or those of any of our subsidiaries, to the fullest extent of the LBCL. Our articles of incorporation do not limit our ability to provide for additional rights to indemnification or advancement of expenses through our bylaws, a resolution of shareholders or directors, an agreement or otherwise, as long as those rights are consistent with the LBCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

On March 20, 2009, in connection with our participation in the Department of the Treasury’s Capital Purchase Program, we sold to the Treasury 17,836 shares of our Series A preferred stock and 892 shares of our Series B preferred stock generating gross subscription proceeds of $17,836,000. Between June and September 2010, we sold 1,354,628 shares of our common stock in a private offering to accredited investors, generating gross subscription proceeds of approximately $15,846,012. At the end of September 2010, we completed a private offering of 1,416,761 shares of our common stock to institutional investors, generating gross subscription proceeds of approximately $16,292,752. In January 2011, we completed a private sale of 533,333 shares of our common stock to an institutional investor, generating gross subscription proceeds of approximately $6,399,996. Between June 2011 and December 2011, we sold 1,987,959 shares of our common stock and 1,680,219 shares of our Series C preferred stock in a private offering to accredited and institutional investors, generating gross subscription proceeds of approximately $44,935,181. On August 4, 2011, in connection with our participation in the Treasury’s Small Business Lending Fund program, we sold to the Treasury 37,935 shares of our Series D preferred stock, generating gross subscription proceeds of $37,935,000. In January 2012, we completed a private sale of 113,872 shares of our common stock to an institutional investor and another accredited investor, generating gross subscription proceeds of approximately $1,394,932. The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

The net proceeds from the private offerings described above were used (i) to bolster our regulatory capital ratios and those of our banking subsidiary, (ii) to support our balance sheet growth, including additional lending to small businesses in our community, (iii) to pursue strategic or failed bank acquisitions, and (iv) for general corporate purposes, except for approximately $18,941,318 of the proceeds from the sale of our Series D preferred stock, which was utilized to redeem our Series A and Series B preferred stock.

As of April 15, 2013, we had outstanding an aggregate of 942,617 stock options issued between 2006 and April 15, 2013 with a weighted average exercise price of $13.20 per share. In addition, we have outstanding a total of 25,667 shares of restricted stock issued under the 2006 Plan issued between 2010 and 2011, all of which have vested, and 7,819 in executive officer stock grants. We also granted a total of 22,773 shares of our common stock to directors in lieu of cash director fees in 2012 and 2013. Further, we sold 50,000 shares of common stock to the Employee Stock Ownership Plan at a price of $11.00 per share for the benefit of eligible employees in 2010. The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Rule 701 of the Securities Act, as the offers, sales and issuances of the securities were transactions under compensatory benefit plans as provided under Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New Orleans, Louisiana, on the 29th day of April, 2013.

FIRST NBC BANK HOLDING COMPANY

By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the 29th day of April, 2013.

Signature		Title

By:	/s/ Ashton J. Ryan, Jr.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
Ashton J. Ryan, Jr.

By:	/s/ Mary Beth Verdigets	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Mary Beth Verdigets

By:	*	Director
William Carrouche

By:	*	Director
John F. French

By:	*	Director
Leander J. Foley, III

By:	*	Director
Leon L. Giorgio, Jr.

By:	*	Director
Shivan Govindan

By:	*	Director
L. Blake Jones

By:	*	Director
Louis V. Lauricella

Signature		Title

By:	*	Director
Mark G. Merlo

By:	*	Director
Dr. Charles C. Teamer

By:	*	Director
Joseph F. Toomy

*By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Attorney-in-Fact

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement+

2.1	Purchase and Assumption Agreement, dated as of November 18, 2011, among the Federal Deposit Insurance Corporation, as Receiver of Central Progressive Bank, First NBC Bank, and the Federal Deposit Insurance Corporation*^

3.1	Restated Articles of Incorporation

3.2	Amended and Restated Bylaws+

4.1	Specimen common stock certificate

5.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP

10.1	First NBC Bank Holding Company Stock Incentive Plan (“2006 Plan”)^

10.2	Amendment No. 1 to 2006 Plan^

10.3	Addendum (Directors’ Shares) to 2006 Plan^

10.4	2012 Amendment to 2006 Plan^

10.5	Form of Stock Option Award Agreement under 2006 Plan^

10.6	Form of Restricted Stock Award Agreement under 2006 Plan^

10.7	Form of Warrant Agreement relating to warrants issued to organizers of First NBC Bank^

10.8	Form of Warrant Agreement relating to warrants issued to shareholders of Dryades Bancorp, Inc.^

10.9	Securities Purchase Agreement, dated as of September 30, 2010, by and among First NBC Bank Holding Company and each of Banc Fund VII L.P. and Banc Fund VIII L.P.*^

10.10	Securities Purchase Agreement, dated as of October 1, 2010, by and among First NBC Bank Holding Company and each of Ithan Creek Master Investment Partnership (Cayman) II, L.P.; Bay Pond Partners, L.P.; Bay Pond Investors (Bermuda) L.P.; Ithan Creek Master Investors (Cayman) L.P.; Wolf Creek Partners L.P.; and Wolf Creek Investors (Bermuda) L.P.*^

10.11	Securities Purchase Agreement, dated as of January 27, 2011, by and between First NBC Bank Holding Company and Commerce Street Financial Partners, LP*^

10.12	Securities Purchase Agreement, dated as of June 29, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.*^

10.13	VCOC Letter Agreement, dated November 8, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.^

10.14	Securities Purchase Agreement, dated as of August 4, 2011, by and between the Secretary of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s participation in the U.S. Treasury’s Small Business Lending Fund program*^

10.15	Letter Agreement, dated August 4, 2011, by and between the United States Department of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s repurchase of shares of preferred stock issued under the TARP Capital Purchase Program^

10.16	Letter Agreement, dated September 27, 2011, by and among First NBC Bank Holding Company, Investure Evergreen Fund, LP – 2011 Special Term Tranche, and Blue Pine Crescent Limited Partnership^

10.17	First NBC Bank Holding Company Deferred Compensation Plan, Effective June 30, 2012^

21.1	Subsidiaries of First NBC Bank Holding Company^

23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1	Power of attorney (see page II-4 to this registration statement on From S-1)^

*	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

^	Previously filed

+	To be filed by amendment.